                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-13665

PROSPECTUS
                                3,500,000 SHARES

                             3-D GEOPHYSICAL, INC.

[3-D GEOPHYSICAL LOGO]            COMMON STOCK

                               ------------------

     All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by 3-D Geophysical, Inc. (the "Company").

     The Common Stock is traded on the Nasdaq National Market under the symbol "TDGO". The last reported sale price for the Common Stock on the Nasdaq National Market on December 17, 1996 was $8 1/8 per share.

                               ------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN
         FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF
                        THE COMMON STOCK OFFERED HEREBY.
                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
Per Share                                 $7.50                $.45                 $7.05
-------------------------------------------------------------------------------------------------
Total(3)                               $26,250,000          $1,575,000           $24,675,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

  (1) For information regarding indemnification of the Underwriters, see "Underwriting".

  (2) Before deducting expenses payable by the Company estimated at $800,000.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $30,187,500, $1,811,250 and $28,376,250, respectively. See "Underwriting".

                               ------------------

     The shares of Common Stock are being offered hereby by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about December 23, 1996 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

SMITH BARNEY INC.

                    RAUSCHER PIERCE REFSNES, INC.

                                                               SIMMONS & COMPANY
                                                                  INTERNATIONAL

DECEMBER 17, 1996

3-D GEOPHYSICAL, INC. provides state-of- the-art seismic data acquisition services to the oil and gas industry in the Western Hemisphere. The Company is an industry leader in 3-D land surveys and in heliportable, conventional, and shallow water operations, with over 12,000 channels of 24-bit recording system capability.

[Photograph of helicopter transporting the central electronics unit to a remote site.]

[Photograph of boats off the coast of Alaska performing shallow water seismic data acquisition.]

[Photograph of crew in heavy forest in Mexico.]


The Company has considerable experience in areas ranging from the Arctic icepack to jungle environments. This includes a high level of heliportable expertise that allows the Company to conduct operations in rough terrain, heavy forests, and environmentally sensitive areas. The Company also provides shallow water services in some areas.

For more information on 3-D Geophysical, Inc., see the inside back cover.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     Unless the context indicates otherwise, all references herein to the "Company" or to "3-D Geophysical" mean 3-D Geophysical, Inc. and its subsidiaries, the principal ones of which operate two seismic data acquisition businesses (the "Operating Subsidiaries") -- Geovaluaciones, S.A. de C.V. ("Geovaluaciones") and Northern Geophysical of America, Inc. ("Northern"). In addition, the Company processes seismic data through another subsidiary, Procesos Interactivos Avanzados, S.A. de C.V. ("PIASA"). Concurrently with the consummation of the Company's initial public offering (the "Initial Public Offering") in February 1996, 3-D Geophysical acquired Geoevaluaciones, Northern, Paragon Geophysical, Inc. ("Paragon") and Kemp Geophysical Corporation ("Kemp"). In December 1996, Paragon and Kemp were merged with and into Northern. Unless the context indicates otherwise, certain technical and other terms used in this Prospectus have the meanings assigned to them in the Glossary appearing elsewhere herein.

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information included in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. In this Prospectus, unless otherwise indicated, references to "dollars" and "$" are to United States dollars, references to "pesos" are to Mexican pesos and references to "Canadian dollars" and "C$" are to Canadian dollars, and the terms "United States" and "U.S." mean the United States of America, its states, territories and possessions and all areas subject to its jurisdiction.

                                  THE COMPANY
GENERAL

     3-D Geophysical, Inc. is one of the leading providers of land-based and shallow water three-dimensional ("3-D") and two-dimensional ("2-D") seismic data acquisition services to the oil and gas industry in the Western Hemisphere. As of October 31, 1996, the Company's nine crews operated land-based and shallow water seismic data acquisition systems, primarily utilizing state-of-the-art, 24-bit equipment, with a total of approximately 12,000 channels, in Alaska, the Rocky Mountain, West Coast and Appalachian regions and in Mexico.

     The seismic data acquisition services industry is currently experiencing several significant changes, including a continuing consolidation of service providers. The Company believes that this consolidation is due in part to the trend by oil and gas exploration and production companies to rely on third-party seismic contractors to provide increasingly more sophisticated and extensive 3-D seismic surveys. These surveys require a greater number of recording channels and therefore substantial capital expenditures. This trend is rationalizing the seismic services industry and creating a competitive advantage for companies with extensive 3-D channel capacity and greater financial resources.

     The Company believes that (i) its state-of-the-art systems, (ii) its ability to relocate equipment and crews among the regions in which it operates,
(iii) the regional experience of its management and crews in performing 3-D and 2-D surveys, and (iv) the quality of its services and relationships with customers will enable the Company to take advantage of this industry trend.

     Since the Initial Public Offering, the Company has:

     - Increased its channel capacity from approximately 7,500 to approximately 12,000 channels;

     - Expanded its operations in Alaska with seismic data acquisition contracts with Arco Alaska Inc., a subsidiary of Atlantic Richfield Company ("ARCO"), BP Exploration (Alaska) Inc. ("BP Alaska") and Marathon Oil Company ("Marathon");

     - Obtained two of the first group of 3-D seismic data acquisition contracts awarded to date by Petroleos Mexicanos ("PEMEX"), Mexico's national oil company;

     - Established a presence in Peru by opening a branch office and a seismic data processing center and bidding on several contracts to provide seismic data acquisition services in Peru; and

     - Entered into a stock purchase agreement to acquire J.R.S. Exploration Company Limited ("J.R.S. Exploration"), a seismic data acquisition business that has been operating in Western Canada since

      1978 using up to four crews utilizing 24-bit seismic data acquisition systems with a total of approximately 2,000 channels.

  INDUSTRY OVERVIEW

     Seismic data is the principal source of information used by geoscientists to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is acquired over a specified area by deploying a network of electronic cables over the area to which electronic receivers, or geophones, are attached. Once this network is deployed, an energy source, such as truck mounted vibrators ("vibroseis") or dynamite, is used to generate seismic waves over a pre-determined set of frequencies that move through the rock formation under the area and reverberate back to the surface in milliseconds. The geophones capture the changing velocity and character of these seismic waves as they travel down and back through the earth's surface and transmit this information a short distance along an electrical path (a "channel") to a remote signal conditioner. The remote signal conditioner digitizes the analog data and transmits it to a central electronics unit that stores the acquired data. The data is then sent to a processing center where mathematical algorithms are applied to separate signals from interference and to correct distortion. Migration techniques are also applied to produce a spatial representation of the subsurface formations that were surveyed. After processing, the data is transferred to a computer workstation that allows the data to be viewed and reconfigured by a geoscientist who interprets the data with computer-aided exploration techniques in order to plot features and map the structures of the subsurface area.

     In the past, a 2-D survey was the standard technique utilized to acquire seismic data. 2-D seismic data can be visualized as a single vertical plane of subsurface information. 3-D seismic surveys produce data that is best visualized as a cube of information that can be sliced into numerous planes. Thus, 3-D surveys provide different views of a subsurface geologic structure and much higher resolution of the structure than is available from a 2-D survey and have proven to be more reliable indicators of the oil and gas potential in the area surveyed. As a result, drilling based on 3-D seismic surveys has improved the economics of finding oil and gas. Consequently, demand for 3-D seismic surveys, and for surveys that cover wide areas and utilize a greater number of channels, has increased in the past several years. Furthermore, due to the enhanced information provided, 3-D surveys have proven to be a cost effective and efficient tool for oil and gas exploration and, increasingly, the development of existing reserves.

  BUSINESS STRATEGY

     The Company's objective is to capitalize on the consolidation taking place in its industry to enhance its position as one of the leading providers of land-based and shallow water seismic data acquisition services and to become a significant provider of related services to the oil and gas industry in the Western Hemisphere. The Company intends to achieve this objective by:

     - Optimizing the utilization of its state-of-the-art seismic data acquisition systems by relocating equipment and crews among the regions in which the Company operates;

     - Expanding its operations in Mexico and elsewhere in Latin America by seeking further contract opportunities with PEMEX and other oil companies operating in Latin America;

     - Pursuing opportunities in the United States, including Alaska, by attempting to strengthen existing business relationships with multinational companies and their affiliates, such as ARCO, BP Alaska, Marathon and others;

     - Pursuing strategic acquisitions by seeking to acquire providers of seismic data acquisition and related services, such as J.R.S. Exploration, that complement the Company's geographic market coverage and growth strategy; and

     - Expanding the Company's data processing and interpretation and reservoir characterization services already being provided to PEMEX in Mexico into other markets.

                                  THE OFFERING

Common Stock offered.......  3,500,000 shares

Common Stock to be
outstanding after the
  Offering(1)..............  11,100,000 shares

Use of proceeds............  Of the net proceeds of this Offering, the Company intends to use (i) approximately $16.9 million to purchase additional systems, additional channel capacity for the six 24-bit seismic data acquisition systems it presently owns and related vehicles and equipment to enhance the Company's 3-D seismic data acquisition capacity; (ii) approximately $2.7 million to pay the cash portion of the purchase price for J.R.S. Exploration (and certain related equipment) and approximately $1.0 million to repay debt of J.R.S. Exploration to a commercial bank; (iii) approximately $3.0 million to repay indebtedness incurred in connection with the Company's purchase in May 1996 of two 24-bit seismic data acquisition systems; and (iv) the balance, if any, for working capital and other general corporate purposes. See "Use of Proceeds," "Business -- Capital Expenditures" and
                             "Business -- Proposed Acquisition of J.R.S.
                             Exploration."

Nasdaq National Market
  symbol...................  "TDGO"
---------------

(1) Excludes (a) 720,000 shares reserved for issuance upon the exercise of options granted and to be granted under the 3-D Geophysical 1995 Long-Term Incentive Compensation Plan, as amended, of which options for 624,350 shares have been granted as of October 31, 1996, and (b) 265,002 shares reserved for issuance upon the exercise of options granted other than pursuant to such plan to certain directors and key employees of the Company (see "Management -- Director Compensation" and "Management -- Long-Term Incentive Compensation Plan").

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     On February 9, 1996, simultaneously with the consummation of the Initial Public Offering, 3-D Geophysical acquired in separate transactions, in exchange for cash, notes and shares of Common Stock, Geoevaluaciones, PIASA, Northern's land-based seismic data operations, Paragon and Kemp. See "Certain Transactions." For accounting purposes, the acquisitions of Geoevaluaciones and PIASA were treated as a recapitalization of Geoevaluaciones and PIASA with Geoevaluaciones (combined with PIASA) deemed to be the acquiror and predecessor of 3-D Geophysical. Accordingly, the combined net assets of Geoevaluaciones and PIASA were valued at historical cost and the consideration given to the former stockholders of Geoevaluaciones and PIASA was treated for accounting purposes as a dividend. The acquisitions of Northern's land-based seismic data operations, Paragon and Kemp (the "Purchased Companies") were treated as business combinations accounted for by the purchase method of accounting as prescribed by Accounting Principles Board Opinion No. 16 and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 48 (as applied prior to the issuance of SAB 97) and are included within 3-D Geophysical's historical consolidated statement of operations commencing February 9, 1996. The acquisition of Paragon's common stock in exchange for shares of Common Stock was accounted for at Paragon's historical cost. Northern's land-based seismic data operations and Kemp were valued at the fair market value of consideration given. In connection with the acquisitions of Northern's land-based seismic data operations and Kemp, the excess of consideration given over the fair market value of net assets is being amortized on a straight-line basis over 15 years. For purposes of identification and description, the Company is referred to as the "Predecessor" for the period prior to the Initial Public Offering and the acquisition of the Purchased Companies as described below, the "Successor" for the period subsequent to the Initial Public Offering and the acquisition of the Purchased Companies and the "Company" for both periods.

     Summary historical financial data is provided for Geoevaluaciones and PIASA on a combined basis because, as described in the preceding paragraph, Geoevaluaciones and PIASA are considered the acquirors of the Purchased Companies for accounting purposes and therefore are deemed to be the predecessor of 3-D Geophysical. The historical financial information for each of the three years ended December 31, 1995 and for the nine months ended September 30, 1995 was derived from financial statements appearing elsewhere in this Prospectus. The historical financial information for the years ended December 31, 1991 and 1992 was derived from Geoevaluaciones' financial statements (1991 is unaudited) which do not appear elsewhere in this Prospectus. The historical financial information for the nine months ended September 30, 1996 represents combined operations for the entire nine months for Geoevaluaciones and also includes operations for the Purchased Companies for the period from February 9, 1996 to September 30, 1996. As a result, the Successor's statement of operations for the nine months ended September 30, 1996 is not comparable to the Predecessor's statement of operations for the nine months ended September 30, 1995. The pro forma consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 assume that the Company had completed the recapitalization, the acquisition of the Purchased Companies and the Initial Public Offering on January 1, 1995. The following summary pro forma statement of operations information was derived from the pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The pro forma consolidated statement of operations data may not be indicative of actual results that would have been achieved if the transactions had occurred on the dates indicated or the results which may be realized in the future.

     The pro forma consolidated statement of operations information does not include the effects of the proposed acquisition of J.R.S. Exploration and certain related equipment (see "Business -- Proposed Acquisition of J.R.S. Exploration"). For a presentation of the pro forma effects of this proposed acquisition, see the adjusted pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

     The following summary financial data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                  COMPANY
                                                                                                         -------------------------
                                                                                                                            PRO
                                                                                                                         FORMA(2)
                                                                 PREDECESSOR(1)                                          ---------
                                          ------------------------------------------------------------
                                                                                          NINE MONTHS     NINE MONTHS      YEAR
                                                    YEAR ENDED DECEMBER 31,                  ENDED           ENDED         ENDED
                                          --------------------------------------------     SEPT. 30,       SEPT. 30,     DEC. 31,
                                           1991    1992      1993      1994      1995        1995            1996          1995
                                          ------  -------   -------   -------   ------   -------------   -------------   ---------
STATEMENT OF OPERATIONS DATA:
Net revenues..........................    $4,241  $10,342   $17,638   $17,660   $9,825       $7,157         $ 36,151      $37,835
Expenses:
 Cost of data acquisition.............     2,574    7,577    13,146    11,004    5,968        3,759           26,563       28,931
 Depreciation and
   amortization.......................       651      941       990     1,468      662          531            2,788        3,431
 General and administrative
   expenses...........................       538      908     1,280     1,814    1,038          833            3,907        4,298
                                          ------  -------   -------   -------   ------       ------         --------      -------
Operating income......................       478      916     2,222     3,374    2,157        2,034            2,893        1,175
Other income (expense):
 Interest expense.....................      (283)    (669)   (1,032)     (466)    (803)        (562)            (668)      (1,124)
 Foreign currency transaction gains
   (losses)...........................        45       --        33       (92)    (120)         (83)               8         (120)
 Miscellaneous........................        (3)      63       270        87      503           38              437          415
                                          ------  -------   -------   -------   ------       ------         --------      -------
Income (loss) before provision for
 income taxes and extraordinary
 item.................................       237      310     1,493     2,903    1,737        1,427            2,670          346
Provision (benefit) for income
 taxes................................        66       95       418     1,000      130           81              645         (357)
                                          ------  -------   -------   -------   ------       ------         --------      -------
Income (loss) before extraordinary
 item.................................       171      215     1,075     1,903    1,607        1,346            2,025      $   703
                                                                                                                          =======
Extraordinary item, net...............        --       --        --        --       --           --               57
                                          ------  -------   -------   -------   ------       ------         --------
Net income............................    $  171  $   215   $ 1,075   $ 1,903   $1,607       $1,346         $  2,082
                                          ======  =======   =======   =======   ======       ======         ========
Weighted average shares outstanding...                                                                         6,927        6,232
PER SHARE INFORMATION:
Income before extraordinary item......                                                                      $    .29      $   .11
                                                                                                            ========      =======
Extraordinary item, net...............                                                                      $    .01
                                                                                                            ========
Net earnings..........................                                                                      $    .30
                                                                                                            ========
STATEMENT OF CASH FLOWS DATA:
 Operating activities.................    $  997  $ 1,724   $ 2,199   $ 4,399   $1,672      $ 1,585        $  (2,089)
 Investing activities.................    (1,362)    (671)     (747)   (3,262)     204         (123)         (22,484)
 Financing activities.................       (11)    (655)      (63)   (2,058)  (1,423)        (663)          25,162
OTHER FINANCIAL DATA:
EBITDA(3).............................    $1,171  $ 1,920   $ 3,515   $ 4,837   $3,202      $ 2,520        $   6,126      $ 4,901
OPERATING DATA:
Number of crews at end of period:
 I/O SYSTEM TWO(R) crews..............                  2         2         2        2            2                6            7
 DFS-VTM crews........................                 --        --        --       --           --                1            1
 Number of recording channels at end
   of period..........................                672       672       960      960          960           12,000        7,500

                                                  COMPANY
                                        ----------------------------
                                                PRO FORMA(2)
                                        ----------------------------
                                                 NINE MONTHS
                                                    ENDED
                                        -----------------------------
                                          SEPT. 30,       SEPT. 30,
                                            1995            1996
                                        -------------   -------------
STATEMENT OF OPERATIONS DATA:
Net revenues..........................     $25,669         $39,974
Expenses:
 Cost of data acquisition.............      19,063          30,082
 Depreciation and
   amortization.......................       2,530           3,068
 General and administrative
   expenses...........................       3,093           4,272
                                           -------         -------
Operating income......................         983           2,552
Other income (expense):
 Interest expense.....................        (752)           (710)
 Foreign currency transaction gains
   (losses)...........................         (83)              8
 Miscellaneous........................         (68)            437
                                           -------         -------
Income (loss) before provision for
 income taxes and extraordinary
 item.................................          80           2,287
Provision (benefit) for income
 taxes................................        (390)            511
                                           -------         -------
Income (loss) before extraordinary
 item.................................     $   470         $ 1,776
                                           =======         =======
Extraordinary item, net...............
Net income............................
Weighted average shares outstanding...       6,232           6,232
PER SHARE INFORMATION:
Income before extraordinary item......     $   .08         $   .28
                                           =======         =======
Extraordinary item, net...............
Net earnings..........................

STATEMENT OF CASH FLOWS DATA:
 Operating activities.................
 Investing activities.................
 Financing activities.................
OTHER FINANCIAL DATA:
EBITDA(3).............................     $ 3,362         $ 6,065
OPERATING DATA:
Number of crews at end of period:
 I/O SYSTEM TWO(R) crews..............           5               6(4)
 DFS-VTM crews........................           4               2(4)
 Number of recording channels at end
   of period..........................       5,220          12,000



                                                                               COMPANY               COMPANY AS OF
                                                                                AS OF            SEPTEMBER 30, 1996 AS
                                                                          SEPTEMBER 30, 1996          ADJUSTED(5)
                                                                          ------------------     ---------------------
BALANCE SHEET DATA:
  Working capital......................................................        $  2,850                 $ 6,824
  Total assets.........................................................          54,396                  75,271
  Long-term debt and capital leases....................................           8,682                   5,682
  Total stockholders' equity...........................................          26,987                  50,862

---------------

(1) Amounts represent the combination of Geoevaluaciones and PIASA, the Predecessor.

(2) Reflects pro forma adjustments for the acquisitions of the Purchased Companies and the consummation of the Initial Public Offering; does not reflect adjustments related to the proposed acquisition of J.R.S. Exploration and certain related equipment as described in "Business -- Proposed Acquisition of J.R.S. Exploration." See the pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus for a discussion of the assumptions made and adjustments applied in the preparation of the summary historical and pro forma financial and operating data, as well as the pro forma effect of the proposed acquisition of J.R.S. Exploration and certain related equipment.

(3) EBITDA represents earnings before interest expense, taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(4) Does not include one crew providing drilling and survey services for a seismic data acquisition crew operated by PEMEX.

(5) Reflects the sale of shares of Common Stock offered hereby and the application of a portion of the estimated net proceeds as described in "Use of Proceeds;" does not reflect the application of any net proceeds to, or the issuance of any shares of Common Stock in connection with, the proposed acquisition of J.R.S. Exploration and certain related equipment. See "Business -- Proposed Acquisition of J.R.S. Exploration."

            CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The factors discussed under "Risk Factors," among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus, including, without limitation, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," filings by the Company with the SEC and the Company's press releases. When used in this Prospectus, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements.

                                  RISK FACTORS

LIMITED COMBINED OPERATING HISTORY

     3-D Geophysical was incorporated in March 1995 and concurrently with the Initial Public Offering in February 1996 acquired the Operating Subsidiaries and PIASA. Prior to the Initial Public Offering, the Operating Subsidiaries operated independently and neither the historical results of their separate operations nor their pro forma financial information are necessarily indicative of the results that would have been achieved had the Operating Subsidiaries been operated on an integrated basis or the results that may be realized in the future. Although members of management of the Company have extensive experience in providing land-based and shallow water seismic data acquisition services and in managing businesses that provide such services, there can be no assurance that management will be able to implement the Company's operating and growth strategies successfully. See "Management."

DEPENDENCE UPON ENERGY INDUSTRY SPENDING

     Demand for the Company's services depends upon the level of capital expenditures by oil and gas companies for exploration, production, development and field management activities. These activities depend in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States and abroad, the discovery rate of new oil and gas reserves in land and shallow water areas, local and international political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. In addition, a decrease in oil and gas expenditures could result from such factors as unfavorable tax and other legislation or uncertainty concerning national energy policies. Beginning in 1982, a sharp decline in oil and gas prices led to a worldwide reduction in oil and gas activities. This decline resulted in a significant reduction in the overall demand for seismic services. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's services and the Company's results of operations.

CAPITAL INTENSIVE BUSINESS; RAPID OBSOLESCENCE OF TECHNOLOGY

     The Company competes in a capital intensive industry. As the number of channels per 3-D crew has increased significantly over the past few years, the capital costs of fully equipping each crew have also increased. The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years and the Company expects this trend to continue. There can be no assurance that manufacturers of seismic equipment will not develop new systems that have competitive advantages over systems now in use that either render the Company's current equipment obsolete or require the Company to make significant incremental capital expenditures to maintain its competitive position. The Company's strategy is to upgrade its data acquisition systems as often as necessary to maintain its competitive position. Furthermore, any significant increase in the level of the Company's operations may require it to acquire additional data acquisition systems. To do so will likely require large expenditures of capital in addition to the

Company's planned capital expenditures. There can be no assurance that the Company will have the capital necessary to upgrade its equipment to maintain its competitive position or to acquire any additional required equipment, or that any required financing therefor will be available on favorable terms. If the Company is unable to raise the capital necessary to update or increase the capacity of its data acquisition systems to the extent necessary, it will be unable to update such systems or increase its level of operations and may be materially and adversely affected as a result. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Capital Expenditures" and "Business -- Competition."

SUBSTANTIAL COMPETITION

     The Company has extensive competition in each of the regions in which it operates. Competitive factors include price, crew experience, equipment availability, technological expertise and reputation for dependability and safety. Certain of the Company's major competitors have more crews and operate data acquisition systems having significantly more channels than the Company, provide integrated data acquisition, processing and interpretation services and have far greater financial and other resources than the Company and more extensive relationships with major integrated and multinational oil and gas companies. Such resources enable these competitors to maintain state-of-the-art technology and certain other advantages relating to costs that may provide them with an advantage over the Company in bidding for contracts. In addition, certain competitors of the Company take an economic interest in oil and gas exploration and development projects for which they perform services for their customers. There can be no assurance that the Company will be able to compete successfully against its competitors for contracts to conduct seismic surveys. See "Business -- Competition."

SUBSTANTIAL RISKS OF DOING BUSINESS IN LATIN AMERICA

     For the year ended December 31, 1995 and for the nine months ended September 30, 1996, 26.0% and 22.7%, respectively, of the pro forma net revenues of the Company resulted from the operations of Geoevaluaciones and PIASA in Mexico (the "Mexican Operations"). The level of land-based seismic data acquisition services in Mexico has in the past been vulnerable to economic downturns and changes in government policies and public spending. Since December 1994, Mexico has experienced an economic crisis characterized by a significant devaluation of the peso, exchange rate instability, increased inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. Despite certain austerity measures, volatility in the peso to dollar foreign exchange rate and financial markets persisted through 1995. The peso to dollar exchange rate (as published by Banco Mexicano de Comercio Exterior) at the close of the last business day of 1993, 1994, 1995 and on September 30, 1996 was 3.13, 5.00, 7.68 and 7.55, respectively. On October 31, 1996, such exchange rate was 8.05. Inflation in Mexico for the year ended December 31, 1995 and for the nine months ended September 30, 1996 was approximately 52.0% and 20.3%, respectively, based on the consumer price index.

     The December 1994 devaluation of the peso had a number of effects on the Mexican economy that have adversely affected the financial condition of businesses in Mexico, including the Mexican Operations. The devaluation caused the peso value of dollar denominated indebtedness associated with the Mexican Operations, which consists primarily of equipment financing, to increase significantly, and also greatly increased the rate of inflation, resulting in a sharp rise in nominal interest rates on peso denominated financing.

     The prices the Company pays for certain equipment, energy and other materials for the Mexican Operations are set, in part, by reference to international prices denominated in currencies other than pesos, and the results of operations of the Mexican Operations, denominated in pesos, are translated into dollars for inclusion in the Company's financial statements. However, the operations and revenues of the Mexican Operations are primarily peso-denominated and the Company has not hedged against currency risks in Mexico, except that certain of the costs incurred by the Mexican Operations may be adjusted, pursuant to the Company's contracts with PEMEX, to take into account economic events such as inflation and devaluation of the peso (see "Business -- Marketing and Customers -- Contracts"). The Company is subject to foreign exchange risks primarily in connection with the conversion into dollars of the results of operations of the

Mexican Operations. Increases in the peso to dollar exchange rate will result in a reduction of the dollar value of peso-based revenues of the Company as well as the dollar value of peso-based expenses of the Company. Likewise, decreases in such rate will result in increases in the dollar value of such revenues and expenses. As a result, such fluctuations could have a material adverse effect on the financial condition and results of operations of the Company. The Company does not currently employ any hedging method to reduce such foreign exchange risks. While the Company may from time to time evaluate methods to reduce such foreign exchange risks, the adoption of any particular method will depend on existing market conditions. The Company cannot reasonably predict what method, if any, it will adopt to reduce foreign exchange risks, and there can be no assurance that it will adopt any such method or that, if adopted, any such method will reduce such risks.

     There can be no assurance that future developments in the Mexican political, economic, social or diplomatic condition, over which the Company has no control, will not have a material adverse effect on the Company's financial condition or results of operations or the market price of its securities.

     In June 1996, the Company established a branch and opened a seismic data processing center in Peru. In September 1996, the Company entered into a contract to provide land-based seismic data acquisition services there; however, this contract is subject to the resolution of certain uncertainties relating to obtaining required local permits. The Company intends to continue to seek expansion opportunities in Peru and other countries in Latin America. In general, so long as the Company derives a significant portion of its revenues outside the United States, in addition to currency risks, the Company will be subject to risks associated with international operations, including war, civil disturbance and government activity, which may limit or disrupt the Company's operations.

DEPENDENCE ON SIGNIFICANT CUSTOMER

     26.0% and 22.7% of the pro forma net revenues of the Company for the year ended December 31, 1995 and nine months ended September 30, 1996, respectively, and in excess of 95% of the net revenues of the Mexican Operations in those periods, were derived from land-based seismic data acquisition services provided to PEMEX. The loss of PEMEX as a customer would have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Marketing and Customers -- Customers."

RELIANCE ON KEY SUPPLIER

     The Company is dependent on Input/Output, Inc. ("Input/Output") for additions to and replacements for its I/O SYSTEM TWO(R) seismic data acquisition systems. Although Input/Output is not the only supplier of seismic data acquisition systems, it is the Company's primary supplier and the Company considers Input/Output's systems to be among the state-of-the-art seismic data acquisition systems for performing 3-D seismic surveys on land and in shallow water. Therefore, should a system be substantially damaged, or should a significant systems failure occur, and should Input/Output be unwilling or unable to furnish replacement parts or otherwise repair such systems, the Company may be unable to obtain such replacements from other sources and would have to acquire other equipment that may be less advanced technologically. Although the Company believes it will be able to obtain systems from Input/Output or another source of state-of-the-art seismic data acquisition systems in the future, should it be unable to do so, the Company's anticipated revenues could be reduced significantly and the amount of cash needed for capital expenditures could be increased significantly. See "Business -- Capital Expenditures."

OPERATING RISKS; WEATHER

     The Company's crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible and under other hazardous conditions. Accordingly, its operations are subject to risks of injury to personnel and loss of equipment. Fixed costs, including costs associated with operating leases, labor costs and depreciation, account for more than half of the Company's costs and expenses. As a result, low productivity resulting from weather interruptions, equipment failures or other causes such as fires and accidental explosions resulting from the handling of equipment and supplies can result in significant operating losses. In addition, while the Company has insurance policies that protect it against liabilities that may be incurred in the ordinary course of its business, the Company is unable to insure fully against all possible loss or liability. For example, no insurance is available at a cost deemed reasonable by the Company for war, nationalization, appropriation or other extreme events. See
"Business -- Operating Conditions" and "Business -- Marketing and
Customers -- Contracts."

RELIANCE ON KEY PERSONNEL

     The Company's operations are dependent on the efforts of Messrs. Richard Davis, Luis Ferran, Joel Friedman, Ronald Koons, Charles Merchant and Wayne Widynowski. If any of these key persons becomes unable to continue in his present role, or if the Company is unable to attract and retain other skilled employees, the Company's business could be adversely affected. See "Management."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Upon completion of this Offering, the Company will have outstanding 11,100,000 shares of Common Stock. The Company and its officers and directors have agreed that for a period of 120 days from the date of this Prospectus they will not without the prior written consent of Smith Barney Inc. (i) sell, offer to sell, solicit an offer to buy, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, or (ii) grant any options or warrants to purchase shares of Common Stock (other than the grant of options under the 3-D Geophysical 1995 Long-Term Incentive Compensation Plan, as amended (the "Plan"), and Common Stock issuable upon the exercise of options granted under the Plan or otherwise to officers, directors and other key employees of the Company). The 1,400,681 shares of Common Stock issued in connection with the founding of 3-D Geophysical will be eligible for resale in the public market commencing in March 1997 and the 1,599,319 shares of Common Stock issued to the former stockholders of the Operating Subsidiaries and PIASA simultaneously with the consummation of the Initial Public Offering will be eligible for resale in the public market commencing in February 1998, subject in each case to certain volume and other restrictions provided for in Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company has granted pursuant to the Plan options to purchase an aggregate of 624,350 shares of Common Stock and has granted options to purchase an additional aggregate of 265,002 shares of Common Stock other than pursuant to the Plan to certain directors and key employees of the Company (see "Management -- Director Compensation" and "Management -- Long-Term Incentive Compensation Plan"). The Company intends to register under the Securities Act the shares issuable upon exercise of such options and, upon such registration, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to certain restrictions under Rule 144.

     Sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE GENERAL CORPORATION LAW

     Certain provisions of the Certificate of Incorporation and By-laws may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Such provisions may therefore deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock -- Certain Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, By-laws and Delaware General Corporation Law."

                                  THE COMPANY

     3-D Geophysical, Inc. is one of the leading providers of land-based and shallow water 3-D and 2-D seismic data acquisition services to the oil and gas industry in the Western Hemisphere. As of October 31, 1996, the Company's nine crews operated land-based and shallow water seismic data acquisition systems, primarily utilizing state-of-the-art, 24-bit equipment, with a total of approximately 12,000 channels, in Alaska, the Rocky Mountain, West Coast and Appalachian regions and in Mexico.

     3-D Geophysical, Inc., a Delaware corporation, was incorporated in March 1995. The Company's principal offices are located at 7076 South Alton Way, Building H, Englewood, Colorado 80112, and its telephone number is (303) 290-0214.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered hereby, after deducting the underwriting discount and estimated expenses of this Offering to be paid by the Company, are estimated to be approximately $23.9 million ($27.6 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates that it will use the net proceeds for the following purposes: (i) approximately $16.9 million to purchase additional systems, additional channel capacity for the six 24-bit seismic data acquisition systems it presently owns and related vehicles and equipment to enhance the Company's 3-D seismic data acquisition capacity;
(ii) approximately $2.7 million to pay the cash portion of the purchase price for J.R.S. Exploration (and certain related equipment) and approximately $1.0 million to repay debt of J.R.S. Exploration to a commercial bank (see
"Business -- Proposed Acquisition of J.R.S. Exploration"); (iii) approximately $3.0 million to repay indebtedness incurred in connection with the Company's purchase in May 1996 of two 24-bit seismic data acquisition systems; and (iv) the balance, if any, for working capital and other general corporate purposes.

     The additional systems and equipment referred to in clause (i) above include a 1,000 channel seismic data acquisition system and certain equipment that are is presently leased from The Andrews Group International, Inc. under leases that contain a purchase option. See "Use of Proceeds,"
"Business -- Capital Expenditures" and "Certain Transactions." The indebtedness referred to in clause (iii) above consists of a portion of the $12 million borrowed under a term loan from First Interstate Bank of Texas, N.A. that matures on July 31, 1999 and bears interest at an annual rate equal to the prime rate plus 1%. See "Capitalization" and "Business -- Capital Expenditures."

     The Company may revise its plans in response to future changes in the oil and gas industry in general and the demand for its services in particular, its results of operations, its other capital requirements and other relevant factors. Until the proceeds are utilized as set forth above, the Company intends to invest the net proceeds of this Offering in money market obligations, certificates of deposit or other short-term, interest bearing securities.

                                DIVIDEND POLICY

     The Company intends to retain its earnings, if any, to finance the expansion of its business and for general corporate purposes and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level and terms of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors may deem relevant. The Company is a party to a loan agreement that restricts the payment of dividends and certain other matters. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Capital Expenditures."

                          PRICE RANGE OF COMMON STOCK

     Since the Initial Public Offering in February 1996 of Common Stock at $7.50 per share, the Common Stock has been traded on the Nasdaq National Market under the symbol "TDGO." The following table sets forth, for the periods indicated, the high and low sale prices per share for the Common Stock as reported by the Nasdaq National Market:

                                                                            HIGH     LOW
                                                                            ----     ---
    1996
    First Quarter (February 6 through March 31)...........................  10 3/8   7 7/16
    Second Quarter........................................................  12 1/2   8 1/2
    Third Quarter.........................................................  11 3/4   6 3/4
    Fourth Quarter (through December 17)..................................   9 3/4   7 1/2

     On December 17, 1996, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $8 1/8.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to reflect the sale of shares of Common Stock offered hereby and the application of a portion of the estimated net proceeds therefrom as described in Note 1 below. This table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                           SEPTEMBER 30, 1996
                                                                         -----------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(1)
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Current portion of long-term debt and capital leases...................  $ 6,517       $ 6,517
                                                                         =======       =======
Long-term debt and capital leases, excluding current portion(2)........  $ 8,682       $ 5,682
                                                                         -------       -------
Stockholders' equity:
  Preferred Stock, $.01 par value per share; 1,000,000 shares
     authorized; none issued and outstanding...........................       --            --
  Common Stock, $.01 par value per share; 25,000,000 shares authorized;
     7,600,000 shares issued and outstanding and 11,100,000 shares
     issued and outstanding, as adjusted...............................  $    76       $   111
  Additional paid-in capital...........................................   28,173        52,013
  Retained earnings....................................................    1,934         1,934
  Cumulative foreign currency translation adjustments..................   (3,196)       (3,196)
                                                                         -------       -------
          Total stockholders' equity...................................   26,987        50,862
                                                                         -------       -------
          Total capitalization.........................................  $35,669       $56,544
                                                                         =======       =======

---------------

(1) Reflects the sale of shares of Common Stock offered hereby and the application of a portion of the estimated net proceeds as described in "Use of Proceeds;" does not reflect the application of any net proceeds to, or the issuance of any shares of Common Stock in connection with, the proposed acquisition of J.R.S. Exploration and certain related equipment. See "Business -- Proposed Acquisition of J.R.S. Exploration."

(2) On May 31, 1996, the Company acquired seismic data acquisition equipment (the "Equipment") from the manufacturer thereof, Input/Output, for an aggregate of approximately $8.5 million in cash and refinanced certain conditional sales agreements with Input/Output for an additional $4.5 million of equipment. A portion of the purchase price for the Equipment and the funds for the refinancing were paid from the proceeds of a $12 million borrowing under a $15 million term loan (the "Term Loan") from First Interstate Bank of Texas, N.A. (the "Bank") pursuant to a Loan Agreement between the Company and the Bank, dated as of May 29, 1996 (the "Loan Agreement"). For a summary of the Loan Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources."

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     On February 9, 1996, simultaneously with the consummation of the Initial Public Offering, 3-D Geophysical acquired in separate transactions, in exchange for cash, notes and shares of Common Stock, Geoevaluaciones, PIASA, Northern's land-based seismic data operations, Paragon and Kemp. See "Certain Transactions." For accounting purposes, the acquisitions of Geoevaluaciones and PIASA were treated as a recapitalization of Geoevaluaciones and PIASA with Geoevaluaciones (combined with PIASA) deemed to be the acquiror and predecessor of 3-D Geophysical. Accordingly, the combined net assets of Geoevaluaciones and PIASA were valued at historical cost and the consideration given to the former stockholders of Geoevaluaciones and PIASA was treated for accounting purposes as a dividend. The acquisitions of Northern's land-based seismic data operations, Paragon and Kemp (the "Purchased Companies") were treated as business combinations accounted for by the purchase method of accounting as prescribed by Accounting Principles Board Opinion No. 16 and SEC Staff Accounting Bulletin No. 48 (as applied prior to the issuance of SAB 97) and are included within 3-D Geophysical's historical consolidated statement of operations commencing February 9, 1996. The acquisition of Paragon's common stock in exchange for shares of Common Stock was accounted for at Paragon's historical cost. Northern's land-based seismic data operations and Kemp were valued at the fair market value of consideration given. In connection with the acquisitions of Northern's land-based seismic data operations and Kemp, the excess of consideration given over the fair market value of net assets is being amortized on a straight-line basis over 15 years. For purposes of identification and description, the Company is referred to as the "Predecessor" for the period prior to the Initial Public Offering and the acquisition of the Purchased Companies as described below, the "Successor" for the period subsequent to the Initial Public Offering and the acquisition of the Purchased Companies and the "Company" for both periods.

     Selected historical financial data is provided for Geoevaluaciones and PIASA on a combined basis because, as described in the preceding paragraph, Geoevaluaciones and PIASA are considered the acquirors of the Purchased Companies for accounting purposes and therefore are deemed to be the predecessor of 3-D Geophysical. The historical financial information for each of the three years ended December 31, 1995 and for the nine months ended September 30, 1995 was derived from financial statements appearing elsewhere in this Prospectus. The historical financial information for the years ended December 31, 1991 and 1992 was derived from Geoevaluaciones' financial statements (1991 is unaudited) which do not appear elsewhere in this Prospectus. The historical financial information for the nine months ended September 30, 1996 represents combined operations for the entire nine months for Geoevaluaciones and also includes operations for the Purchased Companies for the period from February 9, 1996 to September 30, 1996. As a result, the Successor's statement of operations for the nine months ended September 30, 1996 is not comparable to the Predecessor's statement of operations for the nine months ended September 30, 1995. The pro forma consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 assume that the Company had completed the recapitalization, the acquisition of the Purchased Companies and the Initial Public Offering on January 1, 1995. The following selected pro forma statement of operations information was derived from the pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The pro forma consolidated statement of operations data may not be indicative of actual results that would have been achieved if the transactions had occurred on the dates indicated or the results which may be realized in the future.

     The pro forma consolidated statement of operations information does not include the effects of the proposed acquisition of J.R.S. Exploration and certain related equipment (see "Business -- Proposed Acquisition of J.R.S. Exploration"). For a presentation of the pro forma effects of this proposed acquisition, see the adjusted pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

     The following selected financial data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                PREDECESSOR(1)                                COMPANY
                                       ----------------------------------------------------------------    -------------
                                                                                           NINE MONTHS      NINE MONTHS
                                                  YEAR ENDED DECEMBER 31,                     ENDED            ENDED
                                       ---------------------------------------------      SEPTEMBER 30,    SEPTEMBER 30,
                                        1991     1992      1993      1994      1995           1995             1996
                                       ------   -------   -------   -------   ------      -------------    -------------
STATEMENT OF OPERATIONS DATA:
Net revenues.......................    $4,241   $10,342   $17,638   $17,660   $9,825         $ 7,157         $  36,151
Expenses:
 Cost of data acquisition..........     2,574     7,577    13,146    11,004    5,968           3,759            26,563
 Depreciation and
   amortization....................       651       941       990     1,468      662             531             2,788
 General and administrative
   expenses........................       538       908     1,280     1,814    1,038             833             3,907
                                       ------   -------   -------   -------   ------         -------         ---------
Operating income...................       478       916     2,222     3,374    2,157           2,034             2,893
Other income (expense):
 Interest expense..................      (283)     (669)   (1,032)     (466)    (803)           (562)             (668)
 Foreign currency transaction gains
   (losses)........................        45        --        33       (92)    (120)            (83)                8
 Miscellaneous.....................        (3)       63       270        87      503              38               437
                                       ------   -------   -------   -------   ------         -------         ---------
Income (loss) before provision for
 income taxes and extraordinary
 item..............................       237       310     1,493     2,903    1,737           1,427             2,670
Provision (benefit) for income
 taxes.............................        66        95       418     1,000      130              81               645
                                       ------   -------   -------   -------   ------         -------         ---------
Income (loss) before extraordinary
 item..............................       171       215     1,075     1,903    1,607           1,346             2,025
Extraordinary item, net............        --        --        --        --       --              --                57
                                       ------   -------   -------   -------   ------         -------         ---------
Net income.........................    $  171   $   215   $ 1,075   $ 1,903   $1,607         $ 1,346         $   2,082
                                       ======   =======   =======   =======   ======         =======         =========
Weighted average shares

 outstanding.......................                                                                              6,927
PER SHARE INFORMATION:
Income before extraordinary item...                                                                          $     .29
                                                                                                             =========
Extraordinary item, net............                                                                          $     .01
                                                                                                             =========
Net earnings.......................                                                                          $     .30
                                                                                                             =========

STATEMENT OF CASH FLOWS DATA:
 Operating activities..............    $  997   $ 1,724   $ 2,199   $ 4,399   $1,672         $ 1,585         $  (2,089)
 Investing activities..............    (1,362)     (671)     (747)   (3,262)     204            (123)          (22,484)
 Financing activities..............       (11)     (655)      (63)   (2,058)  (1,423)           (663)           25,162
OTHER FINANCIAL DATA:
EBITDA(3)..........................    $1,171   $ 1,920   $ 3,515   $ 4,837   $3,202         $ 2,520         $   6,126
OPERATING DATA:
Number of crews at end of period:
 I/O SYSTEM TWO(R) crews...........                   2         2         2        2               2                 6
 DFS-VTM crews.....................                  --        --        --       --              --                 1
 Number of recording channels at
   end of period...................                 672       672       960      960             960            12,000

                                                    PRO FORMA(2)
                                     -------------------------------------------
                                                           NINE MONTHS
                                       YEAR                   ENDED
                                       ENDED      ------------------------------
                                     DEC. 31,     SEPTEMBER 30,    SEPTEMBER 30,
                                       1995           1995             1996
                                     ---------    -------------    -------------
STATEMENT OF OPERATIONS DATA:
Net revenues.......................   $37,835        $25,669          $39,974
Expenses:
 Cost of data acquisition..........    28,931         19,063           30,082
 Depreciation and
   amortization....................     3,431          2,530            3,068
 General and administrative
   expenses........................     4,298          3,093            4,272
                                      -------        -------          -------
Operating income...................     1,175            983            2,552
Other income (expense):
 Interest expense..................    (1,124)          (752)            (710)
 Foreign currency transaction gains
   (losses)........................      (120)           (83)               8
 Miscellaneous.....................       415            (68)             437
                                      -------        -------          -------
Income (loss) before provision for
 income taxes and extraordinary
 item..............................       346             80            2,287
Provision (benefit) for income
 taxes.............................      (357)          (390)             511
                                      -------        -------          -------
Income (loss) before extraordinary
 item..............................   $   703        $   470          $ 1,776
                                      =======        =======          =======
Extraordinary item, net............
Net income.........................
Weighted average shares
 outstanding.......................     6,232          6,232            6,232
PER SHARE INFORMATION:
Income before extraordinary item...   $   .11        $   .08          $   .28
                                      =======        =======          =======
Extraordinary item, net............
Net earnings.......................

STATEMENT OF CASH FLOWS DATA:
 Operating activities..............
 Investing activities..............
 Financing activities..............
OTHER FINANCIAL DATA:
EBITDA(3)..........................   $ 4,901        $ 3,362          $ 6,065
OPERATING DATA:
Number of crews at end of period:
 I/O SYSTEM TWO(R) crews...........         7              5                6(4)
 DFS-VTM crews.....................         1              4                2(4)
 Number of recording channels at
   end of period...................     7,500          5,220           12,000

                                                                                             COMPANY             COMPANY AS OF
                                                                                              AS OF            SEPTEMBER 30, 1996
                                                                                        SEPTEMBER 30, 1996       AS ADJUSTED(5)
                                                                                        ------------------     ------------------
BALANCE SHEET DATA:
  Working capital....................................................................        $  2,850               $  6,824
  Total assets.......................................................................          54,396                 75,271
  Long-term debt and capital leases..................................................           8,682                  5,682
  Total stockholders' equity.........................................................          26,987                 50,862

---------------

(1) Amounts represent the combination of Geoevaluaciones and PIASA, the Predecessor.

(2) Reflects pro forma adjustments for the acquisitions of the Purchased Companies and the consummation of the Initial Public Offering; does not reflect adjustments related to the proposed acquisition of J.R.S. Exploration and certain related equipment as described in "Business -- Proposed Acquisition of J.R.S. Exploration." See the pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus for a discussion of the assumptions made and adjustments applied in the preparation of the selected historical pro forma financial and operating data of the Company, as well as the pro forma effect of the proposed acquisition of J.R.S. Exploration and certain related equipment.

(3) EBITDA represents earnings before interest expense, taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(4) Does not include one crew providing drilling and survey services for a seismic data acquisition crew operated by PEMEX.

(5) Reflects the sale of shares of Common Stock offered hereby and the application of a portion of the estimated net proceeds as described in "Use of Proceeds;" does not reflect the application of any net proceeds to, or the issuance of any shares of Common Stock in connection with, the proposed acquisition of J.R.S. Exploration and certain related equipment. See "Business -- Proposed Acquisition of J.R.S. Exploration."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion has been divided into several sections: the first section contains the pro forma results of operations for the four Operating Subsidiaries and PIASA for the periods indicated based on the pro forma consolidated financial statements of the Operating Subsidiaries, PIASA and 3-D Geophysical assuming the Initial Public Offering was consummated and the Operating Subsidiaries and PIASA were acquired on January 1, 1994. The second section contains a discussion of the combined financial statements of the Company for the periods indicated. For accounting purposes, the Mexican Operations are considered the predecessor company, and the combined financial statements include the operating results of the Mexican Operations for all the periods and the operating results of the Purchased Companies only for the period beginning February 9, 1996. As a result, the Company's statement of operations for the nine months ended September 30, 1996 is not comparable to the statement of operations for the nine months ended September 30, 1995. Finally, there is a discussion of the liquidity and capital resources of the Company, the impact of the Mexican economy and certain other matters. The following discussion of the results of operations and the financial position of 3-D Geophysical and of the Operating Subsidiaries and PIASA should be read in connection with "Selected Historical and Pro Forma Financial and Operating Data," and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

PRO FORMA RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

     NET REVENUES. Pro forma net revenues for the Company increased 55.7% to $40.0 million in the nine months ended September 30, 1996 from $25.7 million in the nine months ended September 30, 1995. The increase is primarily the result of an increase in seismic survey activities in the United States. Pro forma net revenues in the United States increased 66.9% to $30.9 million in the nine months ended September 30, 1996 from $18.5 million in the nine months ended September 30, 1995. The increase is primarily the result of increased seismic survey activities in Alaska and the Rocky Mountain region. Pro forma net revenues for the Mexican Operations increased 27.0% to $9.1 million in the nine months ended September 30, 1996 from $7.2 million in the nine months ended September 30, 1995 due primarily to inflation. The $7.2 million of net revenues in the nine months ended September 30, 1995 for the Mexican Operations include $2.6 million of contractual price adjustments related to increased costs due to the devaluation of the peso which occurred in December 1994. Net revenues in the nine months ended September 30, 1996 include similar contractual adjustments of $1.1 million.

     COST OF DATA ACQUISITION. Pro forma cost of data acquisition for the Company increased 57.8% to $30.1 million in the nine months ended September 30, 1996 from $19.1 million in the nine months ended September 30, 1995. The increase is primarily the result of increased seismic survey activities in the United States. Pro forma cost of data acquisition in the United States increased 50.8% to $23.1 million in the nine months ended September 30, 1996 from $15.3 million in the nine months ended September 30, 1995 due to greater activity in Alaska and the Rocky Mountain region. Pro forma cost of data acquisition for the Mexican Operations increased 86.4% to $7.0 million in the nine months ended September 30, 1996 from $3.8 million in the nine months ended September 30, 1995. The decrease in gross margin for the Mexican Operations is primarily attributable to larger price adjustments realized in the nine months ended September 30, 1995 and the impact in the nine months ended September 30, 1996 of a drilling and field services crew operating in Southern Mexico which did not commence work in 1995 until November.

     DEPRECIATION AND AMORTIZATION. Pro forma depreciation and amortization for the Company increased 21.3% to $3.1 million in the nine months ended September 30, 1996 from $2.5 million in the nine months ended September 30, 1995. This increase is primarily the result of the acquisition of new equipment. Depreciation and amortization for the Mexican Operations increased 27.1% to $675,000 in the nine months ended September 30, 1996 from $531,000 in the nine months ended September 30, 1995.

     GENERAL AND ADMINISTRATIVE EXPENSES. Pro forma general and administrative expenses for the Company increased 38.1% to $4.3 million in the nine months ended September 30, 1996 from $3.1 million in the nine months ended September 30, 1995. The increase is primarily the result of the establishment of a 3-D

Geophysical headquarters, added costs associated with being a publicly traded company and increased marketing costs. Pro forma general and administrative expenses in the United States increased 50.7% to $3.4 million in the nine months ended September 30, 1996 from $2.3 million in the nine months ended September 30, 1995. Pro forma general and administrative expenses for the Mexican Operations increased 4.0% to $866,000 in the nine months ended September 30, 1996 from $833,000 in the nine months ended September 30, 1995. The increase in general and administrative expenses in the Mexican Operations is attributable primarily to the costs of evaluating business opportunities in Latin America.

     OPERATING INCOME. Pro forma operating income for the Company increased 159.6% to $2.6 million in the nine months ended September 30, 1996 from $983,000 in the nine months ended September 30, 1995. The increase is primarily related to improvements in the operations in the United States which recognized an operating profit of $2.0 million in the nine months ended September 30, 1996 compared to a loss of $1.1 million in the nine months ended September 30, 1995. Pro forma operating income for the Mexican Operations decreased 73.5% to $540,000 in the nine months ended September 30, 1996 from $2.0 million in the nine months ended September 30, 1995. The decrease is primarily attributable to a $2.6 million price adjustment realized in the nine months ended September 30, 1995 as a result of contractual adjustments relating to the devaluation of the peso in December 1994. Similar contractual adjustments of $1.1 million were realized in the nine months ended September 30, 1996.

     INTEREST EXPENSE. The Company's pro forma interest expense decreased 5.6% to $710,000 in the nine months ended September 30, 1996 from $752,000 in the nine months ended September 30, 1995. The decline in interest expense is attributable to lower borrowing costs for the Mexican Operations compared with the nine months ended September 30, 1995.

     FOREIGN CURRENCY TRANSACTION GAINS (LOSSES). The Company recognized pro forma foreign currency gains of $8,000 in the nine months ended September 30, 1996 compared to foreign currency losses of $83,000 in the nine months ended September 30, 1995. The gains are attributable to the reduction of dollar liabilities of the Mexican Operations and the fluctuation of the peso to dollar exchange rate.

     MISCELLANEOUS INCOME (EXPENSE). The Company recognized pro forma miscellaneous income of $437,000 in the nine months ended September 30, 1996 compared to miscellaneous expense of $68,000 in the nine months ended September 30, 1995. The increase is primarily the result of interest income in Mexico due to the high investment interest rates available in Mexico, interest income from the investment of the proceeds of the Initial Public Offering and interest income from the conversion of a trade receivable to an interest-bearing note receivable, which was paid in July 1996.

     INCOME TAX EXPENSE (BENEFIT). The Company recognized pro forma income tax expense of $511,000 in the nine months ended September 30, 1996 compared to pro forma income tax benefit of $390,000 in the nine months ended September 30, 1995. The increase is attributable to earnings increases in the operations in the United States and a higher effective tax rate in the Mexican Operations due to lower inflation adjustments.

     The Company believes that it is probable that the inflation rate in Mexico, as measured by the consumer price index, will exceed 100% for the three-year period ending December 31, 1996. Accordingly, the Company will likely adopt the dollar as the functional currency for the Mexican Operations beginning on January 1, 1997 in accordance with Statement of Financial Accounting Standards No. 52. Using the dollar as the functional currency will result in adjustments to the consolidated statement of operations in future periods for foreign currency translation gains and losses.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     NET REVENUES. Pro forma net revenues for the Company decreased 9.1% to $37.8 million for the year ended December 31, 1995 from $41.6 million for the year ended December 31, 1994. The decline is primarily the result of decreased seismic survey activities in the Mexican Operations partially offset by an increase in survey activities in the United States. Pro forma net revenues in the United States increased 17.0% to $28.0 million for the year ended December 31, 1995 from $23.9 million for the year ended December 31, 1994. The increase is primarily attributable to operations in the Rocky Mountain region where revenues increased 29.0% to $19.9 million. Pro forma net revenues for the Mexican Operations decreased 44.4% to $9.8 million for the year ended December 31, 1995 from $17.6 million for the year ended December 31, 1994. The decline in net revenues in the Mexican Operations is attributable primarily to the devaluation of the peso as well as the decline in demand for seismic surveys by PEMEX in 1995 due to the economic turmoil in Mexico in 1995 and PEMEX's internal transition from 2-D to 3-D as its primary seismic survey technique.

     COST OF DATA ACQUISITION. Pro forma cost of data acquisition for the Company increased 1.3% to $28.9 million for the year ended December 31, 1995 from $28.6 million for the year ended December 31, 1994. The increase is primarily the result of increased seismic survey activities in the United States. The increase in the cost of data acquisition in the United States was partially offset by a decline in survey activities in the Mexican Operations. Pro forma cost of data acquisition in the United States increased 30.8% to $23.0 million for the year ended December 31, 1995 from $17.6 million for the year ended December 31, 1994. The increase is primarily attributable to significant equipment rental expenses in the Rocky Mountain region. Pro forma cost of data acquisition for the Mexican Operations decreased 45.8% to $6.0 million for the year ended December 31, 1995 from $11.0 million for the year ended December 31, 1994. The decline in cost of data acquisition in the Mexican Operations is attributable primarily to the devaluation of the peso and to a lesser extent is attributable to decreases in personnel due the decline in demand for seismic surveys by PEMEX in 1995.

     DEPRECIATION AND AMORTIZATION. Pro forma depreciation and amortization for the Company decreased 19.5% to $3.4 million for the year ended December 31, 1995 from $4.3 million for the year ended December 31, 1994. The decrease is primarily the result of the devaluation of the peso which was partially offset by capital expenditures in the operations in the United States. Pro forma depreciation and amortization in the United States remained relatively unchanged at $2.8 million for the year ended December 31, 1995 from the year ended December 31, 1994. Pro forma depreciation and amortization for the Mexican Operations decreased 54.9% to $662,000 for the year ended December 31, 1995 from $1.5 million for the year ended December 31, 1994, primarily due to the devaluation of the peso and to a lesser extent decreases in capital expenditures.

     GENERAL AND ADMINISTRATIVE EXPENSES. Pro forma general and administrative expenses for the Company decreased 6.7% to $4.3 million for the year ended December 31, 1995 from $4.6 million for the year ended December 31, 1994. The decrease is primarily the result of decreased general and administrative expenses for the Mexican Operations due the devaluation of the peso, partially offset by increased overhead in the operations in the United States. Pro forma general and administrative expenses in the United States increased 16.8% to $3.3 million for the year ended December 31, 1995 from $2.8 million for the year ended December 31, 1994. Pro forma general and administrative expenses for the Mexican Operations decreased 42.8% to $1.0 million for the year ended December 31, 1995 from $1.8 million for the year ended December 31, 1994. The decline in general and administrative expenses for the Mexican Operations is attributable primarily to the devaluation of the peso and to a lesser extent decreases in personnel due to the decline in demand for seismic surveys by PEMEX in 1995.

     OPERATING INCOME. Pro forma operating income for the Company decreased 71.9% to $1.2 million for the year ended December 31, 1995 from $4.2 million for the year ended December 31, 1994. Pro forma operating income in the United States decreased to a loss of $982,000 for the year ended December 31, 1995 from operating income of $801,000 for the year ended December 31, 1994. The losses in the United States were primarily attributable to a decline in seismic activities in the Rocky Mountain region in the first half of 1995. Pro forma operating income for the Mexican Operations decreased 36.1% to $2.2 million for the year ended December 31, 1995 from $3.4 million for the year ended December 31, 1994. The decline in operating income in the Mexican Operations is attributable primarily to the devaluation of the peso as well as the decline in demand for seismic surveys by PEMEX in 1995 due to the economic turmoil in Mexico in 1995 as well as PEMEX's internal transition from 2-D to 3-D as its primary seismic survey technique.

     INTEREST EXPENSE. The Company recognized pro forma interest expense of $1.1 million for the year ended December 31, 1995 compared to $625,000 for the year ended December 31, 1994. The increase is primarily due to increased debt levels at Paragon.

     FOREIGN CURRENCY TRANSACTION GAINS (LOSSES). The Company recognized pro forma foreign currency losses of $120,000 for the year ended December 31, 1995 compared to foreign currency losses of $92,000 for the year ended December 31, 1994.

     MISCELLANEOUS INCOME (EXPENSE). The Company recognized pro forma miscellaneous income of $415,000 for the year ended December 31, 1995 compared to pro forma miscellaneous income of $77,000 for the year ended December 31, 1994. The increase is primarily the result of interest income in Mexico due to high interest rates and a gain on sale of equipment in Mexico.

     INCOME TAX EXPENSE (BENEFIT). The Company recognized a pro forma income tax benefit of $357,000 for the year ended December 31, 1995 compared to a pro forma income tax expense of $1.2 million for the year ended December 31, 1994. The tax benefit is attributable to losses incurred in the United States at an effective tax rate of 37% partially offset by earnings from the Mexican Operations taxed at an adjusted effective tax rate of 7.5%. The effective tax rate in Mexico for the year ended December 31, 1995 was lower than the 34% statutory rate due to favorable inflation adjustments.

COMBINED RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1996 compared to Nine Months Ended September 30, 1995

     NET REVENUES. Net revenues for the Company increased 405.1% to $36.2 million in the nine months ended September 30, 1996 from $7.2 million in the nine months ended September 30, 1995. The increase is primarily attributable to the inclusion of $27.0 million of net revenues of the Company's operations in the United States and a 27.0% increase to $9.1 million in the nine months ended September 30, 1996, from $7.2 million in the nine months ended September 30, 1995, for the Mexican Operations. Net revenues for the Mexican Operations in the nine months ended September 30, 1995 include $2.6 million of contractual adjustments related to increased costs due to the devaluation of the peso which occurred in December 1994. Net revenues for the Mexican Operations in the nine months ended September 30, 1996 include similar contractual adjustments of $1.1 million.

     COST OF DATA ACQUISITION. Cost of data acquisition for the Company increased 606.7% to $26.6 million in the nine months ended September 30, 1996 from $3.8 million in the nine months ended September 30, 1995. The increase is primarily attributable to the inclusion of $19.6 million of cost of data acquisition of the Company's operations in the United States and a 86.4% increase to $7.0 million in the nine months ended September 30, 1996, from $3.8 million in the nine months ended September 30, 1995, for the Mexican Operations. The decrease in gross margin for the Mexican Operations is primarily attributable to larger price adjustments realized in the nine months ended September 30, 1995 and the impact in the nine months ended September 30, 1996 of a drilling and field services crew operating in Southern Mexico which did not commence work in 1995 until November.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the Company increased 425.0% to $2.8 million in the nine months ended September 30, 1996 from $531,000 in the nine months ended September 30, 1995. The increase is primarily attributable to the inclusion of $2.0 million of depreciation and amortization of the Company's operations in the United States, including $260,000 of goodwill amortization attributable to the acquisitions of Northern and Kemp. This is in addition to a 27.1% increase to $675,000 in the nine months ended September 30, 1996, from $531,000 in the nine months ended September 30, 1995, for the Mexican Operations.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the Company increased 369.0% to $3.9 million in the nine months ended September 30, 1996 from $833,000 in the nine months ended September 30, 1995. The increase is primarily attributable to the inclusion of $2.9 million of general and administrative expenses from the Company's operations in the United States, and a 4.0% increase to $866,000 in the nine months ended September 30, 1996, from $833,000 in the nine months ended September 30, 1995, for the Mexican Operations. General and administrative expenses for the Company have also increased due to the establishment of a 3-D Geophysical headquarters, added costs associated with being a publicly traded company and increased marketing costs.

     OPERATING INCOME. Operating income for the Company increased 42.2% to $2.9 million in the nine months ended September 30, 1996 from $2.0 million in the nine months ended September 30, 1995. The operating income of the Mexican Operations decreased 73.4% to $540,000 in the nine months ended September 30, 1996 from $2.0 million in the nine months ended September 30, 1995. The decrease in the operating income of the Mexican Operations in the nine months ended September 30, 1996 is due to contractual revenue adjustments of $2.6 million, which were realized in the nine months ended September 30, 1995, attributable to increased costs resulting from the devaluation of the peso during December 1994. This is contrasted with contractual adjustments of $1.1 million in the nine months ended September 30, 1996. The decrease in the operating income of the Mexican Operations was partially offset by the inclusion of $2.3 million of operating income for the Company's operations in the United States in the nine months ended September 30, 1996.

     INTEREST EXPENSE. The Company's interest expense increased 18.9% to $668,000 in the nine months ended September 30, 1996 from $562,000 in the nine months ended September 30, 1995. The increase is due to interest charges on borrowings of approximately $12 million in May 1996 under a credit facility with the Company's principal lender compared to interest charges on borrowings of approximately $300,000 and financing charges in connection with the factoring of receivables arising out of the Mexican Operations in the nine months ended September 30, 1995.

     FOREIGN CURRENCY TRANSACTION GAINS (LOSSES). The Company recognized a foreign currency gain of $8,000 in the nine months ended September 30, 1996 compared to a foreign currency loss of $83,000 in the nine months ended September 30, 1995. These gains and losses are primarily attributable to the reduction of dollar liabilities of the Mexican Operations and the fluctuation of the peso to dollar exchange rate.

     MISCELLANEOUS INCOME (EXPENSE). The Company recognized miscellaneous income of $437,000 in the nine months ended September 30, 1996 compared to miscellaneous income of $38,000 in the nine months ended September 30, 1995. The increase is primarily the result of interest income in Mexico due to the high investment interest rates available in Mexico, interest income from the investment of the proceeds of the Initial Public Offering and interest income from the conversion of a trade receivable to an interest-bearing note receivable which was paid in July 1996.

     INCOME TAX EXPENSE (BENEFIT). The Company recognized income tax expense of $645,000 in the nine months ended September 30, 1996 compared to income tax expense of $81,000 in the nine months ended September 30, 1995. The increase is primarily attributable to earnings of the Company's operations in the United States taxed at a 26% effective tax rate, partially offset by an 18% effective tax rate for earnings from the Mexican Operations. The lower tax rate in Mexico is due to inflation adjustments. The effective tax rate for the Company's operations in the United States is lower than the statutory tax rate due to the anticipated change in the valuation allowance previously established with respect to certain net operating loss carryforwards.

     EXTRAORDINARY ITEM NET OF INCOME TAX EXPENSE. The Company recognized a $57,000 extraordinary item in the nine months ended September 30, 1996, net of tax expense of $36,000. The extraordinary item is due to a gain recognized on the early extinguishment of debt. No extraordinary items were recognized in the nine months ended September 30, 1995.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     NET REVENUES. Net revenues decreased 44.4% to $9.8 million in the year ended December 31, 1995 from $17.7 million in the year ended December 31, 1994. The decline in net revenues was attributable primarily to the devaluation of the peso as well as the decline in demand for seismic surveys by PEMEX in 1995 due to the economic turmoil in Mexico in 1995 as well as PEMEX's internal transition from 2-D to 3-D as its primary seismic survey technique.

     COST OF DATA ACQUISITION. Cost of data acquisition decreased 45.8% to $6.0 million in the year ended December 31, 1995 from $11.0 million in the year ended December 31, 1994. The decline in cost of data acquisition in the Mexican Operations is attributable primarily to the devaluation of the peso and to a lesser extent decreases in personnel due the decline in demand for seismic surveys by PEMEX in 1995.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased 54.9% to $662,000 in the year ended December 31, 1995 from $1.5 million in the year ended December 31, 1994. The decline in depreciation and amortization in the Mexican Operations is attributable primarily to the devaluation of the peso and to a lesser extent decreases in capital expenditures.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 42.8% to $1.0 million in the year ended December 31, 1995 from $1.8 million in the year ended December 31, 1994. The decline in general and administrative expenses in the Mexican Operations is attributable primarily to the devaluation of the peso and to a lesser extent decreases in personnel due to the decline in demand for seismic surveys by PEMEX in 1995.

     OPERATING INCOME. Operating income decreased 36.1% to $2.2 million in the year ended December 31, 1995 from $3.4 million in the year ended December 31, 1994. The decline in operating income in the Mexican Operations is attributable primarily to the devaluation of the peso as well as the decline in demand for seismic surveys by PEMEX in 1995 due to the economic turmoil in Mexico in 1995 as well as PEMEX's internal transition from 2-D to 3-D as its primary seismic survey technique.

     INTEREST EXPENSE. Interest expense increased 72.3% to $803,000 in the year ended December 31, 1995 from $466,000 in the year ended December 31, 1994. The increase in interest expense is attributable to higher borrowing costs in 1995 due to the economic impact of the devaluation of the peso and financing charges in connection with the factoring of receivables arising out of the Mexican Operations in the nine months ended September 30, 1995.

     FOREIGN CURRENCY TRANSACTION GAINS (LOSSES). Foreign currency losses of $120,000 were recognized in the year ended December 31, 1995 compared to foreign currency losses of $92,000 in the year ended December 31, 1994.

     MISCELLANEOUS INCOME (EXPENSE). Miscellaneous income of $503,000 was recognized in the year ended December 31, 1995 compared to miscellaneous income of $87,000 in the year ended December 31, 1994. The increase is primarily the result of interest income in Mexico due to high interest rates and a gain on the sale of equipment.

     INCOME TAX EXPENSE (BENEFIT). Income tax expense was $130,000 in the year ended December 31, 1995 compared to income tax expense of $1.0 million in the year ended December 31, 1994. The decline is attributable to lower earnings and inflation adjustments to the 35% tax rate in Mexico which reduced the effective tax rate to 7.5%.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     NET REVENUES. Net revenues of $17.7 million in 1994 remained relatively unchanged from 1993 due to greater utilization of Geoevaluaciones' heliportable crew operating in Central Mexico and Geoevaluaciones' vibroseis crew operating in Northern Mexico, offset by the 12% increase in the average peso to dollar exchange rate for 1994 compared to 1993.

     COST OF DATA ACQUISITION. Cost of data acquisition decreased 16.3% to $11.0 million in 1994 from $13.1 million in 1993 as a result of improved efficiencies in operations of the heliportable crew which resulted in lower rental costs and Geoevaluaciones' decision in 1994 to end subcontracting of processing services and to perform such services itself through its arrangement with PIASA which reduced technical assistance costs. These costs also decreased as a result of the increase in the average peso to dollar exchange rate for 1994 compared to 1993.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 48.3% to $1.5 million in 1994 from $1.0 million in 1993 as a result of the acquisition of additional seismic equipment offset by the 12% increase in the average peso to dollar exchange rate in 1994 compared to 1993.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 41.7% to $1.8 million in 1994 from $1.3 million in 1993 as a result of higher personnel costs and Geoevaluaciones' decision in 1994 to end subcontracting of processing services and to perform such services itself through its arrangement with PIASA, partially offset by decreases as a result of the increase in the average peso to dollar exchange rate for 1994 compared to 1993.

     OPERATING INCOME. Operating income increased 51.8% to $3.4 million in 1994 from $2.2 million in 1993 as a result of improved efficiencies in the operations of the heliportable crew and Geoevaluaciones' decision in 1994 to end subcontracting of processing services and to perform such services itself through its arrangement with PIASA.

     INTEREST EXPENSE. Interest expense decreased 54.8% to $466,000 in 1994 from $1.0 million in 1993. The decrease in the interest expense resulted from lower borrowing costs and a decrease in capital leases.

     FOREIGN CURRENCY TRANSACTION GAINS (LOSSES). Foreign currency transaction losses were $92,000 in 1994 compared to gains of $33,000 in 1993 due to the increase in the average peso to dollar exchange rate in 1994 compared to 1993.

     MISCELLANEOUS INCOME (EXPENSE). Miscellaneous income, which consists of the interest income and miscellaneous non-operating expense line items, decreased 67.8% to $87,000 in 1994 from $270,000 in 1993. The decrease is primarily a result of taxes (other than income taxes) related to prior years that were refunded during 1993.

     INCOME TAX EXPENSE (BENEFIT). Income tax expense increased 139.2% to $1.0 million in 1994 from $418,000 in 1993 as a result of increased earnings in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     From December 31, 1995 to September 30, 1996, total assets of the Company increased from $4.5 million to $54.4 million, total liabilities increased from $2.7 million to $27.4 million and total stockholders' equity increased from $1.8 million to $27.0 million. These increases resulted from the Initial Public Offering, the acquisition of the Operating Subsidiaries and new capital expenditures partially financed by the Term Loan.

     On February 9, 1996, the Company completed the Initial Public Offering of 4,000,000 shares of Common Stock at a price to the public of $7.50 per share. Subsequently, on February 21, 1996, the underwriters exercised their over-allotment option to purchase an additional 600,000 shares at a price to the public of $7.50 per share. The net proceeds to the Company (after deducting underwriting discounts and commissions and offering expenses) were approximately $28.7 million. Of this amount, approximately $3.5 million was treated, for accounting purposes, as a dividend to the former stockholders of Geoevaluaciones and PIASA, approximately $10.3 million was used to purchase the land seismic assets of Northern and all of the capital stock of Kemp, approximately $4.6 million was used to repay indebtedness of the Operating Subsidiaries, $152,000 was used to retire capital leases and approximately $1.1 million was paid subsequent to the acquisitions as a purchase price adjustment for the land-based seismic data operations of Northern. The remaining proceeds were used primarily for working capital and capital expenditures. See "Certain Transactions."

     At September 30, 1996, the Company had $1.2 million of cash. The Company's operating activities utilized $2.1 million net cash in the nine months ended September 30, 1996 compared with providing $1.6 million of cash in the same period of the prior year. The reduction in net cash provided by operating activities was primarily attributable to a net increase in working capital.

     Net cash used in investing activities increased to $22.5 million in the nine months ended September 30, 1996 from $123,000 in the same period in the prior year. This increase was due to the cash utilized to purchase Northern and Kemp of $10.3 million and for capital expenditures of $12.3 million, offset by cash proceeds of approximately $100,000 from the sale of equipment.

     Net cash provided by financing activities increased to $25.2 million in the nine months ended September 30, 1996 from net cash utilized of $663,000 in the comparable period in the prior year due to the completion of the Initial Public Offering and the closing of the Loan Agreement.

     The Company used $12.3 million for capital expenditures in the nine months ended September 30, 1996 compared to $123,000 in the same period of the prior year. Simultaneously with the acquisition of the Operating Subsidiaries, Northern and Paragon exercised options to purchase equipment which had been rented. These capital expenditures reduced the Company's reliance on leased equipment and improved the
Company's ability to meet the demand for 3-D data acquisition services. On May 31, 1996, the Company purchased approximately $8.5 million of equipment from Input/Output. This purchase increased the Company's recording channel capacity from approximately 7,500 to approximately 12,000 channels.

     Simultaneously with the purchase of the equipment, the Company entered into an $18 million credit facility with First Interstate Bank of Texas, N.A. The Loan Agreement is for three years and includes $7.5 million of financing for the above equipment and $4.5 million of refinancing of conditional sales agreements acquired by the Operating Subsidiaries prior to the Initial Public Offering. The new equipment has been utilized to meet the requirements of a contract with BP Alaska, to increase the channel capacity of one of the Company's Mexican crews for a 3-D contract with PEMEX and to increase the channel capacity of the Company's two crews in the Rocky Mountain region.

     The Loan Agreement provides for the Term Loan of $15.0 million, of which $3.0 million is available for future capital expenditures, and a revolving credit working capital facility (the "Revolving Credit Loan") of up to $3.0 million, of which $2.0 million was available as of September 30, 1996. The Term Loan is payable in substantially equal monthly installments through July 31, 1999, bears interest at an annual rate equal to the prime rate plus 1% (9.25% at September 30, 1996) and is secured by a lien on the Company's accounts, accounts receivable, equipment, machinery, fixtures, inventory, goods, chattel paper, documents, instruments, investment property, general intangibles, and other personal property, whether then owned or thereafter acquired, and all products and proceeds thereof, and by guarantees by certain of the Company's subsidiaries. The Revolving Credit Loan may be drawn down from time to time through May 29, 1997 in an amount of up to 70% of the Company's "Eligible Accounts" (as defined in the Loan Agreement). The rate of interest and the security for the Revolving Credit Loan are the same as those described above for the Term Loan. In addition to certain customary affirmative covenants, the Loan Agreement contains restrictions on the Company with respect to (i) incurring Debt (as defined), incurring or permitting to exist Liens (as defined) on its property, assets or revenues, (iii) declaring or paying any dividends or other distributions on its capital stock (or acquiring any of its capital stock), (iv) issuing capital stock, (v) entering into transactions with affiliates, (vi) disposing of assets, and (vii) certain other matters. The Loan Agreement also contains financial covenants with respect to minimum tangible net worth, the ratio of tangible net worth to net liabilities and the ratio of earnings to debt service.

     On October 1, 1996, the Company entered into a termination agreement with the Company's former Chief Financial Officer pursuant to which the Company agreed to pay him $200,000 in January 1997 plus $5,000 per month through December 31, 1998, to provide him with office space in the Company's New York City facility through December 31, 1997 and to provide him with certain insurance benefits through December 31, 1998. See "Certain Transactions."

     Since September 30, 1996, the Company has entered into short-term leases for seismic data acquisition equipment with aggregate lease payments of approximately $3.8 million. See note 14 of notes to the consolidated financial statements of the Company.

     At November 11, 1996, the Company's estimated backlog of commitments for services totaled approximately $42.2 million, of which approximately $2.8 million relates to a contract in Peru that is subject to the resolution of certain uncertainties relating to obtaining required local permits. The Company expects to complete substantially all of these commitments during 1996 and 1997; however, commitments are subject to cancellation at the option of the Company's customers on short notice and without penalty. Consequently, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any succeeding fiscal period. Subject to the foregoing, the Company anticipates that approximately 29% of the orders and commitments included in backlog at November 11, 1996 will be completed prior to the end of 1996 and it is expected that the balance will be completed in 1997. See "Business -- Marketing and Customers -- Backlog."

     The Company currently plans to continue to upgrade and expand its existing data acquisition capabilities through the purchase of additional systems, additional channel capacity for the six 24-bit seismic data acquisition systems it presently owns and related vehicles and equipment. In addition, the Company plans to repay $3.0 million of the indebtedness incurred in May 1996 under the Loan Agreement to purchase two 24-bit seismic data acquisition systems and other capital equipment and to acquire up to three additional I/O SYSTEM TWO(R) seismic data acquisition systems. The Company believes that its planned capital expenditures and operating requirements for the next 12 months will be funded from a portion of the net proceeds of this Offering, cash from operations and, to the extent available, borrowings under the Loan Agreement. The Company may revise its plans in response to future changes in the oil and gas industry in general and the demand for its services in particular, its results of operations, its other capital requirements and other relevant factors. 3-D Geophysical periodically evaluates opportunities to acquire businesses and assets; however, the Company does not have any current understanding, arrangement or agreement to acquire any such businesses or assets other than the proposed acquisition of J.R.S. Exploration (and certain related equipment) for cash and shares of Common Stock (see "Business -- Proposed Acquisition of J.R.S. Exploration"). The Company believes that, in addition to cash from operations and borrowings under the Loan Agreement, it may fund any such acquisitions through the issuance of additional debt or equity securities. The issuance of additional equity securities, including shares of Common Stock, in connection with any such acquisitions would result in additional dilution to purchasers of Common Stock in this Offering. See "Risk Factors -- Capital Intensive Business; Rapid Obsolescence of Technology," "Use of Proceeds" and "Business -- Capital Expenditures."

IMPACT OF MEXICAN ECONOMY

     For the year ended December 31, 1995 and for the nine months ended September 30, 1996, pro forma net revenues from the Mexican Operations were 26.0% and 22.7%, respectively, of pro forma net revenues of the Company. The Company's financial performance is, and will continue to be, affected by economic conditions in Mexico.

     The level of land-based seismic data acquisition services in Mexico has in the past been vulnerable to economic downturns and changes in government policies and public spending. Since December 1994, Mexico has experienced an economic crisis characterized by a significant devaluation of the peso, exchange rate instability, increased inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. Inflation in Mexico for the year ended December 31, 1995 and for the nine months ended September 30, 1996 was approximately 52.0% and 20.3%, respectively, based on the consumer price index.

     The December 1994 devaluation of the peso has had a number of effects on the Mexican economy that have adversely affected the financial condition of Mexican companies, including Geoevaluaciones. The devaluation caused the peso value of Geoevaluaciones' dollar denominated indebtedness, which consists primarily of equipment financing, to increase significantly, and also greatly increased the rate of inflation, resulting in a sharp rise in nominal interest rates on peso denominated financing.

     The prices Geoevaluaciones pays for certain equipment, energy and other materials are set, in part, by reference to international prices denominated in currencies other than pesos. Pursuant to Geoevaluaciones' contracts with PEMEX, certain of the costs incurred by Geoevaluaciones may be adjusted to take into account economic events such as inflation and devaluation of the peso (see "Business -- Marketing and Customers -- Contracts"). Geoevaluaciones' results of operations, denominated in pesos, are translated into dollars for inclusion in the Company's financial statements. However, increases in the peso to dollar exchange rate will result in a reduction of the dollar value of peso-based revenues of the Company as well as the dollar value of peso-based expenses of the Company. Likewise, decreases in such rate will result in increases in the dollar value of such revenues and expenses. As a result, such fluctuations could have a material adverse effect on the financial condition and results of operations of the Company. The table below sets forth the peso to dollar exchange rate during the periods indicated (based on the average of the closing rates published by Banco Mexicano de Comercio Exterior for each business day during such period) and the closing rate for the last day of each such period.

                                                           PESO TO DOLLAR EXCHANGE RATES
                                                      ----------------------------------------
                                                                                  NINE MONTHS
                                                       YEAR ENDED DECEMBER           ENDED
                                                               31,               SEPTEMBER 30,
                                                      ----------------------     -------------
                                                      1993     1994     1995     1995     1996
                                                      ----     ----     ----     ----     ----
    Average.........................................  3.11     3.48     6.42     6.10     7.54
    Period end......................................  3.13     5.00     7.68     6.40     7.55

While the Company may from time to time evaluate methods to reduce foreign exchange risks, the adoption of any particular method will depend on existing market conditions. The Company cannot reasonably predict what method, if any, it will adopt to reduce foreign exchange risks, and there can be no assurance that it will adopt any such method or that, if adopted, any such method will reduce such risks.

     The financial statements of Geoevaluaciones for the three years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 have been prepared using the peso as the functional currency as prescribed by Statement of Financial Accounting Standards No. 52 ("Statement 52"). Statement 52 requires that an entity's reporting currency, which for Geoevaluaciones is the dollar, should be used as the functional currency if inflation in the primary economic environment exceeds 100% over a three-year period. If the financial statements of Geoevaluaciones had been prepared using the dollar as the functional currency for the year ended December 31, 1995 and the nine months ended September 30, 1996, net income would have been lower.

     The Company believes that it is probable that the inflation rate in Mexico, as measured by the consumer price index, will exceed 100% for the three-year period ending December 31, 1996. Accordingly, the Company will likely adopt the dollar as the functional currency for the Mexican Operations beginning on January 1, 1997 in accordance with Statement 52. Using the dollar as the functional currency will result in adjustments to the consolidated statement of operations in future periods for foreign currency translation gains and losses.

FEDERAL INCOME TAXES

     Provisions for income taxes are based on pretax income reported for financial statement purposes. Such provisions differ from amounts currently payable because certain items of income and expenses are recognized for income tax purposes in periods different from the periods for financial statement purposes. The tax effects of these timing differences, primarily with respect to depreciation and amortization, are reflected as deferred income taxes. The Company's income from the Mexican Operations will be subject to the statutory tax rate of 34% in Mexico net of applicable inflation adjustments. Any Mexican income tax paid will be available as a credit against the Company's United States federal income taxes upon the repatriation of any Mexican earnings to the United States pursuant to tax treaties between Mexico and the United States.

IMPACT OF PRICING, INFLATION AND SEASONALITY

     The general availability of seismic data, equipment and crews, and the level of exploration activity in the oil and gas industry, directly affect the cost of acquiring seismic data. The pricing of the Company's seismic data acquisition services is primarily a function of these factors. The Company believes that inflationary trends had no material impact on the results of its operations in the United States during the year ended December 31, 1995 or the nine months ended September 30, 1996. The Mexican Operations in these periods were affected by the inflationary pressure on the Mexican economy insofar as the peso was devalued, the cost of peso-denominated financing rose sharply and the Mexican government sought to curb public spending. Inflation in Mexico for the year ended December 31, 1995 and for the nine months ended September 30, 1996 was approximately 52.0% and 20.3%, respectively, based on the consumer price index. As a result, net revenues decreased once revenues from Mexican Operations were translated from pesos to dollars. See "Risk Factors -- Substantial Risks of Doing Business in Latin America."

     The Company's seismic data acquisition operations historically have been subject to seasonal fluctuation, with the greatest volume of data acquisition occurring during the summer and fall. The consolidation of the Operating Subsidiaries, the expansion into Alaska and Latin America and the proposed expansion into Canada, if completed successfully, may enable the Company to deploy its crews and utilize its equipment in disparate regions. The Company will attempt to conduct operations year round with fewer days of down-time caused by inclement weather by working during the favorable operating seasons of different regions. The Company believes that the geographical diversification of its operations may reduce the impact of seasonal fluctuations.

                                    BUSINESS

GENERAL

     3-D Geophysical, Inc. is one of the leading providers of land-based and shallow water 3-D and 2-D seismic data acquisition services to the oil and gas industry in the Western Hemisphere. As of October 31, 1996, the Company's nine crews operated land-based and shallow water seismic data acquisition systems, primarily utilizing state-of-the-art, 24-bit equipment, with a total of approximately 12,000 channels, in Alaska, the Rocky Mountain, West Coast and Appalachian regions and in Mexico.

     The seismic data acquisition services industry is currently experiencing several significant changes, including a continuing consolidation of service providers. The Company believes that this consolidation is due in part to the trend by oil and gas exploration and production companies to rely on third-party seismic contractors to provide increasingly more sophisticated and extensive 3-D seismic surveys. These surveys require a greater number of recording channels and therefore substantial capital expenditures. This trend is rationalizing the seismic services industry and creating a competitive advantage for companies with extensive 3-D channel capacity and greater financial resources.

     The Company believes that (i) its state-of-the-art systems, (ii) its ability to relocate equipment and crews among the regions in which it operates,
(iii) the regional experience of its management and crews in performing 3-D and 2-D surveys, and (iv) the quality of its services and relationships with customers will enable the Company to take advantage of this industry trend.

     Since the Initial Public Offering, the Company has:

     - Increased its channel capacity from approximately 7,500 to approximately 12,000 channels;

     - Expanded its operations in Alaska with seismic data acquisition contracts with Arco Alaska Inc., a subsidiary of ARCO, BP Alaska and Marathon;

     - Obtained two of the first group of 3-D seismic data acquisition contracts awarded to date by PEMEX;

     - Established a presence in Peru by opening a branch office and a seismic data processing center and bidding on several contracts to provide seismic data acquisition services in Peru; and

     - Entered into a stock purchase agreement to acquire J.R.S. Exploration, a seismic data acquisition business that has been operating in Western Canada since 1978 using up to four crews and utilizing 24-bit seismic data acquisition systems with a total of approximately 2,000 channels.

  BUSINESS STRATEGY

     The Company's objective is to capitalize on the consolidation taking place in its industry to enhance its position as one of the leading providers of land-based and shallow water seismic data acquisition services and to become a significant provider of related services to the oil and gas industry in the Western Hemisphere. The Company intends to achieve this objective by:

     - Optimizing the utilization of its state-of-the-art seismic data acquisition systems by relocating equipment and crews among the regions in which the Company operates;

     - Expanding its operations in Mexico and elsewhere in Latin America by seeking further contract opportunities with PEMEX and other oil companies operating in Latin America;

     - Pursuing opportunities in the United States, including Alaska, by attempting to strengthen existing business relationships with multinational companies and their affiliates, such as ARCO, BP Alaska, Marathon and others;

     - Pursuing strategic acquisitions by seeking to acquire providers of seismic data acquisition and related services, such as J.R.S. Exploration, that complement the Company's geographic market coverage and growth strategy; and

     - Expanding the Company's data processing and interpretation and reservoir characterization services already being provided to PEMEX in Mexico into other markets.

INDUSTRY OVERVIEW

     Seismic data is the principal source of information used by geoscientists to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is acquired over a specified area by deploying a network of electronic cables over the area to which electronic receivers, or geophones, are attached. Once this network is deployed, an energy source, such as vibroseis or dynamite, is used to generate seismic waves through a pre-determined set of frequencies that move through the rock formation under the area and reverberate back to the surface in milliseconds. The geophones capture the changing velocity and character of these seismic waves as they travel down and back through the earth's surface and transmit this information a short distance along a channel to a remote signal conditioner. The remote signal conditioner digitizes the analog data and transmits it to a central electronics unit that stores the acquired data. The data is then sent to a processing center where mathematical algorithms are applied to separate signals from interference and to correct distortion. Migration techniques are also applied to produce a spatial representation of the subsurface formations that were surveyed. After processing, the data is transferred to a computer workstation that allows the data to be viewed and reconfigured by a geoscientist who interprets the data with computer-aided exploration techniques in order to plot features and map the structures of the subsurface area.

     In the past, a 2-D survey was the standard technique utilized to acquire seismic data. 2-D seismic data can be visualized as a single vertical plane of subsurface information. 3-D seismic surveys produce data that is best visualized as a cube of information that can be sliced into numerous planes. Thus, 3-D surveys provide different views of a subsurface geologic structure and much higher resolution of the structure than is available from a 2-D survey and have proven to be more reliable indicators of the oil and gas potential in the area surveyed. As a result, drilling based on 3-D seismic surveys has improved the economics of finding oil and gas. Consequently, demand for 3-D seismic surveys, and for surveys that cover wide areas and utilize a greater number of channels, has increased in the past several years. Furthermore, due to the enhanced information provided, 3-D surveys have proven to be a cost effective and efficient tool for oil and gas exploration and, increasingly, the development of existing reserves.

     The oil and gas industry relies upon seismic data for the exploration of new oil and gas reserves and for delineating the size and structure of previously identified oil and gas fields to improve the development of those fields. Seismic data, once acquired and processed, results in computer-generated representations of the earth's subsurface. 2-D seismic data is collected in a linear fashion along the surface of the earth (typically using 120 recording channels). The acquisition of 3-D seismic data involves the use of at least 480 recording channels, allows a greater volume of seismic data to be gathered and yields dense, 3-D grids, with a higher degree of resolution of the earth's subsurface than a 2-D seismic survey can produce.

     The amount of data that can be acquired and the ability to record, process and represent seismic data are dependent upon the type of equipment used during the seismic data acquisition process. Seismic acquisition systems are either traditional or distributed systems. In traditional systems, such as a DFS-V(TM) system, signals received from the energy source are transmitted to a central electronics unit in analog (nondigital) form with each channel requiring its own set of wires, consequently increasing the cable weight. Traditional systems are limited to 480 channels and are used primarily for 2-D seismic surveys. The traditional system uses a 16-bit converter to translate signals from analog to digital data. This technology cannot eliminate distortion of the signal that may be caused by noise in the area or weaknesses in the signal if it is remote from the central electronics unit.

     Alternatively, in a state-of-the-art distributed system, received signals are amplified, filtered and converted into digital data by means of a 24-bit analog-to-digital converter at remote signal conditioners before they are transmitted to the central electronics unit on a single set of wires. Certain distributed systems can be expanded to approximately 10,000 channels, although the Company believes that the average distributed system currently used in the land-based seismic data acquisition industry is significantly less than 10,000 channels. The 24-bit analog-to-digital converter extends the decibel range of seismic recording and reduces system distortion to provide superior signal fidelity. This technological innovation provides higher resolution data, which is especially beneficial for 3-D surveys in geologically complex or noisy areas, and substantially reduces power consumption. Distributed systems have flexible configuration capability and improved digital signal quality. In addition, the lighter weight cables allow a crew to acquire greater volumes of data, as required in 3-D surveys, over a wider area with fewer people and in less time. Distributed systems are used primarily for 3-D surveys.

SEISMIC DATA ACQUISITION SERVICES

     The Company is engaged in land-based and shallow water seismic data acquisition on a contract basis for its customers and not for its own account. Seismic data acquisition projects typically begin at the time a customer requests the Company to formulate a proposal to acquire seismic data on the customer's behalf. The Company's geophysicists work with the customer in designing the specifications of the proposed survey and, once the specifications are agreed upon, the survey is taken to the field where one or more of the Company's crews commence the process of acquiring data.

     As of October 31, 1996, the Company operated a total of nine working seismic crews, of which six were utilizing state-of-the-art, 24-bit seismic data acquisition systems with a total of approximately 12,000 channels. Of the six crews, one operates in Mexico, one in Alaska and four in the remainder of the United States. In addition, the Company operated two crews in the United States utilizing 16-bit seismic data acquisition systems with a total of approximately 480 channels and one crew providing drilling services in Mexico. Each crew is either land transportable or heliportable, or both. The Company attempts to shift entire crews and equipment from one geographic location to another in order to capitalize on the varying seismic operating seasons in the Company's regions of operation and to maximize the Company's efficient use of human resources and equipment. Most of the Company's data acquisition systems, which include remote signal conditioners, cables, geophones and central electronics units, can be readily interchanged and relocated, depending upon the needs of the Company's customers.

     A seismic crew typically consists of a supervisor, permitting agents who secure permission to enter a landowner's property, surveyors who mark the locations for the placement of geophones and other equipment, general laborers who place and move the geophones and other equipment, a drill crew to drill holes and shooters to detonate the dynamite, if dynamite is used as the energy source, or a vibroseis crew to operate the vibroseis trucks, if vibroseis is used as the energy source, and an observer who operates the central electronics unit and controls the recording of the seismic data. A fully staffed seismic crew in the United States typically has from 10 to 25 personnel for 2-D seismic surveys and from 20 to 60 personnel for 3-D seismic surveys, depending upon the size and nature of the survey requested by the customer. Vehicles assigned to each crew consist of a recording truck, two or more cable and geophone trucks, a dynamite or vibroseis truck, several personnel vehicles with off-road capability and, where necessary, helicopters.

     The Company utilizes helicopters to facilitate seismic data acquisition in a wide range of terrains, including terrain that is inaccessible by wheeled or tracked vehicles. The Company's experience is that helicopter use reduces the overall cost and environmental impact of seismic data acquisition projects through improved productivity, as crews and equipment can be more rapidly deployed with less surface disturbance.

SEISMIC DATA PROCESSING AND INTERPRETATION

     The processing of seismic data involves the conversion of such data, by means of sophisticated computer software designed for this purpose, into graphic representations of cross-sections of the earth's subsurface. PIASA and Geoevaluaciones currently provide data processing and interpretation services to PEMEX and the Company has opened a processing center at its branch location in Peru. The Company intends to expand its processing and interpretation capacity in the future and to offer such services to its customers in other geographic regions. However, the Company has not yet developed a formal business plan to implement this intention, and there can be no assurance that any such attempted expansion will be successful.

GEOGRAPHIC AREAS OF OPERATION

     The Company's seismic data acquisition operations are conducted throughout the United States (including Alaska) and in Mexico. Geoevaluaciones primarily conducts its operations in Mexico and provides its primary customer, PEMEX, a full complement of seismic data acquisition, processing and interpretation services and reservoir characterization. The Company has established a presence in Peru by opening a branch office and a seismic data processing center and bidding on several contracts to provide seismic data acquisition services in Peru. In addition, the Company is seeking to expand its operations into Canada and has entered into a stock purchase agreement to acquire J.R.S. Exploration, a Calgary-based provider of land-based seismic data acquisition services (see "-- Proposed Acquisition of J.R.S. Exploration").

     The following table presents certain pro forma financial information about the operations of the Company during the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996:



                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                      YEAR ENDED         ---------------------------------------
                                   DECEMBER 31, 1995           1995                  1996
                                   -----------------     -----------------     -----------------
                                    (PRO FORMA)(1)                   (PRO FORMA)(1)
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
    Net revenues.................  $37,835     100.0%    $25,669     100.0%    $39,974     100.0%
      United States..............   28,010      74.0      18,512      72.1      30,888      77.3
      Mexico.....................    9,825      26.0       7,157      27.9       9,086      22.7
    Operating income.............    1,175         *         983         *       2,552     100.0
      United States..............     (982)        *      (1,051)        *       2,012      78.8
      Mexico.....................    2,157         *       2,034         *         540      21.2
    Total assets(2)..............        *         *           *         *      54,396     100.0
      United States..............        *         *           *         *      39,883      73.3
      Mexico.....................        *         *           *         *      14,513      26.7

---------------

 *  Not applicable

(1) For a discussion of the assumptions made and adjustments applied in the preparation of this information, see the pro forma consolidated balance sheet of 3-D Geophysical contained in the pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

(2) Balance sheet items are presented as of the last day of the period indicated.

CAPITAL EXPENDITURES

     There are many competitors in the land-based seismic data acquisition business and substantial financial and other resources are required to maintain the state-of-the-art technology necessary to permit effective competition in bidding for contracts. Seismic data acquisition technology has progressed rapidly over recent years and the Company expects this trend to continue. The cost of sophisticated seismic data acquisition equipment and related crew training has increased significantly over the last several years. The cost of equipping a crew with a state-of-the-art system, such as an I/O SYSTEM TWO(R) (including training and ancillary equipment), can range from approximately $3.0 to $10.0 million, the largest component of which is attributable to the channel boxes. The Company's strategy is to update its data acquisition systems as often as necessary to maintain its competitive position. To do so, however, may require large expenditures of capital in addition to the Company's planned capital expenditures. There can be no assurance that the Company will have the capital necessary to upgrade its equipment to maintain its competitive position or to acquire any additional required equipment, or that any required financing therefor will be available on favorable terms. Furthermore, the Company may require additional capital expenditures in the event that the level of its operations increases significantly. If the Company is unable to raise the capital necessary to update or increase the capacity of its data acquisition systems to the extent necessary, it will be unable to update such systems or increase its level of operations and may be materially and adversely affected as a result.

     The Company's current plan is to expand significantly its data acquisition systems after the consummation of this Offering. Specifically, the Company intends to increase its channel capacity by up to 5,000 channels through the purchase of additional systems and equipment, including a 1,000 channel seismic data acquisition system currently being rented from The Andrews Group International, Inc. (see "Use of Proceeds" and "Certain Transactions") and the purchase of equipment currently being rented and used in the

Rocky Mountain region. The Company anticipates that the funds for such expenditures will come from a portion of the net proceeds of this Offering (see "Use of Proceeds") and cash from operations. The Company may revise its plans in response to future changes in the oil and gas industry in general and the demand for its services in particular, its results of operations, its other capital requirements and other relevant factors. See "Risk Factors -- Capital Intensive Business; Rapid Obsolescence of Technology," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "-- Competition."

OPERATING CONDITIONS

     The Company's crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible and under other hazardous conditions. Accordingly, the Company's operations are subject to risks of injury to personnel and loss of equipment. Fixed costs, including costs associated with operating leases, labor costs and depreciation, account for more than half of the Company's costs and expenses. As a result, low productivity resulting from weather interruptions, equipment failures or other causes such as fires and accidental explosions resulting from the handling of equipment and supplies can result in significant operating losses. In addition, while the Company has insurance policies that protect it against liabilities that may be incurred in the ordinary course of its business, the Company is unable to insure fully against all possible loss or liability. For example, no insurance is available at a cost deemed reasonable by the Company for war, nationalization, appropriation or other extreme events.

     The Company's seismic data acquisition operations historically have been subject to seasonal fluctuations, with the greatest volume of data acquisition occurring during the summer and fall in the United States. The consolidation of the Operating Subsidiaries and the expansion into Latin America has enabled the Company to deploy its crews and utilize its equipment in disparate regions. As a result, the Company expects to conduct its operations year round with fewer days of down-time caused by inclement weather by working during the favorable operating seasons of different regions. The Company believes that by widening the geographical scope of its operations, the impact of seasonal fluctuations may be reduced.

MARKETING AND CUSTOMERS

     Marketing. Since the Initial Public Offering, the Company has continued marketing to existing customers on a regional basis in order to preserve these long-term relationships. The Company has established a corporate marketing center in Englewood, Colorado, which is responsible for (i) coordinating marketing and communication activities, (ii) expanding the Company's marketing to integrated and multinational oil and gas companies, and (iii) standardizing and coordinating the submission of bids.

     Contracts. The Company provides its services to customers pursuant to contracts which are occasionally varied or modified by mutual consent. In many instances, such contracts are cancelable by the customer on short notice without penalty. Contracts are obtained by the Company either through competitive bidding, in response to invitations for bids, or by direct negotiation with a prospective customer.

     Most of the Company's contracts result from competitive bidding. Most frequently, customers invite bidders to provide quotations on the cost to gather seismic data over a specified region within a specified period of time. Some customers, primarily large oil companies, require at least three bids in order to award a contract. Contracts are awarded primarily on the basis of price, crew experience and equipment availability, technological expertise and reputation for dependability and safety.

     Contract terms, whether bid or negotiated, generally provide for payment by the customer on either a "turnkey" or a "term" basis or on a combination of both methods. Under a turnkey contract, payments for data acquisition services are based upon a fixed fee for each unit of data collected, and the Company bears substantially all of the risk of business interruption due to inclement weather and other hazards. Term contracts, on the other hand, provide for payment based on agreed rates per unit of time, which may be expressed in periods ranging from days to months, and most of the risk of business interruption (except for interruptions caused by failure of the Company's equipment) is borne by the customer. When a combination turnkey and term contract is used, the risk of business interruption is shared in an agreed percentage by the

Company and the customer. In each case, progress payments are usually required unless it is anticipated that the job will be completed in less than 30 days.

     Geoevaluaciones' contracts are procured from a bidding process that is regulated by Mexican law. PEMEX, as a government-owned company, prepares specifications of projects for which seismic-related services are required. All potential bidders that meet certain technical, legal and other requirements submit bids which must include seismic data acquisition, processing and interpretation services. Geoevaluaciones and PIASA submit a single bid for their combined services. PEMEX places no restrictions on the participation of foreign-owned companies in the bidding process. Geoevaluaciones' contracts with PEMEX contain price terms which are fixed at the time the contracts are signed and in the past have been denominated in pesos. These contracts contain cost adjustment provisions which are triggered upon the occurrence of certain economic events such as a devaluation of the peso, a change in the rate of inflation or an increase in the statutory minimum wage rate. The adjustments may be requested by Geoevaluaciones, but only with respect to the direct costs incurred by Geoevaluaciones under a contract that are affected by the economic event. While these adjustment features protect Geoevaluaciones against partial declines in its peso-denominated profit margin, they do not protect Geoevaluaciones from a decline in the dollar value of its profits or net assets. See "Risk Factors -- Substantial Risks of Doing Business in Latin America" and
note 2 to the financial statements of Geoevaluaciones.

     The Company's contracts specify that the seismic data acquired by the Company belongs to the Company's customer, and the Company does not acquire any seismic data for its own account. All of the customer's information is maintained in confidence.

     Customers. The Company's customers include and have included a number of major oil companies and their affiliates, including PEMEX, ARCO, BP Alaska and Marathon, as well as many smaller, independent oil and gas companies. In the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company's net revenues attributable to PEMEX were approximately $9.8 million and $9.1 million, or 26.0% and 22.7%, respectively, of the Company's pro forma net revenues in those periods. In the year ended December 31, 1995, Duncan Oil, Inc. accounted for $4.3 million, or 11.4%, of the Company's pro forma net revenues. In the nine months ended September 30, 1996, Seitel, Inc. and BP Alaska accounted for $5.9 million, or 14.8%, and $6.5 million, or 16.3%, of the Company's pro forma net revenues, respectively. No other single customer accounted for more than 10% of the pro forma net revenues in those periods. The loss of PEMEX as a customer would have a material adverse effect on the Company's financial condition and results of operations.

     A large portion of the Company's net revenues in any period may be attributable to a limited number of customers, even though the mix of customers changes over time as contracts are awarded and completed. Each of the Operating Subsidiaries has a number of customers for which, over the years, services have been repeatedly provided.

     Safety and Environmental Program. Certain of the Company's customers, including PEMEX and other large oil and gas companies, require, as a condition of awarding contracts, that a safety program designed to reduce the hazards associated with the seismic data acquisition business be in place. The Company employs a full-time safety officer who is in charge of implementing a Company-wide health, safety and environmental program intended to comply with the requirements of major oil and gas companies and applicable regulatory authorities.

     Backlog. At November 30, 1996, the Company's backlog of data acquisition surveys was approximately $42.6 million. Approximately 61% of the backlog was attributable to the Company's operations in the United States, and approximately 39% of such backlog related to the operations in Mexico and Peru. The majority of such backlog consisted of written orders or commitments; however, contracts for services are occasionally varied or modified by mutual consent and, in many instances, are subject to cancellation by the customer on short notice without penalty. In addition, a contract in Peru for $2.8 million is subject to the resolution of certain uncertainties relating to obtaining required local permits. Consequently, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any succeeding fiscal period. Subject to the foregoing, the Company anticipates that approximately 29% of the orders and commitments included in backlog at November 30, 1996 will be completed prior to the end of 1996 and it is expected that the balance will be completed in 1997.

COMPETITION

     The Company has extensive competition in each of the regions in which it operates. Contracts for seismic data acquisition services generally are awarded on the basis of price, crew experience, equipment availability, technological expertise and reputation for dependability and safety. Competition is particularly intense for providers of more technologically advanced seismic data. Certain of the Company's major competitors have more crews and operate data acquisition systems having significantly more channels than the Company, provide integrated data acquisition, processing and interpretation services and have far greater financial and other resources than the Company and more extensive relationships with major integrated and multinational oil and gas companies. These resources enable these competitors to maintain state-of-the-art technology and certain other advantages relating to costs that may provide them with an advantage over the Company in bidding for contracts. In addition, certain competitors of the Company take an economic interest in oil and gas exploration and development projects for which they perform services for their customers. There can be no assurance that the Company will be able to compete successfully against its competitors for contracts to conduct seismic surveys. See "Risk Factors -- Dependence Upon Energy Industry Spending," "Risk
Factors -- Capital Intensive Business; Rapid Obsolescence of Technology" and "Risk Factors -- Substantial Competition."

EMPLOYEES

     As of November 15, 1996, the Company employed approximately 1,284 people, of whom 16 performed management and marketing functions, 52 performed administrative services or clerical functions, 160 were geophysicists or rendered engineering or other technical services and approximately 1,056 were members of the Company's seismic crews or performed other functions. None of the Company's employees is represented by a labor union or is a direct or indirect party to a collective bargaining agreement. The Company believes it has good relations with its employees.

PROPERTIES

     The Company occupies 13 leased and two owned facilities. The owned facilities are both located in Ohio and are utilized by Paragon to house its administrative and maintenance operations. Of the 13 leased facilities, 4 are located in Mexico, 2 are located in each of Colorado and Texas and 1 is located in each of Alaska, New York, Peru, North Dakota and Ohio. These properties are utilized for administration, maintenance and storage and range in size from approximately 2,000 to approximately 26,000 square feet. The terms of the leases range from month-to-month to leases that expire in 2002 and provide for annual rents ranging from approximately $7,200 to approximately $165,000. The Company's annual lease expense under these leases totals approximately $470,000. Approximately 60% of the Company's New York City offices is utilized by persons unrelated to the Company. Mr. Joel Friedman, the Chairman of the Board of Directors of the Company, has agreed to reimburse the Company for any amounts under the New York City lease (which provides for an aggregate annual rental of $165,000) that are payable with respect to space that is not utilized by the Company and which have not been paid by sub-lessees (see
"Management -- Employment Agreements; Non-Competition Agreements" and "Certain Transactions").

     The Company believes that its facilities are adequate for its present and reasonably foreseeable needs.

LEGAL PROCEEDINGS

     The Company is a defendant in or party to a number of lawsuits arising in the ordinary course of its business, which lawsuits the Company believes have little substantive merit. While the outcome of these lawsuits cannot be predicted with certainty, the Company does not believe that any of these lawsuits will have a material adverse effect on its operations or financial position.

     Geoevaluaciones has a dispute, and may be threatened with litigation, in connection with certain agreements it entered into with Capilano International Inc., a Canadian company ("Capilano"). The dispute concerns a certain Letter of Intent and a Technical Assistance Agreement, dated June 3, 1991 and June 1, 1992, respectively (the "Capilano Agreements"). Capilano stated in its 1994 Annual Report to Shareholders that it has had difficulty in collecting amounts owing from a Mexican company (presumably, Geoevaluaciones) to which Capilano supplied technical assistance and stated in its 1995 Annual Report that it had written down by approximately C$1.9 million accounts receivable in Mexico. Geoevaluaciones maintains that it is not obligated to compensate Capilano for certain services Geoevaluaciones believes were either inadequately provided or not provided at all by Capilano. Representatives of Capilano and Geoevaluaciones have had ongoing discussions since May 1996 in an effort to resolve this dispute. The Company currently is not able to estimate the effect, if any, on its results of operations and financial position which may result from the resolution of this matter. Therefore, the financial statements of the Company do not reflect any adjustments related to this matter. A portion of the amounts payable to the former stockholders of Geoevaluaciones in connection with the acquisition by 3-D Geophysical of the stock of Geoevaluaciones owned by such stockholders is held in escrow and available to pay amounts in settlement or otherwise in connection with the dispute with Capilano. See "Certain Transactions."

REGULATION

     Seismic data acquisition operations are subject to various laws and regulations in the United States, Mexico, Peru and Canada, as well as other countries in which the Company may operate in the future. Such laws and regulations govern various aspects of operations, including the discharge of explosive materials into the environment, requiring removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment, access to private and governmental land to conduct seismic surveys and use of local employees and suppliers by foreign contractors. The Company believes that it has conducted its operations in substantial compliance with applicable environmental laws and regulations governing its activities.

PROPOSED ACQUISITION OF J.R.S. EXPLORATION

     On December 10, 1996, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which it agreed to purchase J.R.S. Exploration, a land-based seismic data acquisition business headquartered in Calgary, Alberta, Canada. J.R.S. Exploration has been operating in Western Canada since 1978 using up to four seismic crews utilizing 24-bit seismic recording systems manufactured by Sercel that have a total of approximately 2,000 channels. J.R.S. Exploration's two principal customers accounted in the aggregate for over 50% of J.R.S. Exploration's revenues in its fiscal year ended November 30, 1995. J.R.S. Exploration is currently a party to seismic data acquisition services contracts with these two customers which expire on June 30, 1997 and September 30, 1998. For its fiscal year ended November 30, 1995, J.R.S. Exploration had revenues of approximately C$11.0 million and earnings before interest, taxes and depreciation of approximately C$2.3 million. As of December 11, 1996, the exchange rate was approximately $.73 per Canadian dollar.

     If the acquisition is consummated, the Company will seek to expand J.R.S. Exploration's business during winter, the peak Canadian operating season, by shifting certain of the Company's equipment to Canada during the period from January through April, and the Company believes that it will be able to utilize J.R.S. Exploration's equipment in the United States (including Alaska) during the other months of the year.

     Under the terms of the Stock Purchase Agreement, the Company will acquire all of the issued and outstanding shares of capital stock of the intermediate holding companies that own all of the issued and outstanding capital stock of J.R.S. Exploration for C$3.5 million in cash and a number of shares of Common Stock having a value of approximately C$3.4 million in the aggregate. In addition the Company will repay approximately C$1.4 million of debt J.R.S. Exploration owes to a commercial bank. Also under the terms of the Stock Purchase Agreement, on or before the closing thereunder, Messrs. Donald Janveau and W. Garnet Mueller, the principal stockholders and executive officers of J.R.S. Exploration, will enter into three-year employment agreements (the "Employment Agreements") with J.R.S. Exploration pursuant to which

Mr. Janveau will serve as President and Chief Executive Officer of J.R.S. Exploration and Mr. Mueller will serve as Vice President of Operations of J.R.S. Exploration. The Employment Agreements each provide for an annual salary of C$150,000. Each of Messrs. Janveau and Mueller have agreed to enter into a five-year covenant not to compete with the Company or any of its subsidiaries in the provision of seismic data acquisition or analysis services or any services related thereto. In connection with the acquisition of J.R.S. Exploration, the Company also proposes to acquire all of the issued and outstanding capital stock of Siegfried & Siegfried Resource Consultants, Ltd. ("Siegfried & Siegfried"), an Alberta corporation that is wholly-owned by an employee of J.R.S. Exploration and owns certain seismic data acquisition equipment presently being leased to J.R.S. Exploration. The proposed purchase price for Siegfried & Siegfried is C$150,000 in cash and a number of shares of Common Stock having a value of C$150,000 in the aggregate.

     In connection with the acquisition of Siegfried & Siegfried, J.R.S. Exploration will enter into a three-year employment agreement with David Siegfried, pursuant to which Mr. Siegfried will serve as Sales Manager and Operations Supervisor of J.R.S. Exploration for an annual salary of C$100,000. Upon the closing of the acquisition of Siegfried & Siegfried, the Company will grant to Mr. Siegfried a ten-year option to purchase 15,000 shares of Common Stock at the closing price for such stock on the Nasdaq National Market on that day. The option, which will be granted under the Plan, will be exercisable in four equal cumulative installments commencing one year after the date of grant.

     The consummation of the acquisitions, which is expected to occur in January 1997, is subject to customary conditions. There can be no assurance that the Company will consummate the acquisitions of J.R.S. Exploration and Siegfried & Siegfried. Pursuant to an agreement with the Company, J.D. White will provide certain advice and assistance to the Company in connection with the proposed acquisitions. See "Certain Transactions." The Company also has engaged one of the representatives of the underwriters of this Offering to act as its exclusive financial advisor in connection with the proposed acquisition of J.R.S. Exploration. See "Underwriting."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below provides information concerning the executive officers and directors of the Company, and sets forth their respective ages as of November 30, 1996, and the positions they hold with the Company:

                    NAME                  AGE                      POSITION(S)
    ------------------------------------  ---    ------------------------------------------------
    Mr. Joel Friedman(a)(b).............  57     Chairman of the Board of Directors
    Mr. Richard D. Davis(b).............  62     President, Chief Executive Officer and Director;
                                                 President of Kemp
    Mr. Wayne P. Widynowski.............  51     Executive Vice President and Chief Operating
                                                 Officer; President of Northern
    Mr. Luis H. Ferran(b)...............  48     Executive Vice President -- Latin American
                                                 Operations and Director; President of
                                                 Geoevaluaciones, PIASA and 3-D Geophysical of
                                                 Latin America, Inc.
    Mr. Ronald L. Koons.................  49     Vice President, Chief Financial Officer,
                                                 Secretary and Treasurer
    Mr. G.C.L. Kemp.....................  63     Vice President
    Mr. Charles O. Merchant.............  46     Vice President; President of Paragon
    Mr. Robert P. Andrews(c)............  41     Director
    Mr. Ralph M. Bahna(c)(d)............  54     Director
    Mr. Douglas W. Brandrup(a)(d).......  56     Director
    Mr. Arthur D. Emil(c)...............  71     Director
    Mr. P. Dennis O'Brien(a)(c)(d)......  55     Director
    Mr. Emir L. Tavella.................  67     Director
    Mr. John D. White, Jr.(b)...........  38     Director

---------------

(a) Member of the Audit Committee

(b) Member of the Executive Committee

(c) Member of the Compensation Committee

(d) Member of the Stock Option Committee

     Mr. Joel Friedman has served as Chairman of the Board of 3-D Geophysical since February 1996 and as Chairman of the Board of Paragon since August 1994. He was President and Chief Executive Officer of 3-D Geophysical from March 1995 until February 1996. Mr. Friedman has been since August 1994 a director of and from August 1994 to October 1996 was the chairman of Consolidated Health Care Associates, Inc., a Nasdaq National Market listed company, and was the chief executive officer of that company from August 1994 until March 1996. Since 1969, he has been an officer, director and shareholder of Founders Property Corporation and its affiliated companies ("Founders"), a private real estate concern. From 1975 to 1986, Mr. Friedman was president and a director of Kenai Corporation, a publicly-held company engaged in contract drilling for oil and natural gas, wellhead equipment manufacturing and remanufacturing and oil and gas exploration and production.

     Mr. Richard D. Davis has served as President and Chief Executive Officer of 3-D Geophysical since February 1996 and as President of Kemp since June 1996. From March 1994 to June 1996, Mr. Davis was Vice President of Operations of Kemp. From 1988 to March 1994, as president and sole owner of D-Cube International Inc., he was an independent consultant to several major oil companies in the area of seismic acquisition services. From 1983 to 1988, Mr. Davis was a director of Seismic Enterprises, Inc. (now Seitel, Inc.) and president and chief operating officer of Triangle Geophysical Co. From 1979 to 1983, he was executive vice president of Geo Seismic Services, Inc., which at one time operated 38 seismic data acquisition crews.

     Mr. Wayne P. Widynowski has served as the Executive Vice President and Chief Operating Officer of 3-D Geophysical and as President of Northern since February 1996. From 1981 to February 1996, Mr. Widynowski was employed by Northern's predecessors, most recently as Executive Vice President. Prior to 1981, Mr. Widynowski was employed as an operations manager by United Geophysical, Inc., a subsidiary of the Bendix Corporation. Mr. Widynowski is the current chairman of the Rocky Mountain operations of the International Association of Geophysical Contractors.

     Mr. Luis H. Ferran has served as Executive Vice President -- Latin American Operations and a Director of 3-D Geophysical and as President of Geoevaluaciones and PIASA since February 1996 and as President of 3-D Geophysical of Latin America, Inc., a wholly-owned subsidiary of the Company, since its formation by the Company in May 1996. Mr. Ferran was one of the founding shareholders of Geoevaluaciones in 1977 and has been General Manager of Geoevaluaciones since 1982. Prior to forming Geoevaluaciones, Mr. Ferran was a supervisor with Compania Mexicana de Exploraciones, S.A. de C.V., a Mexican company associated with PEMEX.

     Mr. Ronald L. Koons has served as Vice President, Chief Financial Officer, Secretary and Treasurer of 3-D Geophysical since September 30, 1996. Mr. Koons was the executive vice president, chief financial officer and treasurer of Tuboscope Vetco International Corp. ("Tuboscope"), an oilfield service company, from October 1993 to April 1996 and senior vice president, chief financial officer and treasurer of Tuboscope from November 1991 to October 1993. From August 1988 to November 1991, Mr. Koons was the vice president, chief financial officer and treasurer of Eastman Christensen Company ("Eastman"), an oilfield service company. He served as controller of Eastman from June 1987 to August 1988 and treasurer of Eastman from September 1986 to June 1987.

     Mr. G.C.L. Kemp has served as a Vice President of 3-D Geophysical since February 1996. Mr. Kemp founded Kemp and was its Chairman and President from 1978 until June 1996. From 1974 to 1978, Mr. Kemp was worldwide geophysical operations supervisor for Phillips Petroleum. From 1964 to 1974, he was manager for Petty Geophysical Engineering Company. From 1953 to 1964, he was a surveyor and manager of a number of international seismic operations for Mobil Corp., Shell Oil Co. and British Petroleum Co., PLC.

     Mr. Charles O. Merchant has served as a Vice President of 3-D Geophysical since February 1996. He has been employed as an executive officer of Paragon since 1989, most recently since August 1994 as President. Prior thereto, he was employed by various geophysical service-related companies, including Frontier Exploration, Inc. from 1988 to 1989 and Professional Geophysics, Inc., Precision Geophysical, Inc. and Rogers Exploration from 1983 to 1986. Mr. Merchant has held positions in technical, marketing, supervisory and managerial areas in the geophysical industry.

     Mr. Robert P. Andrews has served as the president of The Andrews Group International Inc., a Texas corporation which supplies goods and services to the oil and gas industry in Central and South America, in particular Mexico, since 1987 and as the president of A.G.I. Mexicana, S.A. de C.V., a Mexican company which sells goods and services relating to computer hardware and software for use in the oil and gas industry in Mexico, since 1991. Until February 1996, Mr. Andrews was also the President and Chairman of the Board of PIASA. A.G.I. Mexicana conducts the business of The Andrews Group International, Inc. in Mexico and acts as the exclusive representative for several companies in Mexico, including Input/Output and Landmark Graphics Corp. A.G.I. Mexicana also acts as a non-exclusive distributor for various corporations in Mexico. See "Certain Transactions."

     Mr. Ralph M. Bahna currently serves as president of Masterworks Development Corporation ("Masterworks"), a company that he founded in 1990 to develop a series of hotels called Club Quarters. Between 1981 and 1988, Mr. Bahna was chief executive officer of Cunard Line Limited, which owns, among other cruise liners and hotels, the Queen Elizabeth 2, and was also a divisional managing director of Trafalgar House PLC, the parent company of Cunard Line Limited. From 1988 until he became president of Masterworks in 1990, he pursued investment and non-profit endeavors.

     Mr. Douglas W. Brandrup is a practicing attorney and senior partner at the law firm of Griggs, Baldwin & Baldwin in New York City, where he has practiced since 1974. Mr. Brandrup is chairman of Equity Oil Company, a publicly-held oil and gas production and exploration company, and has been a director of that company since 1975.

     Mr. Arthur D. Emil is a practicing attorney and currently of counsel to the law firm of Kramer, Levin, Naftalis & Frankel in New York City. Between 1986 and 1993, he was a senior partner of and, upon retirement, of counsel to the law firm of Jones, Day, Reavis & Pogue. He served as an executive officer, director and chairman of the executive committee of North European Oil Company from 1955 to 1979. In addition, he served as general counsel for various companies, including the New England Patriots and Bartell Media Corp., a communications company. He is a trustee of various philanthropic institutions. Kramer, Levin, Naftalis & Frankel provides legal services to 3-D Geophysical and will render its opinion on the legality of the Common Stock offered hereby. Mr. Emil is a general partner of South Norwalk Redevelopment Limited Partnership ("SNRLP"), a Connecticut limited partnership formed in 1981 to rehabilitate a portion of Norwalk, Connecticut. On July 25, 1994, a creditor of SNRLP, Scirocco Partners ("SP"), sought to foreclose on a SNRLP mortgage it held and SNRLP, seeking to avoid the foreclosure, filed a voluntary petition for reorganization on August 15, 1994 in the United States Bankruptcy Court, District of Connecticut (Case No. 94-51676). In a related case, SP has sued Mr. Emil in connection with a personal guarantee limited to interest and certain expenses he gave in connection with the mortgage. No determination has been made in either the bankruptcy proceeding or the private suit.

     Mr. P. Dennis O'Brien served as the president and chief operating officer of Advance Geophysical Corp. ("Advance"), a company that develops software for the geophysical industry, from 1988 to 1994. In March 1994, Advance merged with a subsidiary of Landmark Graphics Corporation, a major software developer in the geophysical industry. From April 1994 to June 1995, Mr. O'Brien served as the chief operating officer of Advance. Since July 1995, Mr. O'Brien has provided consulting services to software development companies serving the petroleum industry.

     Mr. Emir L. Tavella is a founder, and since May 1995 a partner and director, of Sagoil S.A., an Argentinian petroleum supply company associated with Sagoil Inc., a Canadian company. From February 1987 to April 1995, Mr. Tavella was the general manager for exploration activities for PLUSPetrol S.A., an Argentinian petroleum exploration and production company.

     Mr. John D. White, Jr., a co-founder of the Company, has been president of Megansett Capital, Inc., a private investment firm, and associated with Founders since August 1993. Mr. White was Executive Vice President, Chief Financial Officer, Secretary and Treasurer of 3-D Geophysical from March 1995 to October 1, 1996, when he resigned. Mr. White has agreed to render financial and advisory services to the Company in connection with this Offering and the proposed acquisition of J.R.S. Exploration. See "Certain Transactions." From January 1995 to February 1996 he was acting Chief Financial Officer of Paragon. From 1991 to 1993, he was a senior vice president of Laidlaw International, Inc., a subsidiary of the investment bank Laidlaw Holdings, Inc. From 1987 to 1990, he was a vice president in the mergers and acquisitions group of PaineWebber, Incorporated and for five years prior thereto he was employed by Digital Equipment Corporation where he held a variety of finance positions.

     Messrs. Friedman and White have served as Directors of the Company since its inception, Messrs. Bahna, Brandrup, Davis, Emil and Ferran have served as Directors since October 1995, Messrs. Andrews and O'Brien have served as Directors since January 1996, and Mr. Tavella has served as a Director since April 1996.

ELECTION OF DIRECTORS

     The Certificate of Incorporation provides for the Board of Directors to be divided into three classes. The members of the first class of directors will serve until the 1997 annual meeting of stockholders and that class consists of Messrs. Andrews, Brandrup and White. The members of the second class of directors will serve until the 1998 annual meeting of the stockholders and that class consists of Messrs. Bahna, Davis, Emil and

Tavella. The members of the third class of directors will serve until the 1999 annual meeting of stockholders and that class consists of Messrs. Ferran, Friedman and O'Brien.

BOARD COMMITTEES

     The Board has established an Executive Committee consisting of Messrs. Davis, Ferran, Friedman and White. The Executive Committee has the authority to exercise all the powers of the Board in the management of the business and affairs of the Company, subject to certain limitations under the General Corporation Law of the State of Delaware.

     The Board has established an Audit Committee consisting of Messrs. Brandrup, Friedman and O'Brien. The Audit Committee annually will recommend to the Board the appointment of the independent public accountants to serve as auditors for the Company. In addition, the Audit Committee will discuss and review the scope and fees of the prospective annual audit and review the results with the auditors, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company and consider comments by the auditors regarding controls and accounting procedures and management's response to those comments.

     The Board has established a Compensation Committee consisting of Messrs. Andrews, Bahna, Emil and O'Brien. The Compensation Committee meets periodically to determine the compensation of certain of the Company's executive officers and other significant employees and the Company's personnel policies.

     The Board has established a Stock Option Committee consisting of Messrs. Bahna, Brandrup and O'Brien to administer the Plan and to grant options thereunder.

DIRECTOR COMPENSATION

     Each member of the Board who is not an employee of the Company receives:
(i) an annual retainer of $10,000; (ii) $750 per meeting of the Board of Directors or any committee thereof at which such Director is present in person; and (iii) reimbursement of all ordinary and necessary expenses incurred in attending any meeting of the Board of Directors or committee thereof. Directors who are full-time employees of the Company do not receive any compensation for serving as directors. Any newly elected or appointed non-employee director automatically receives a nonqualified option under the Plan to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Such option vests in cumulative installments of one-third on each of the first, second and third anniversaries of the date of grant and expire on the tenth anniversary of the date of such grant.

     On February 9, 1996, non-employee directors (Messrs. Andrews, Bahna, Brandrup, Emil and O'Brien) were awarded nonqualified stock options to purchase 10,000 shares of Common Stock pursuant to the Plan. The exercise price of these options was equal to the price to the public in the Initial Public Offering of $7.50 per share. Upon joining the Board in April 1996, Mr. Tavella was granted an option under the Plan to purchase 10,000 shares of Common Stock at an exercise price of $12.3125 per share. On September 30, 1996, each non-employee director (Messrs. Andrews, Bahna, Brandrup, Emil, O'Brien and Tavella) was granted a nonqualified ten year option to purchase 6,667 shares of Common Stock at an exercise price of $8.50 per share, subject to the approval of the Company's stockholders at the next annual meeting of stockholders. These options, which were not granted pursuant to the Plan, vest in full on February 6, 1997, subject to the approval of the Company's stockholders at the next annual meeting of stockholders.

EXECUTIVE COMPENSATION

     3-D Geophysical was incorporated in March 1995 and conducted no operations until February 1996, when it consummated the Initial Public Offering and acquired the Operating Subsidiaries and PIASA. No salaries were paid during 1995 by 3-D Geophysical. Compensation to be paid to the Company's chief executive officer and the four other most highly compensated executive officers during 1996 is disclosed below (see "Management -- Employment Agreements; Non-Competition Agreements" and "Management --

Long-Term Incentive Compensation Plan"). The Board has not adopted a bonus plan, but anticipates that it will adopt and implement a performance-based cash bonus plan in 1997.

EMPLOYMENT AGREEMENTS; NON-COMPETITION AGREEMENTS

     Each of Messrs. Friedman, Davis, Widynowski, Ferran, Koons, Kemp and Merchant has entered into an employment agreement with the Company that expires on December 31, 1998, except for the agreement with Mr. Koons, which expires on September 30, 1999, and for the agreement with Mr. Ferran, which expires on December 31, 2000. The employment agreements provide for base annual salaries as follows: Mr. Friedman: $125,000 plus an annual office allowance of $75,000, a portion of which is being applied to payments under the Company's New York City lease (see "Business -- Properties"); Mr. Davis: $155,000; Mr. Widynowski:
$140,000; Mr. Ferran: $140,000; Mr. Koons: $125,000; Mr. Kemp: $75,000; and Mr.
Merchant: $82,500. Certain of the Company's executive officers are entitled to an automobile allowance, and, in addition, each executive officer who has entered into an employment agreement will be eligible pursuant to his employment agreement for a bonus to be determined in the discretion of the Board or a committee thereof.

     Each of the employment agreements with Messrs. Friedman, Ferran, Koons and Kemp contains a covenant not to compete during the employee's employment with the Company or its subsidiaries and for one year thereafter unless the Company terminates the employee's employment without cause. Each of the agreements with Messrs. Davis, Merchant and Widynowski contains a similar covenant not to compete but provides that upon termination of the agreement, other than by the Company for cause (as defined in the agreement) or by the employee without good reason (as defined in the agreement), the employee's covenant not to compete will lapse unless the Company pays the employee 80% of the employee's base salary in the year following such termination. These employment agreements and covenants not to compete were entered into in the ordinary course of business. Mr. Davis' agreement also provides that upon termination under certain circumstances he will receive a payment for certain relocation expenses and the continuation of certain benefits for a one-year period. Mr. Kemp receives a monthly payment of $4,167 for 36 months, ending in January 1999, in consideration of the covenant not to compete contained in his employment agreement. With the exception of Mr. Kemp's agreement, the employment agreements entered into with the Company's executive officers do not provide for any separate payment to be made with respect to the covenants not to compete during the term of the agreements. In addition, in connection with the acquisition by 3-D Geophysical of Geoevaluaciones, Mr. Ferran and the other former stockholders of Geoevaluaciones entered into the Geoevaluaciones Non-Competition Agreement (defined below) under which Mr. Ferran and such former stockholders were entitled to certain additional consideration (see "Certain Transactions").

     Until September 30, 1996, Mr. White served as the Company's Executive Vice President and Chief Financial Officer under an employment agreement that was to expire on December 31, 1998 and provided for a base salary of $150,000. Upon his resignation as an officer of the Company, Mr. White and the Company entered into an agreement terminating this employment agreement (see "Certain Transactions").

LONG-TERM INCENTIVE COMPENSATION PLAN

     The purpose of the Plan is to provide directors, officers, and other key employees and consultants of the Company and its subsidiaries with additional incentives by providing them with the opportunity to increase their ownership interests in the Company. The maximum number of shares of Common Stock that may be subject to awards granted under the Plan is 720,000 shares, which may be authorized and unissued shares, treasury shares or shares acquired by the Company for purposes of the Plan. Shares of Common Stock which are attributable to awards which have expired, terminated or been cancelled or forfeited during any calendar year, in addition to shares in respect of which a stock appreciation right ("SAR") is settled for cash or shares tendered in payment upon the exercise of an option or SAR, are available for issuance or use in connection with future awards. In the event of a stock split, stock dividend, recapitalization or the like, the Stock Option Committee will equitably adjust the number of shares available under the Plan and subject to outstanding awards and the exercise prices of outstanding awards.

     Awards under the Plan are granted by a Committee of the Board of Directors appointed for that purpose (the "Stock Option Committee") and may include: (i) options to purchase shares of Common Stock, including incentive stock options ("ISOs"), nonqualified stock options or both;
(ii) SARs, whether in conjunction with the grant of stock options or independent of such grant; and (iii) restricted stock. To the extent necessary to comply with Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), awards granted under the Plan are not assignable or transferable except by the laws of descent and distribution.

     The Stock Option Committee consists of two or more directors who qualify as disinterested persons under Rule 16b-3 under the Exchange Act. Subject to the terms of the Plan, the Stock Option Committee has the authority, among other things, to: (i) select the persons entitled to receive awards under the Plan;
(ii) determine the form of awards; (iii) determine the number of shares of Common Stock covered by an award; and (iv) determine the terms and conditions of awards, including any restrictions or limitations on transfer, any vesting schedules or the acceleration thereof and any forfeiture provisions or waivers thereof. The exercise price of stock options is determined by the Stock Option Committee subject to the requirement that the exercise price of an ISO cannot be less than the fair market value of the shares of Common Stock covered by such grant at the time of grant. The option exercise price is payable in cash, or, with the consent of the Stock Option Committee, by surrender of shares of Common Stock held at least six months by the optionee and having a fair market value on the date of the exercise equal to part or all of the option exercise price, or by such other payment method as the Stock Option Committee may prescribe. The exercise price of options granted to non-employee directors under the Plan may be payable, at the discretion of the non-employee director, in cash or by surrender of shares of Common Stock held at least six months by such non-employee director.

     All options and SARs not yet exercised shall terminate upon termination of the grantee's employment for cause. Unless the Stock Option Committee otherwise specifies: (i) if a grantee's employment terminates for reasons other than cause, disability or death, the grantee's options or SARs or both generally will remain exercisable for three months after termination to the extent that they were exercisable at termination, but will not be exercisable after the scheduled expiration date of the award; and (ii) if a grantee's employment terminates by reason of disability, the grantee's options or SARs or both generally will remain exercisable for one year after termination to the extent that they were exercisable at termination, but will not be exercisable after the scheduled expiration date of the award. If a grantee's employment terminates for any reason, the Company generally will have the right to require forfeiture of restricted shares in exchange for any amount paid by the grantee for such shares.

     Unless sooner terminated by the Board of Directors, the authority to grant awards under the Plan will terminate on the tenth anniversary of its adoption. All awards made under the Plan prior to its termination will remain in effect until they are satisfied or terminated. The Board of Directors may, without stockholder approval, suspend, discontinue, revise or amend the Plan at any time or from time to time; provided, however, that stockholder approval must be obtained for any amendment for which such approval is required by Rule 16-3 promulgated under the Exchange Act, to the extent that the Board of Directors believes it is appropriate to qualify under Rule 16b-3. The Stock Option Committee may make certain amendments to outstanding awards, including any amendments that change or waive the Plan provisions applicable at employment termination.

     The grant of an option or SAR will create no tax consequences for the grantee or the Company. A grantee will not have taxable income upon exercising an ISO (except that the alternative minimum tax may apply) and the Company will receive no deduction at that time. Upon exercising an option other than an ISO, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the stock acquired on the date of exercise, and, upon exercising an SAR, the participant must generally recognize ordinary income equal to the cash (or the fair market value of the stock) received. In each case, the Company will be entitled to a deduction equal to the amount recognized as ordinary income by the grantee. An award of restricted shares of Common Stock will not result in taxable income to the grantee or in a tax deduction for the Company until such time as the shares are no longer subject to forfeiture (unless the grantee elects an earlier date). At that time, the grantee generally will recognize ordinary income equal to the fair market value of the shares less any amount paid for them, and the Company generally will be entitled to a tax deduction in the same amount. Dividends paid on forfeitable restricted shares are treated as compensation for federal income tax purposes.

     A grantee's disposition of shares acquired under the Plan generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares (or the exercise price of the option in the case of shares acquired by exercise of an ISO and held until a date at least two years after grant and one year after exercise). Generally, there will be no tax consequences to the Company in connection with a disposition of shares acquired under an option or other award, except that the Company will be entitled to a deduction (and the grantee will recognize ordinary taxable income) if shares acquired upon exercise of an ISO are disposed of before the applicable ISO holding periods have been satisfied.

     Section 162(m) to the Code generally disallows a public company's tax deduction for compensation to the chief executive officer or any of the four other most highly compensated executive officers in excess of $1 million in any tax year. Compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. The Company expects that options granted with an exercise price at least equal to 100% of fair market value of the underlying stock at the date of grant, and any restricted stock award conditioned upon achievement of performance goals, will qualify as such "performance-based compensation," although other awards under the Plan may not so qualify. However, there can be no assurance that any awards under the Plan will qualify as "performance-based compensation" that is fully deductible by the Company under Section 162(m) of the Code.

     The Plan also provides for automatic option grants to directors who are not otherwise employed by the Company or its subsidiaries. See "-- Director Compensation."

     The Stock Option Committee has granted pursuant to the Plan options to purchase an aggregate of 385,000 shares of Common Stock to executive officers of the Company in the amounts and on the terms described below:

                                                                 NUMBER OF SHARES      EXERCISE PRICE
             NAME OF OFFICER              DATE OF GRANT         COVERED BY OPTIONS       PER SHARE
    ---------------------------------  --------------------     ------------------     --------------
    Mr. Ferran.......................  February 9, 1996               250,000              $ 7.50
    Mr. Davis........................  February 9, 1996                50,000                7.50
    Mr. Widynowski...................  February 9, 1996                45,000                7.50
    Mr. Koons........................  September 30, 1996              30,000                8.25
    Mr. Merchant.....................  February 9, 1996                10,000                7.50

Each of the options vests in cumulative installments of one-third of the number of shares subject thereto on each of the first three anniversaries of the grant date and expires on the tenth anniversary of the date of grant. In addition, the Stock Option Committee granted pursuant to the Plan options to purchase an aggregate of 179,350 shares of Common Stock to other key employees of the Company at prices ranging from $7.375 to $12.3125 per share. Each of these options vests in cumulative installments of one-fourth of the number of shares subject thereto on each of the first four anniversaries of the grant date and expires in 2006.

     On April 26, 1996 the Stock Option Committee granted nonqualified options to each of Messrs. Friedman, Davis and Widynowski to purchase 75,000 shares of Common Stock. These options, which were not granted under the Plan, have an exercise price of $12.3125 per share, were granted on the same terms and conditions as are provided for in the Plan, vest in cumulative installments of 18,750 shares on each of the first four anniversaries of the date of grant and expire ten years after the date of grant.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of Common Stock as of November 15, 1996, and after giving effect to this Offering, by: (i) all persons known to the Company to be the beneficial owner of 5% or more of the outstanding Common Stock; (ii) each director; (iii) each executive officer; and (iv) all officers and directors of the Company as a group.

                                                             COMMON STOCK
                                                          BENEFICIALLY OWNED          COMMON STOCK
                                                           PRIOR TO OFFERING       BENEFICIALLY OWNED
                                                         ---------------------       AFTER OFFERING
                                                          NUMBER                   ------------------
                         NAME                            OF SHARES     PERCENT          PERCENT
  ---------------------------------------------------    ---------     -------     ------------------
  Joel Friedman(1)...................................      438,159        5.8%             4.0%
    599 Lexington Avenue
    New York, New York 10022
  Richard D. Davis(2)................................       13,588         *                *
  Wayne P. Widynowski(3).............................           --         --               --
  Luis H. Ferran(4)..................................    1,150,916       15.1             10.4
    Rio Churubusco 522
    El Retono 09440
    Mexico, D.F.
  Ronald L. Koons(5).................................           --         --               --
  G.C.L. Kemp(6).....................................       45,829         *                *
  Charles O. Merchant(7).............................       13,588         *                *
  Ralph M. Bahna(8)..................................        5,802         *                *
  Douglas W. Brandrup(8).............................       10,000         *                *
  Arthur D. Emil(8)..................................        5,789         *                *
  P. Dennis O'Brien(8)...............................        5,000         *                *
  Robert P. Andrews(8)...............................      113,859        1.5              1.0
  Emir L. Tavella(8).................................           --         --               --
  John D. White, Jr..................................      160,342        2.1              1.5
  All officers and directors as a group
    (14 persons)(1)(2)(3)(4)(5)(6)(7)(8).............    1,962,872       25.8             17.7

---------------

 *  Less than 1%.

(1) Includes an aggregate of 109,540 shares of Common Stock, of which (a) 21,908 shares are owned by Friedman Enterprises, (b) 43,816 shares are owned by Mr. Friedman's wife, in which shares Mr. Friedman disclaims any beneficial ownership, and (c) 21,908 shares are owned by each of Mr. Friedman's two adult children, in which shares Mr. Friedman disclaims any beneficial ownership. Excludes 75,000 shares of Common Stock issuable upon exercise of a stock option that was not granted under the Plan (see
    "Management -- Long-Term Incentive Compensation Plan").

(2) Excludes 50,000 shares of Common Stock issuable upon exercise of a stock option granted under the Plan and 75,000 shares of Common Stock issuable upon exercise of a stock option that was not granted under the Plan (see "Management -- Long-Term Incentive Compensation Plan").

(3) Excludes 45,000 shares of Common Stock issuable upon exercise of a stock option granted under the Plan and 75,000 shares of Common Stock issuable upon exercise of a stock option that was not granted under the Plan (see "Management -- Long-Term Incentive Compensation Plan").

(4) Excludes (a) 15,235 shares of Common Stock owned by Mr. Ferran's wife, all of which shares are held in trust by a Mexican bank for her benefit, and in which shares Mr. Ferran disclaims any beneficial ownership; and (b) 250,000 shares of Common Stock issuable upon exercise of a stock option granted under the Plan (see "Management -- Long-Term Incentive Compensation Plan"). Includes 57,394 shares of Common Stock, all of which shares are held in trust by a Mexican bank for Mr. Ferran's benefit.

(5) Excludes 30,000 shares of Common Stock issuable upon exercise of a stock option granted under the Plan (see "Management -- Long-Term Incentive Compensation Plan").

(6) Includes 8,705 shares of Common Stock owned by Mr. Kemp's wife.

(7) Excludes 10,000 shares of Common Stock issuable upon exercise of a stock option granted under the Plan (see "Management -- Long-Term Incentive Compensation Plan").

(8) Excludes 10,000 shares of Common Stock issuable upon exercise of a stock option granted under the Plan and 6,667 shares of Common Stock issuable upon the exercise of a stock option not granted under the Plan (see "Management -- Director Compensation").

                              CERTAIN TRANSACTIONS

     Simultaneously with the consummation of the Initial Public Offering, 3-D Geophysical acquired in separate transactions, in exchange for cash, notes and shares of Common Stock, the Operating Subsidiaries and PIASA, as described below. Of the approximately $28.7 million of net proceeds to the Company from the Initial Public Offering, (i) approximately $13.8 million was used to pay the cash portion of the purchase price to certain former stockholders of the Operating Subsidiaries and PIASA; and (ii) approximately $5.9 million was used to repay indebtedness of the Operating Subsidiaries, including approximately $1.9 million of indebtedness that was guaranteed by or was owed to certain former stockholders of the Operating Subsidiaries. In addition, the former stockholders of the Operating Subsidiaries and PIASA received an aggregate of 1,599,319 shares of Common Stock having a market value, based on the price to the public in the Initial Public Offering of $7.50 per share, of approximately $12.0 million in the aggregate.

     Under a stock purchase agreement (the "Geoevaluaciones Stock Purchase Agreement"), 3-D Geophysical purchased from Mr. Ferran, his wife, his father-in-law and his mother-in-law (collectively, the "Former Geoevaluaciones Stockholders") all of the issued and outstanding shares of capital stock of Geoevaluaciones. In connection with this acquisition, 3-D Geophysical entered into a separate non-competition agreement with each of the Former Geoevaluaciones Stockholders (collectively, the "Geoevaluaciones Non-Competition Agreement"). The Geoevaluaciones Stock Purchase Agreement and the Geoevaluaciones Non-Competition Agreement were entered into on the basis of arm's-length negotiations among the Former Geoevaluaciones Stockholders and, on behalf of 3-D Geophysical, Messrs. Friedman and White. Neither 3-D Geophysical nor the Former Geoevaluaciones Stockholders obtained an appraisal of Geoevaluaciones or such non-competition covenants in connection with this transaction; at September 30, 1995, the net book value of Geoevaluaciones was approximately $2.1 million. Pursuant to the Geoevaluaciones Stock Purchase Agreement, 3-D Geophysical paid to the Former Geoevaluaciones Stockholders: (i) $2.45 million in cash at closing; and (ii) $1.0 million by delivery at closing of four promissory notes, payable in installments at six, 12, 18 and 24 months after the closing in the following aggregate amounts (which amounts include interest at 8% per annum): $290,000, $280,000, $270,000 and $260,000, respectively. Pursuant to the Geoevaluaciones Non-Competition Agreement, 3-D Geophysical paid to the Former Geoevaluaciones Stockholders: (i) 100,000 shares of Common Stock that was issued at closing to trusts with Mexican banks for the benefit of the Former Geoevaluaciones Stockholders, and is to be released February 9, 1998; and (ii) $1.9 million, reduced by the amount of any liabilities Geoevaluaciones had not disclosed to the Company and by any amount paid by Geoevaluaciones to settle or otherwise in connection with Geoevaluaciones' dispute with a supplier (see "Business -- Legal Proceedings"), such portion of the consideration consisting of (a) $1.0 million in cash that was deposited at the closing in a bank account, and which, subject to any such reduction, may be disbursed only upon the approval of (1) either Mr. Ferran or another Former Geoevaluaciones Stockholder, and (2) either Mr. Friedman or Mr. White; and (b) 117,647 shares of Common Stock that were delivered at closing to trusts with Mexican banks for the benefit of the Former Geoevaluaciones Stockholders, and which may not be released until June 30, 1997 and then only upon the approval of a designated representative of the Former Geoevaluaciones Stockholders and Mr. Friedman. Mr. Ferran entered into an employment agreement with the Company and serves as Executive Vice President -- Latin American Operations, President of Geoevaluaciones and a Director of the Company. In addition, Mr. Ferran may receive, pursuant to the Geoevaluaciones Non-Competition Agreement, as described above, up to a maximum of 57,394 of the shares of Common Stock payable to the Former Geoevaluaciones Stockholders. Of the amounts paid by the Company to the Former Geoevaluaciones Stockholders, Mr. Ferran received, as described above, $645,167 in cash, a note in the principal amount of $263,333, with interest of 8% per annum thereon payable over two years, and will receive up to $263,334 in cash that may not be released until June 30, 1997 (see "Management -- Employment Agreements; Non-Competition Agreements" and "Security Ownership of Management and Principal Stockholders").

     Under a stock purchase agreement, 3-D Geophysical purchased from Robert P. Andrews, Luis H. Ferran and five other stockholders of PIASA all of the issued and outstanding shares of capital stock of PIASA for approximately $300,000, consisting of $60,000 in cash and approximately 28,235 shares of Common Stock. The stock purchase agreement with the former stockholders of PIASA was entered into on the basis of arm's-length negotiations among Mr. Andrews, the President and Chairman of the Board of PIASA, and Mr. Ferran, a director and Secretary of PIASA, on behalf of the former stockholders of PIASA, and Messrs. Friedman and White, on behalf of 3-D Geophysical. Neither 3-D Geophysical nor PIASA obtained an appraisal of PIASA in connection with this transaction; at September 30, 1995, the net book value of PIASA was approximately $288,000. Mr. Ferran received 9,176 shares of Common Stock and $19,500 in connection with the sale of PIASA, and Mr. Andrews received 10,588 shares of Common Stock and $22,500 in connection with the sale of PIASA.

     Although the acquisitions of Geoevaluaciones and PIASA were made on an arm's-length basis, Mr. Ferran was the holder of 77% of the outstanding shares of Common Stock prior to the acquisitions and for accounting purposes the acquisitions of Geoevaluaciones and PIASA have been treated as a recapitalization of Geoevaluaciones and PIASA with Geoevaluaciones (combined with PIASA) as the acquiror of 3-D Geophysical.

     Under an asset purchase agreement between Northern's predecessor ("Old Northern") and 3-D Geophysical, 3-D Geophysical purchased substantially all of Old Northern's assets related to its land-based seismic data acquisition business. Neither 3-D Geophysical nor Old Northern obtained an appraisal of the assets of Old Northern to be acquired by 3-D Geophysical in connection with this transaction; at September 30, 1995, the net book value of such assets was approximately $2.0 million. Such asset purchase agreement was the result of arm's-length negotiations among representatives of 3-D Geophysical and representatives of Old Northern. The aggregate consideration paid by the Company was $10.9 million in cash. Wayne P. Widynowski, the Vice President of Marketing of Old Northern, entered into an employment agreement with the Company and serves as Executive Vice President and Chief Operating Officer of the Company and as President of Northern (see "Management -- Employment Agreements; Non-Competition Agreements," and "Security Ownership of Management and Principal Stockholders").

     Under a merger agreement among Paragon, 3-D Geophysical and a subsidiary of 3-D Geophysical, Paragon merged with the subsidiary with Paragon being the surviving entity (the "Paragon Merger"). Mr. Friedman, two other individuals and members of their respective immediate families (the "Former Paragon Stockholders") each owned one-third of the issued and outstanding capital stock of Paragon. In August 1994, Paragon purchased all of the net assets of Paragon Geophysical, Inc., an Ohio corporation, for $1.1 million in cash and, in addition, assumed long-term liabilities of $1.9 million. To finance the purchase, Paragon borrowed $1.1 million from a commercial bank that was guaranteed by the Former Paragon Stockholders and the Former Paragon Stockholders contributed approximately $150,000 in cash. The Former Paragon Stockholders received approximately 1,314,261 shares of Common Stock in connection with the Paragon Merger. In addition, the Company assumed an aggregate of $4.8 million of Paragon's debt, of which $1.7 million had been personally guaranteed by Mr. Friedman and certain other Former Paragon Stockholders. All of this debt was repaid upon consummation of the Initial Public Offering with a portion of the net proceeds therefrom. The terms of the Paragon Merger were not determined through arm's-length negotiations and may have been significantly greater than would have resulted from arm's-length negotiations. The Company did not obtain an appraisal of Paragon in connection with the Paragon Merger; at September 30, 1995, the net book value of Paragon was negative by approximately $496,000. Mr. Friedman, who, prior to the Paragon Merger, was the President and Chief Executive Officer of 3-D Geophysical and Chairman of the Board and Chief Executive Officer of Paragon, together with members of his family, owns a total of 438,159 shares of Common Stock as a result of the Paragon Merger. Mr. White, who, prior to the Paragon Merger, was acting Chief Financial Officer of Paragon, served as Executive Vice President, Chief Financial Officer, Secretary, Treasurer and a Director of 3-D Geophysical until September 30, 1996 and currently serves as a Director of and financial advisor to the Company. Mr. Merchant, who serves as Vice President of the Company and President of Paragon, owns 13,588 shares of Common Stock as a founder of 3-D Geophysical. In connection with the Paragon Merger, Messrs. Friedman, White and Merchant entered into employment agreements. Mr. White entered into a termination agreement with the Company following his resignation in September 1996 (see "Management -- Employment Agreements; Non-Competition Agreements," "Security Ownership of Management and Principal Stockholders" and "Certain Transactions").

     Under a stock purchase agreement among G.C.L. Kemp and his wife (the "Former Kemp Stockholders") and 3-D Geophysical (the "Kemp Stock Purchase Agreement"), 3-D Geophysical purchased all of the issued and outstanding shares of capital stock of Kemp. The Kemp Stock Purchase Agreement was entered into on the basis of arm's-length negotiations among G.C.L. Kemp, on behalf of the Former Kemp Stockholders, and Messrs. Friedman and White, on behalf of 3-D Geophysical, and the consideration payable to the Former Kemp Stockholders thereunder represents the value the Former Kemp Stockholders deemed appropriate for their business. Neither the Company nor the Former Kemp Stockholders obtained an appraisal of Kemp in connection with this transaction; at September 30, 1995 the net book value of Kemp was $422,000. The aggregate consideration paid by the Company to the Former Kemp Stockholders, as modified by amendments in June 1996, was approximately $919,000, consisting of $625,000 in cash and $294,000 paid by delivery of 39,176 shares of Common Stock. In addition, the Company assumed and repaid approximately $152,000 in debt owed by Kemp, of which $135,000 was guaranteed by Mr. Kemp. In addition, the Company assumed $50,000 of debt owed by Kemp to Mr. Kemp, of which $25,000 was forgiven by Mr. Kemp in June 1996. Mr. Kemp entered into an employment agreement pursuant to which he serves as a Vice President of the Company. Mr. Davis entered into an employment agreement with the Company, pursuant to which he serves as President, Chief Executive Officer and a Director of the Company. Mr. Davis was appointed as President of Kemp by the Board of Directors in June 1996.

     In connection with its formation in March 1995, 3-D Geophysical issued 1,400,681 shares of Common Stock to the founding stockholders, including 1,084,346 shares to Mr. Ferran, 160,342 shares to Mr. White, 103,271 shares to Mr. Andrews, 13,588 shares to each of Messrs. Davis and Merchant, 8,153 shares to Mr. Kemp and 4,620 shares to each of Messrs. Bahna and Brandrup. The amounts paid by each of these stockholders for the foregoing shares are as follows: Mr. Ferran -- $399; Mr. White -- $59; Mr. Andrews -- $38; Messrs. Davis and
Merchant -- $5; Mr. Kemp -- $3; Messrs. Bahna and Brandrup -- $1.70. The founding stockholders (including the individuals named in the preceding sentence) paid an aggregate of $515 for the foregoing shares. Based on the price to the public in the Initial Public Offering of $7.50 per share, such number of shares owned by the founding stockholders had a market value immediately following the consummation of the Initial Public Offering of $8.1 million in the case of Mr. Ferran, $1.2 million in the case of Mr. White, $775,000 in the case of Mr. Andrews, $102,000 in the case of each of Messrs. Davis and Merchant, $61,000 in the case of Mr. Kemp and $35,000 in the case of each of Messrs. Bahna and Brandrup.

     Mr. Andrews is the sole stockholder of The Andrews Group International, Inc. ("Andrews Group") which, through its Mexican affiliate, A.G.I. Mexicana, S.A. de C.V. (collectively, the "Andrews Companies"), acts as the exclusive representative for several companies in Mexico, including Input/Output and Landmark Graphics Corporation. Geoevaluaciones and PIASA purchase goods and services from A.G.I. Mexicana and during the nine months ended September 30, 1996 such purchases totalled approximately $464,000. In addition, as of September 30, 1996 PIASA owed A.G.I. Mexicana $115,000 for goods and services purchased prior to the Initial Public Offering. The Company also leases approximately 1,000 channels of 3-D seismic data acquisition equipment and geophones from Andrews Group under two separate six-month lease agreements with automatic monthly renewals thereafter that provide for deposits of approximately

$293,000 and $77,000, respectively, and for monthly payments of approximately $110,000 and $29,000, respectively. The leases provide the Company with options to purchase the equipment for approximately $2,445,000 and $642,000, respectively, subject to offsets of 80% of the rental payments during the six months ending March 1, 1997 and a 10% discount if the options are exercised during such period. The Company intends to use a portion of the proceeds of this Offering to purchase the equipment (see "Use of Proceeds" and "Business -- Customers and Contracts"). The Company anticipates that it will continue to purchase goods and services from the Andrews Companies. The Company believes that the past transactions with the Andrews Companies have been, and that any future transactions with the Andrews Companies will be, on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

     The Company agreed to pay to a consulting company owned by Mr. White $250,000 for financial advisory and other consulting services in connection with the structuring, negotiation and consummation of the acquisitions of the Operating Subsidiaries and PIASA, of which $125,000 was paid upon the consummation of the Initial Public Offering and $125,000 is payable on January 3, 1997. In connection with Mr. White's resignation as an executive officer of the Company and the termination of his employment agreement on October 1, 1996, the Company agreed to pay Mr. White $200,000 in January 1997 plus $5,000 per month through December 31, 1998, the expiration date of the employment agreement, to provide him with office space in the Company's New York City facility through December 31, 1997, provided he does not serve as an officer of a competitor of the Company during that period, and to provide him with certain insurance benefits through December 31, 1998. In exchange therefor, Mr. White has agreed to render financial and advisory services to the Company in connection with this Offering and the proposed acquisition of J.R.S. Exploration.

     The Company leases space in New York City at an annual base rental of $165,000 to provide offices for Messrs. Friedman and White. Mr. Friedman has agreed to reimburse the Company for any amounts under the lease that are payable with respect to space that is not utilized by the Company and which have not been paid by sub-lessees (see "Business -- Properties").

     In the future, transactions with affiliates of the Company are anticipated to be minimal. Any such transaction will be approved by a majority of the Board of Directors, including a majority of the disinterested members of the Board of Directors, and will be made on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

                          DESCRIPTION OF CAPITAL STOCK

     3-D Geophysical's Certificate of Incorporation provides for authorized capital stock of 25,000,000 shares of Common Stock, par value $.01 per share, of which 11,100,000 shares will be issued and outstanding upon completion of this Offering, and 1,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), of which no shares will be outstanding upon completion of this Offering.

COMMON STOCK

     As of the date hereof, 7,600,000 shares of Common Stock are issued and outstanding. All of the issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in this Offering, will be, validly issued, fully paid and nonassessable.

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, and, except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock (as defined below), the holders of shares of Common Stock exclusively possess all voting power.

     The Certificate of Incorporation and By-laws provide that the Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible (see "Management -- Directors and Executive Officers").

     Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock is not convertible or redeemable and there are no sinking fund provisions therefor. Holders of the Common Stock are not entitled to any preemptive rights.

     As of November 15, 1996, there were 73 holders of record of Common Stock.

PREFERRED STOCK

     The Board of Directors of the Company, without any action by the stockholders of the Company, is authorized to issue up to 1,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See "-- Certain Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, By-laws and Delaware General Corporation Law."

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE GENERAL CORPORATION LAW

     The Certificate of Incorporation and By-laws contain a number of provisions that could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The description of such provisions set forth below is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Certificate of Incorporation and the By-laws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Classified Board of Directors; Removal of Directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether a majority of the Company's stockholders believes that such a change would be desirable.

     The Certificate of Incorporation provides that directors of the Company may only be removed for cause by the affirmative vote of the holders of 80% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors (the "Voting Stock").

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of the Common Stock by purchasers whose objective is to take control of the Company and remove a majority of the Board of Directors, and thus could tend to reduce the likelihood of fluctuations in the market price of the Common Stock that might result from accumulations of large blocks for such purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     Preferred Stock. The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions, if any, on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the stockholders of such series, which may include the right of such stockholders to vote separately as a class on any matter.

     The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     No Stockholder Action by Written Consent; Special Meetings. The Certificate of Incorporation provides that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and prohibit stockholder action by written consent in lieu of a meeting. The Certificate of Incorporation and the By-laws provide that special meetings of stockholders can be called only upon a written request stating the purpose of such meeting delivered to the Chairman of the Board, the President or the Secretary, and signed by a majority of the Board of Directors or by resolution of the Board or the Executive Committee thereof. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     The provisions of the Certificate of Incorporation and the By-laws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal, including a stockholder proposal that a majority of the stockholders believes to be in the best interest of the Company, until the next annual meeting unless a special meeting is called at the request of a majority of the Board of Directors or by resolution of the Board or the Executive Committee thereof. These provisions would also prevent the holders of a majority of the Voting Stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Board by calling a special meeting of stockholders prior to the time a majority of the Board believes such consideration to be appropriate.

     Amendment of Certain Provisions of the Certificate of Incorporation and By-laws. Under the Delaware General Corporation Law (the "DGCL"), the stockholders have the right to adopt, amend or repeal the By-laws and, with the approval of the Board of Directors, the Certificate of Incorporation. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the Certificate of Incorporation or By-laws, is required to amend provisions of the Certificate of

Incorporation or By-laws relating to: (i) the prohibition of stockholder action without a meeting; (ii) the prohibition of stockholders calling a special meeting; (iii) the number, election and term of the Company's directors; or (iv) the removal of directors. The vote of the holders of a majority of the voting power of the then outstanding shares of Voting Stock is required to amend all other provisions of the Certificate of Incorporation. The Certificate of Incorporation further provides that the By-laws may be amended by the Board of Directors or by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class. These super-majority voting requirements will have the effect of making more difficult any amendment by stockholders of the By-laws or of any of the provisions of the Certificate of Incorporation described above, even if a majority of the Company's stockholders believes that such amendment would be in their best interests.

     Anti-Takeover Legislation. Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and at an annual or special meeting of stockholders by the affirmative vote of a least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the DGCL provides that, except as specified, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. The provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation and By-laws each contain a provision that eliminates, to the extent currently allowed under the DGCL, the personal monetary liability of a director to the Company and its stockholders for breach of his fiduciary duty of care as a director. If a director were to breach the duty of care in performing his duties as a director, neither the Company nor its stockholders could recover monetary damages from the director, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of the Board of Directors' action, this remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, such stockholder would have no effective remedy against the directors. Liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase or redemption of the Company's stock under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation further provides that in the event the DGCL is amended to allow the further elimination or limitation of the liability of directors, then the liability of the Company's directors shall be limited to the fullest extent permitted by the amended DGCL. The DGCL permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The By-laws provide indemnification to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     The DGCL further permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests. However, no such person will be indemnified as to matters for which he is found to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, indemnification is ordered by a court. The Certificate of Incorporation and By-laws provide indemnification of the Company's directors and officers to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     Delaware corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company intends to obtain a directors' and officers' liability insurance policy prior to the closing of this Offering.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Securities Transfer, Incorporated.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 11,100,000 shares of Common Stock. The 3,500,000 shares to be sold in this Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be, and the 4,600,000 shares sold in the Initial Public Offering are, freely tradeable in the public market without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144. The remaining 3,000,000 outstanding shares of Common Stock (the "Restricted Shares") which were issued in connection with the formation of 3-D Geophysical and the acquisitions of the Operating Subsidiaries and PIASA are deemed to be "restricted securities" within the meaning of Rule 144 and may be publicly resold only if registered under the Securities Act or sold in accordance with an eligible exemption from registration, such as Rule 144. Of the Restricted Shares, 1,400,681 shares will be eligible for resale in the public market commencing in March 1997 and 1,599,319 shares will be eligible in February 1998, subject in each case to certain volume and other restrictions under Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate of the Company, who beneficially owns "restricted securities" acquired from the Company or an affiliate of the Company at least two years prior to the sale is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (111,000 shares based on the number of shares outstanding immediately after completion of this Offering, assuming no exercise of the Underwriters' over-allotment option), and (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the SEC, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied. Under Rule 144(k), a person who has not been an affiliate of the Company for a period of three months preceding a sale of securities by him, and who beneficially owns such "restricted securities" acquired from the Company or an affiliate of the Company at least three years prior to such sale, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or requirements as to the availability of current public information concerning the Company. Shares held by persons who are deemed to be affiliates of the Company, including any shares acquired by affiliates in this Offering, are subject to such volume limitations, manner of sale provisions, notification requirements and requirements as to availability of current public information concerning the Company, regardless of how long the shares have been owned or how they were acquired, and, in addition, the sale of any "restricted securities" beneficially owned by affiliates is subject to the two-year holding period requirement. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

     The Company and its officers and directors have agreed that for a period of 120 days from the date of this Prospectus they will not without the prior written consent of Smith Barney Inc. (i) sell, offer to sell, solicit an offer to buy, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, or (ii) grant any options or warrants to purchase shares of Common Stock (other than the grant of options under the Plan and Common Stock issuable upon the exercise of options granted under the Plan or otherwise to officers, directors and other key employees of the Company).

     The Company has outstanding options to purchase an aggregate of 889,352 shares of Common Stock (see "Management -- Director Compensation" and "Management -- Long-Term Incentive Compensation Plan"), of which options to purchase approximately 215,000 shares become exercisable in February 1997 (approximately 40,000 of which are subject to stockholder approval at the next annual meeting of stockholders), options to purchase approximately 70,000 shares become exercisable in April 1997, options to purchase 4,450 shares become exercisable in August 1997 and options to purchase 10,000 shares become exercisable in September 1997. The Company intends to register under the Securities Act the shares issuable upon exercise of options granted under the Plan and otherwise and, upon such registration, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to the volume limitations and other restrictions of Rule 144.

     No prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Underwriting."

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such
Underwriter:

                                               NUMBER
                UNDERWRITER                   OF SHARES
--------------------------------------------  ---------
Smith Barney Inc............................   853,500
Rauscher Pierce Refsnes, Inc. ..............   853,250
Simmons & Company International.............   853,250
Credit Suisse First Boston Corporation......    65,000
Dain Bosworth Incorporated..................    35,000
Dean Witter Reynolds Inc. ..................    65,000
Dominick & Dominick, Incorporated...........    35,000
Donaldson, Lufkin & Jenrette
   Securities Corporation...................    65,000
Fahnestock & Co. Inc. ......................    35,000
Gaines, Berland Inc. .......................    35,000
Hanifen & Imhoff Inc. ......................    35,000
Huntleigh Securities Corporation............    35,000

                                               NUMBER
                UNDERWRITER                   OF SHARES
--------------------------------------------  ---------
Ladenburg Thalmann & Co. Inc. ..............    35,000
Lehman Brothers Inc. .......................    65,000
McDonald & Company Securities, Inc. ........    35,000
Morgan Stanley & Co. Incorporated...........    65,000
Oppenheimer & Co., Inc. ....................    65,000
PaineWebber Incorporated....................    65,000
Principal Financial Securities, Inc. .......    35,000
The Robinson-Humphrey Company, Inc. ........    35,000
Salomon Brothers Inc .......................    65,000
Scott & Stringfellow, Inc. .................    35,000
Wm. Smith Securities, Incorporated..........    35,000
                                             ---------
        Total............................... 3,500,000
                                             =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International are acting as representatives (collectively, the "Representatives"), propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares of Common Stock to certain dealers at a price which represents a concession not in excess of $.26 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     By letter agreement dated November 14, 1996, the Company engaged Rauscher Pierce Refsnes, Inc. ("Rauscher Pierce"), one of the Representatives, to act as its exclusive financial advisor in connection with the Company's proposed acquisition of J.R.S. Exploration. Pursuant to the letter agreement, the Company has agreed to pay Rauscher Pierce a $100,000 transaction fee upon the closing of the acquisition and to reimburse Rauscher Pierce for up to $15,000 for out-of-pocket expenses incurred in connection with such services.

     The Company and its officers and directors have agreed that for a period of 120 days from the date of this Prospectus they will not without the prior written consent of Smith Barney Inc. (i) sell, offer to sell, solicit an offer to buy, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, or (ii) grant any options or warrants to purchase shares of Common Stock (other than the grant of options under the Plan and Common Stock issuable upon the exercise of options granted under the Plan or otherwise to officers, directors and other key employees of the Company).

     Certain of the Underwriters and selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities reported on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for 3-D Geophysical by Kramer, Levin, Naftalis & Frankel, New York, New York. Arthur D. Emil, who is of counsel to that firm, is a Director of 3-D Geophysical, has been granted ten-year options to purchase an aggregate of 16,667 shares of Common Stock and owns 5,789 shares of Common Stock (see "Management -- Directors and Executive Officers" and "Management -- Director Compensation"). Certain legal matters for the Underwriters will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of 3-D Geophysical as of December 31, 1995 and 1994, for the nine months in the period ended September 30, 1995, for the three years in the period ended December 31, 1995, and the financial statements of Northern (Land-Based Seismic Data Operations) and Paragon as of December 31, 1994 and September 30, 1995 and for the two years in the period ended December 31, 1994 and the nine-month period ended September 30, 1995, included in this Prospectus, have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of J.R.S. Exploration at November 30, 1995 and the statements of operations and retained earnings and changes in financial position for the year then ended, included in this Prospectus, have been included herein in reliance on the reports of Garrett Power, Chartered Accountants, given on the authority of that firm as experts in Canadian accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. The Registration Statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices or public reference facilities of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. For further information pertaining to the Company and to the shares of Common Stock offered hereby, reference is made to the Registration Statement including the exhibits and schedules thereto. The SEC also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the SEC.

                                    GLOSSARY

     Certain words and terms commonly used in the seismic business which are used throughout this Prospectus are defined below.

     "2-D SEISMIC" Seismic data representing a vertical plane of subsurface information.

     "3-D SEISMIC" Seismic data representing a cube of subsurface information that can be sliced into numerous planes offering different views of the target.

     "ACOUSTIC WAVE" A sonic wave travelling through the earth's subsurface induced by a release of energy, normally dynamite or vibroseis.

     "ACQUISITION SYSTEM" The electronic field instruments and associated equipment required for seismic acquisition.

     "CHANNEL" The electrical path from a geophone to a remote signal conditioner over which data captured by the geophone is transmitted to the remote signal conditioner.

     "CHANNEL BOX" A remote data collection unit which receives seismic data from a multi-conductor cable attached to the geophones.

     "DFS-V(TM)" Traditional seismic acquisition systems for land applications manufactured by Texas Instruments, Inc.

     "DISTRIBUTED SYSTEM" A seismic acquisition system in which received signals are transmitted to remote signal conditioners, where they are amplified, filtered and digitized before transmission to a central recording unit.

     "ENERGY SOURCE" Typically a small charge of dynamite or a mechanically produced vibration.

     "GEOPHONES" Electro-magnetic coils placed on the earth's surface to receive the acoustic waves reflected by subsurface geological layers.

     "I/O SYSTEM TWO(R)" Technologically advanced, distributed seismic acquisition systems for land applications manufactured by Input/Output, Inc.

     "REMOTE SIGNAL CONDITIONER" Electronic device that converts the analog signals captured by a geophone into a digital signal and transmits the converted signal to a central electronic processing unit.

     "SEISMIC PROCESSING SYSTEM" The computer hardware and software required to convert seismic records to seismic cross-sections.

     "SEISMIC RECORD" Seismic data received from one release of energy.

     "SEISMIC CROSS-SECTION" A graphic representation of processed seismic records representing subsurface structural and stratigraphic features.

     "VIBROSEIS" An energy source whereby the acoustic waves are mechanically produced by machinery that vibrates on the earth's surface.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
3-D GEOPHYSICAL, INC. AND SUBSIDIARIES:
  Pro Forma Consolidated Financial Statements.........................................   F-2
  Pro Forma Consolidated Balance Sheet................................................   F-4
  Pro Forma Consolidated Statement of Operations for the year ended December 31,
     1995.............................................................................   F-5
  Pro Forma Consolidated Statement of Operations for the nine months ended September
     30, 1995.........................................................................   F-6
  Pro Forma Consolidated Statement of Operations for the nine months ended September
     30, 1996.........................................................................   F-7
  Notes to Pro Forma Consolidated Financial Statements................................   F-8
3-D GEOPHYSICAL, INC. AND SUBSIDIARIES:
  Report of Independent Accountants...................................................  F-11
  Consolidated Balance Sheet..........................................................  F-12
  Consolidated Statement of Operations................................................  F-13
  Consolidated Statement of Stockholders' Equity......................................  F-14
  Consolidated Statement of Cash Flows................................................  F-15
  Notes to Consolidated Financial Statements..........................................  F-16
NORTHERN GEOPHYSICAL OF AMERICA, INC. (LAND-BASED SEISMIC DATA OPERATIONS):
  Report of Independent Accountants...................................................  F-26
  Balance Sheet.......................................................................  F-27
  Statement of Operations.............................................................  F-28
  Statement of Changes in Net Equity..................................................  F-29
  Statement of Cash Flows.............................................................  F-30
  Notes to Financial Statements.......................................................  F-31
PARAGON GEOPHYSICAL, INC.:
  Report of Independent Accountants...................................................  F-37
  Balance Sheet.......................................................................  F-38
  Statement of Operations.............................................................  F-39
  Statement of Stockholders' Deficit..................................................  F-40
  Statement of Cash Flows.............................................................  F-41
  Notes to Financial Statements.......................................................  F-42
J.R.S. EXPLORATION COMPANY LIMITED:
  Auditors' Report....................................................................  F-47
  Balance Sheet.......................................................................  F-48
  Statement of Operations and Retained Earnings.......................................  F-49
  Statement of Changes in Financial Position..........................................  F-50
  Notes to Financial Statements.......................................................  F-51

                             3-D GEOPHYSICAL, INC.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following pro forma consolidated financial statements of 3-D Geophysical, Inc. (the "Company") include the pro forma consolidated balance sheet as of September 30, 1996 and the pro forma consolidated statement of operations for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996.

     On February 9, 1996, simultaneously with the consummation of the Company's Initial Public Offering (the "Initial Public Offering"), the Company acquired in separate transactions, in exchange for cash, notes and shares of Common Stock, Geoevaluaciones, PIASA, Northern's land-based seismic data operations, Paragon and Kemp. See "Certain Transactions." For accounting purposes, the acquisitions of Geoevaluaciones and PIASA were treated as a recapitalization of Geoevaluaciones and PIASA with Geoevaluaciones (combined with PIASA) as the acquiror and predecessor of 3-D Geophysical. Accordingly, the combined net assets of Geoevaluaciones and PIASA were valued at historical cost and the consideration given to the former stockholders of Geoevaluaciones and PIASA was treated for accounting purposes as a dividend. The acquisitions of Northern's land-based seismic data operations, Paragon and Kemp (the "U.S. Operating Subsidiaries") were treated as business combinations accounted for by the purchase method of accounting as prescribed by Accounting Principles Board Opinion No. 16 and Staff Accounting Bulletin No. 48 (as applied prior to the issuance of SAB 97) and are included within the Company's historical consolidated statement of operations commencing February 9, 1996. The acquisition of Paragon's common stock in exchange for shares of Common Stock was accounted for at Paragon's historical cost. Northern's land-based seismic data operations and Kemp were valued at the fair market value of consideration given. In connection with the acquisitions of Northern's land-based seismic data operations and Kemp, the excess of consideration given over the fair market value of net assets is being amortized on a straight-line basis over 15 years.

     On December 10, 1996, the Company entered into a stock purchase agreement pursuant to which it agreed to purchase J.R.S. Exploration Company Limited ("J.R.S. Exploration") (see "Business -- Proposed Acquisition of J.R.S. Exploration"). The consummation of the acquisition is subject to customary conditions. The proposed acquisition of J.R.S. Exploration and certain related equipment is being treated as a probable business combination which will be accounted for by the purchase method of accounting as prescribed by Accounting Principles Board Opinion No. 16. The excess of consideration being offered over the fair market value of the net assets acquired is recorded in the following pro forma consolidated financial statements as goodwill and is being amortized on a straight-line basis over 15 years.

     The pro forma consolidated balance sheet as of September 30, 1996 gives effect to the acquisition of J.R.S. Exploration and certain related equipment as if such transaction had occurred on September 30, 1996. The pro forma consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 assume the Company had completed the recapitalization, the acquisition of the U.S. Operating Subsidiaries, the Initial Public Offering and the acquisition of J.R.S. Exploration and certain related equipment on January 1, 1995.

     The pro forma consolidated financial statements have been derived from: (i) the audited statement of operations of Geoevaluaciones (as predecessor of the Company) for the year ended December 31, 1995 appearing elsewhere in this Prospectus; (ii) the unaudited interim consolidated financial statements of the Company as of and for the nine months ended September 30, 1996 and 1995 appearing elsewhere in this Prospectus; (iii) the audited statements of operations for Northern's land-based seismic data operations and Paragon for the nine months ended September 30, 1995 are included elsewhere in this Prospectus;
(iv) the unaudited statement of operations of Kemp for the nine months ended September 30, 1995 and for the year ended December 31, 1995 not included in this Prospectus; (v) the unaudited statement of operations of Northern's land-based seismic data operations and Paragon for the year ended December 31, 1995 appearing elsewhere in this Prospectus; (vi) the unaudited interim statements of operations of Northern's land-based seismic data operations, Paragon and Kemp for the period from January 1, 1996 through February 8, 1996 not included in this Prospectus; and (vii) the U.S. dollar financial statements of J.R.S. Exploration as of and for the nine months ended August 31, 1996, for the year ended November 30, 1995 and the nine months ended August 31, 1995 not included in this Prospectus. The Canadian dollar J.R.S. Exploration financial statements, appearing elsewhere in this Prospectus, have been translated into U.S. dollars using the current rate method (i.e., assets and liabilities were translated at the August 31, 1996 exchange rate and revenues and expenses have been translated at the appropriate average exchange rate for the period). The translation is not included in this Prospectus. The J.R.S. Exploration financial statements include all adjustments necessary to conform to U.S. Generally Accepted Accounting Principles ("GAAP"). The principal difference between U.S. and Canadian GAAP is accounting for income taxes. This difference, as it relates to J.R.S. Exploration, does not produce a material difference and therefore no adjustment has been made.

     The following sets forth the rates (in U.S. dollars) used to translate the J.R.S. Exploration financial statements.

                                                                   CLOSING RATE     AVERAGE RATE
                                                                   ------------     ------------
    Nine Months Ended August 31, 1995............................      .7446            .7237
    Year Ended November 30, 1995.................................      .7362            .7279
    Nine Months Ended August 31, 1996............................      .7289            .7310

     These pro forma consolidated statements of operations may not be indicative of actual results that would have been achieved if the transactions had occurred on the dates indicated or the results which may be realized in the future.

                             3-D GEOPHYSICAL, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                                                J.R.S.
                                                                U.S. $
                                                      3-D        U.S.       PRO FORMA
                                                  GEOPHYSICAL   G.A.A.P.  ADJUSTMENTS(A)     PRO FORMA
                                                  -----------   -------   --------------     ---------
                     ASSETS
Current assets:
  Cash and cash equivalents......................   $ 1,206     $  409       $ (2,665)(i)     $(1,050)
  Accounts receivable:
     Trade.......................................    17,478        916             --          18,394
     Other.......................................       259         --             --             259
Notes receivable.................................        --         49             --              49
Deferred income tax asset........................        68         --             --              68
Prepaid expenses and other assets................     1,912         35            (49)(ii)      1,898
                                                    -------     -------       -------         -------
          Total current assets...................    20,923      1,409         (2,714)         19,618
Property and equipment, net......................    26,931      3,322            124(iii)     30,377
Goodwill.........................................     5,850         --          2,641(iv)       8,491
Other assets.....................................       692         24            (24)(ii)        692
                                                    -------     -------       -------         -------
          Total assets...........................   $54,396     $4,755       $     27         $59,178
                                                    =======     =======       =======         =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and
     capital
     leases......................................   $ 6,517     $1,422       $                $ 7,939
  Accounts payable...............................     9,035        301             --           9,336
  Accrued liabilities............................     1,536         --             --           1,536
  Deferred revenue...............................       418         --             --             418
  Income taxes payable...........................       568        137             --             705
                                                    -------     -------       -------         -------
          Total current liabilities..............    18,074      1,860                         19,934
Long-term debt and capital leases................     8,682        146                          8,828
Deferred income tax liability....................       653        222             --             875
Stockholder's equity
  Preferred stock................................        --         --             --              --
  Common stock...................................        76         --              3(v)           79
  Additional paid-in capital.....................    28,173         --          2,551(vi)      30,724
  Retained earnings..............................     1,934      2,623         (2,623)(vii)     1,934
  Cumulative foreign currency translation
     adjustments.................................    (3,196)       (96 )           96(vii)     (3,196)
                                                    -------     -------       -------         -------
Total stockholders' equity.......................    26,987      2,527             27          29,541
                                                    -------     -------       -------         -------
          Total liabilities and stockholders'
            equity...............................   $54,396     $4,755       $     27         $59,178
                                                    =======     =======       =======         =======

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

                             3-D GEOPHYSICAL, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          RECAPITALIZED
                               3-D     U.S. OPERATING SUBSIDIARIES
                           GEOPHYSICAL ---------------------------    PRO FORMA     PRO    J.R.S. U.S.$  PRO FORMA     ADJUSTED
                               (AA)     NORTHERN  PARAGON   KEMP     ADJUSTMENTS   FORMA   U.S. G.A.A.P. ADJUSTMENTS   PRO FORMA
                          ------------- --------  -------  -------   -----------  -------  ------------- -----------   ---------
Net revenues................  $ 9,825   $19,903   $4,695   $ 3,605   $ (193)(II)  $37,835    $ 8,061       $ --         $45,896
Expenses:
  Cost of data acquisition..    5,968    16,465    3,897     2,794     (193)(II)   28,931      5,841         (52)(EE)    34,720
  Depreciation and
   amortization.............      662     1,755      566       238      422 (CC)    3,431      1,435         211 (DD)     5,077
                                                                       (212)(GG)
  General and administrative
   expenses.................    1,038     1,458      464       838      500 (JJ)    4,298        599         --           4,897
                              -------   -------   ------    ------     ----       -------      -----       -----        -------
      Total operating
       expenses.............    7,668    19,678    4,927     3,870      517        36,660      7,875         159         44,694
Operating income (loss).....    2,157       225     (232)     (265)    (710)        1,175        186        (159)         1,202
Other income (expense):
  Interest expense..........     (803)     (265)    (393)      (88)     425 (FF)   (1,124)      (303)        --          (1,427)
  Foreign currency
    transaction losses......     (120)       --       --       --       --           (120)       --          --            (120)
  Miscellaneous.............      503       (67)     (30)        9      --            415         55         --             470
                              -------   -------   ------    ------     ----       -------      -----       -----        -------
Income (loss) before
  provision for income
  taxes......................   1,737      (107)    (655)     (344)    (285)          346        (62)       (159)           125
Provision (benefit)
  for income taxes...........     130       (40)     --        --      (447)(HH)     (357)       (47)        (56)(HH)      (460)
                              -------   -------   ------    ------     ----       -------      -----       -----        -------
      Net income (loss)...... $ 1,607   $   (67)  $ (655)  $  (344)    $162       $   703      $ (15)      $(103)       $   585
                              =======   =======   ======    ======     ====       =======      =====       =====        =======
     Earnings per share......                                                     $  0.11                               $  0.08
                                                                                  =======                               =======
      Number of shares.......                                                       6,232 (KK)                            6,907(KK)

   The accompanying notes are an integral part of the pro forma consolidated financial statements.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  RECAPITALIZED
                                       3-D        U.S. OPERATING SUBSIDIARIES
                                   GEOPHYSICAL    ---------------------------    PRO FORMA
                                      (AA)        NORTHERN   PARAGON    KEMP    ADJUSTMENTS
                                  -------------   --------   -------   ------   -----------
Net revenues......................     $7,157     $12,734    $3,910    $1,868      $  --
Expenses:
  Cost of data acquisition........      3,759      10,715     3,146     1,443         --
  Depreciation and amortization...        531       1,350       423       104        317(CC)
                                                                                    (195)(GG)
  General and administrative
    expenses......................        833         957       296       632        375(JJ)
                                       ------     -------    ------    ------      -----
        Total operating expenses..      5,123      13,022     3,865     2,179        497
Operating income (loss)...........      2,034        (288)       45      (311)      (497)
Other income (expense):
  Interest expense................       (562)       (204)     (294)      (11)       319(FF)
  Foreign currency transaction
    losses........................        (83)         --        --        --         --
  Miscellaneous...................         38        (100)       (6)       --         --
                                       ------     -------    ------    ------      -----
Income (loss) before provision
  for income taxes................      1,427        (592)     (255)     (322)      (178)
Provision (benefit) for income
  taxes...........................         81        (219)       --        --       (252)(HH)
                                       ------     -------    ------    ------      -----
        Net income (loss).........     $1,346     $  (373)   $ (255)   $ (322)     $  74
                                       ======     =======    ======    ======      =====
        Earnings per share........

        Number of shares..........

                                         PRO     J.R.S. U.S.$     PRO FORMA       ADJUSTED
                                        FORMA    U.S. G.A.A.P.   ADJUSTMENTS      PRO FORMA
                                       -------   -------------   -----------      ---------
Net revenues.........................  $25,669       $6,800         $  --          $32,469
Expenses:
  Cost of data acquisition...........   19,063        4,627           (45)(EE)      23,645
  Depreciation and amortization......    2,530        1,070           158(DD)        3,758

  General and administrative
    expenses.........................    3,093          448            --            3,541
                                        ------       ------         -----          -------
        Total operating expenses.....   24,686        6,145           113           30,944
Operating income (loss)..............      983          655          (113)           1,525
Other income (expense):
  Interest expense...................     (752)        (219)           --             (971)
  Foreign currency transaction
    losses...........................      (83)          --            --              (83)
  Miscellaneous......................      (68)          42            --              (26)
                                        ------       ------         -----          -------
Income (loss) before provision
  for income taxes...................       80          478          (113)             445
Provision (benefit) for income
  taxes..............................     (390)         176           (40)(HH)        (254)
                                        ------       ------         -----          -------
        Net income (loss)............   $  470       $  302         $ (73)         $   699
                                        ======       ======         =====          =======
        Earnings per share...........   $ 0.08                                     $  0.10
                                        ======                                     =======
        Number of shares.............    6,232(KK)                                   6,907(KK)

   The accompanying notes are an integral part of this pro forma consolidated financial statements.

                             3-D GEOPHYSICAL, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                U.S. OPERATING
                                                                SUBSIDIARIES(BB)
                                                 3-D       --------------------------     PRO FORMA         PRO
                                             GEOPHYSICAL   NORTHERN   PARAGON   KEMP     ADJUSTMENTS       FORMA
                                             -----------   --------   -------   -----    -----------      -------
Net revenues...........................         $36,151     $2,768     $ 285    $ 770        $--          $39,974
Expenses:

  Cost of data acquisition.............          26,563      2,442       263      814         --           30,082
  Depreciation and amortization........           2,788        178        49       74        (21)(CC)       3,068
  General and administrative
   expenses............................           3,907        154        49      162         --            4,272
                                                -------     ------     -----    -----        ---          -------
Total operating expenses...............          33,258      2,774       361    1,050        (21)          37,422
Operating income (loss)................           2,893         (6)      (76)    (280)        21            2,552
Other income (expense):
  Interest expense.....................            (668)       (15)      (38)     (34)        45 (FF)        (710)
  Foreign currency transaction gains...               8         --        --       --         --                8
  Miscellaneous........................             437         --        --       --         --              437
                                                -------     ------     -----    -----        ---          -------
Income (loss) before provision
  for income taxes.....................           2,670        (21)     (114)    (314)        66            2,287
Provision (benefit) for income taxes...             645         (7)      (40)    (110)        23 (HH)         511
                                                -------     ------     -----    -----        ---          -------
Income (loss) before extraordinary
  item.................................         $ 2,025     $  (14)    $ (74)   $(204)       $43          $ 1,776
                                                =======     ======     =====    =====        ===          =======
      Earnings per share before
         extraordinary item............                                                                   $  0.28
                                                                                                          =======
      Number of shares.................                                                                     6,232 (KK)






                                             J.R.S. U.S.$      PRO FORMA       ADJUSTED
                                             U.S. G.A.A.P.    ADJUSTMENTS      PRO FORMA
                                             -------------    -----------      ---------
Net revenues...........................         $ 6,515          $  --          $46,489
Expenses:
  Cost of data acquisition ............           4,356            (60)(EE)      34,378
  Depreciation and amortization........           1,107            158 (DD)       4,333
  General and administrative
    expenses...........................             507             --            4,779
                                                -------          -----          -------
Total operating expenses...............           5,970             98           43,490
Operating income (loss)................             545            (98)           2,999
Other income (expense):
  Interest expense.....................            (144)            --             (854)
  Foreign currency transaction gains...              --             --                8
  Miscellaneous........................              14             --              451
                                                -------          -----          -------
Income (loss) before provision
  for income taxes.....................             415            (98)           2,604
Provision (benefit) for income taxes...             153            (34)(HH)         630
                                                -------          -----          -------
Income (loss) before extraordinary
  item.................................         $   262          $ (64)         $ 1,974
                                                =======          =====          =======
      Earnings per share before
         extraordinary item............                                         $  0.29
                                                                                =======
      Number of shares.................                                           6,907 (KK)

   The accompanying notes are an integral part of this pro forma consolidated financial statements.

                             3-D GEOPHYSICAL, INC.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

     The accompanying pro forma consolidated balance sheet as of September 30, 1996 gives effect to the acquisition of J.R.S. Exploration and certain related equipment of Siegfried & Siegfried Resource Consultants, Ltd. as if such transaction had occurred on September 30, 1996. See "Business -- Proposed Acquisition of J.R.S. Exploration."

     (A) Adjustments to reflect the acquisition of J.R.S. Exploration for approximately C$6,850,000, comprised of C$3,500,000 in cash and C$3,350,000 in Common Stock valued at $8.00 per share (305,688 shares). An exchange rate of $.73 to C$1.00 is utilized in the translation of these amounts. In addition, adjustments reflect the acquisition of certain related equipment through the acquisition of Siegfried & Siegfried Resource Consultants, Ltd. for C$150,000 in cash and C$150,000 in Common Stock valued at $8.00 per share (13,688 shares). The accompanying pro forma consolidated balance sheet assumes that the Company will assume the debt of J.R.S. Exploration. Specific adjustments are as follows:

     (i) Cash consideration for the purchase of J.R.S. Exploration and Siegfried & Siegfried Resource Consultants, Ltd.
     (ii) Reflects the elimination of a current receivable and long term receivable included in other assets in the accompanying pro forma balance sheet due from Siegfried & Siegfried Resource Consultants, Ltd. totalling C$100,000 (approximately $73,000) that is eliminated upon the acquisition of Siegfried & Siegfried Resource Consultants, Ltd.
     (iii) Estimated fair market value of recording assets acquired through the acquisition of Siegfried & Siegfried Resource Consultants, Ltd.
     (iv) Associated goodwill generated through the acquisition of J.R.S. Exploration and Siegfried & Siegfried Resource Consultants, Ltd. calculated as follows:

                                                                  $CANADIAN      $U.S.
                                                                  ---------     -------
                                                                     (IN THOUSANDS)
          Total Purchase Price of J.R.S. Exploration..........     $ 6,850      $ 5,000
          Total Purchase Price of Siegfried & Siegfried
            Ltd...............................................         300          219
          Receivable eliminated through acquisition of
            Siegfried & Siegfried Ltd.........................         100           73
                                                                   -------      -------
            Total Purchase Price..............................     $ 7,250      $ 5,292
          Fair market value of underlying net assets and
            liabilities of J.R.S. Exploration.................       3,462        2,527
          Estimated fair market value of Siegfried & Siegfried
            Resource Consultants, Ltd. assets.................         170          124
                                                                   -------      -------
                                                                   $ 3,632      $ 2,651
          Goodwill............................................     $ 3,618      $ 2,641

     (v) Par value of shares issued ($.01 per share).
     (vi) Additional paid-in capital.
     (vii) Purchase price adjustments eliminating existing retained earnings and translation adjustments at J.R.S. Exploration.

     The consummation of the acquisition is subject to customary conditions, including the negotiation and execution of mutually satisfactory definitive documentation and the completion of a satisfactory due diligence review by the Company.

2. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

     The accompanying pro forma consolidated statements of operations assume that the Company had completed the recapitalization, the acquisition of the U.S. Operating Subsidiaries, the Initial Public Offering and the acquisition of J.R.S. Exploration and certain related equipment of Siegfried & Siegfried Resource Consultants, Ltd. on January 1, 1995.

     (AA) As discussed in "Selected Historical and Pro Forma Financial and Operating Data," the acquisitions of Geoevaluaciones and PIASA were treated as a recapitalization of Geoevaluaciones and PIASA with Geoevaluaciones (combined with PIASA) deemed to be the acquiror and predecessor of 3-D Geophysical.

     (BB) To record the results of operations of the U.S. Operating Subsidiaries for the period from January 1, 1996 through February 8, 1996.

     (CC) To record the amortization of goodwill associated with the U.S. Operating Subsidiaries over 15 years, and the depreciation associated with the step-up in basis of the U.S. Operating Subsidiaries:

                                                                  NINE MONTHS           NINE MONTHS
                                             YEAR ENDED              ENDED                 ENDED
                                          DECEMBER 31, 1995    SEPTEMBER 30, 1995    SEPTEMBER 30, 1996
                                          -----------------    ------------------    ------------------
    Northern............................        $ 387                 $290                  $(27)
    Kemp................................           35                   27                     6
                                                 ----                 ----                  ----
                                                $ 422                 $317                  $(21)
                                                 ====                 ====                  ====

     (DD) To record amortization of goodwill associated with J.R.S. Exploration and Siegfried & Siegfried Resource Consultants Ltd. over 15 years and incremental depreciation associated with the acquisition of the recording assets of Siegfried & Siegfried Resource Consultants Ltd.:

                                                                  NINE MONTHS           NINE MONTHS
                                             YEAR ENDED              ENDED                 ENDED
                                          DECEMBER 31, 1996    SEPTEMBER 30, 1995    SEPTEMBER 30, 1996
                                          -----------------    ------------------    ------------------
    Goodwill amortization...............        $ 176                 $132                  $132
    Depreciation associated with
      recording assets of Siegfried &
      Siegfried Resource Consultants
      Ltd...............................           35                   26                    26
                                                 ----                 ----                  ----
                                                $ 211                 $158                  $158
                                                 ====                 ====                  ====

     (EE) Elimination of rental expense paid by J.R.S. Exploration to Siegfried & Siegfried Resource Consultants Ltd.:

                                                                  NINE MONTHS           NINE MONTHS
                                             YEAR ENDED              ENDED                 ENDED
                                          DECEMBER 31, 1995    SEPTEMBER 30, 1995    SEPTEMBER 30, 1996
                                          -----------------    ------------------    ------------------
    Rental expense eliminated...........        $  52                 $ 45                  $ 60

     (FF) To reflect the elimination of interest expense related to debt that was extinguished from proceeds of the Initial Public Offering:

                                                                  NINE MONTHS           NINE MONTHS
                                             YEAR ENDED              ENDED                 ENDED
                                          DECEMBER 31, 1995    SEPTEMBER 30, 1995    SEPTEMBER 30, 1996
                                          -----------------    ------------------    ------------------
    Northern............................        $ 319                 $239                  $  7
    Paragon.............................          106                   80                    38
                                                 ----                 ----                   ---
                                                $ 425                 $319                  $ 45
                                                 ====                 ====                   ===

     (GG) To reduce Northern's depreciation to standardize depreciable life of 3-D data acquisition equipment with other U.S. Operating Subsidiaries.

     (HH) To reflect an incremental adjustment in income tax expenses as a result of items (CC)-(JJ), assuming a statutory tax rate of 35% in the U.S., Mexico and Canada and consolidated returns for U.S. federal income tax purposes and the benefits of the utilization of the pro forma net operating losses of the U.S. Operating Subsidiaries. Does not include the effects of potential limitations in the utilization of pro forma U.S. net operating losses.

     (II) To reflect the eliminations of intercompany accounts as of December 31, 1995:

        Elimination of Accounts Receivable:
          Geoevaluaciones-Kemp joint venture rental to Kemp.............      $169
          Geoevaluaciones services to Kemp..............................        24
                                                                              ----
                                                                              $193
                                                                              ====

     (JJ) To reflect additional general and administrative expenses associated with the establishment of the Company's corporate headquarters, public company expenses and increased marketing costs.

     (KK) The number of shares used in the pro forma earnings per share calculation is determined as follows:

    Shares Issued to 3-D Geophysical Stockholders.............................  1,400,681
    Shares Issued to Acquire Geoevaluaciones..................................    217,647
    Shares Issued to Acquire PIASA............................................     28,235
    Shares Issued to Acquire Paragon..........................................  1,314,261
    Shares Issued to Acquire Kemp.............................................     39,176
    Shares Issued to Fund Dividend to the former Stockholders of
      Geoevaluaciones and PIASA as Required by Securities and Exchange
      Commission Staff Accounting Bulletin No. 55.............................    601,333
    Shares Issued to Fund Northern Acquisition................................  1,174,667
    Shares Issued to Fund Cash Portion of Kemp Acquisition....................     83,333
    Share Issued to Fund Repayment of Purchased Companies' Debt...............    613,200
    Shares Issued to Fund Underwriting Discount and Offering Costs............    759,333
                                                                                ---------
    Pro forma shares outstanding..............................................  6,231,866
      Shares issued to acquire J.R.S. Exploration and certain related equipment of Seigfried & Seigfried Resource Consultants, Ltd. (See
         Note A)..............................................................    674,643
                                                                                ---------
    Adjusted pro forma shares outstanding.....................................  6,906,509
                                                                                =========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of 3-D Geophysical, Inc. and Subsidiaries:

     We have audited the accompanying combined balance sheet of 3-D Geophysical, Inc. and Subsidiaries, (the "Predecessor Company" as defined in Note 1) as of December 31, 1995 and 1994, and the related combined statements of operations, changes in stockholders' equity and cash flows for the nine months in the period ended September 30, 1995 and for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of 3-D Geophysical, Inc. and Subsidiaries (as defined in Note 1) as of December 31, 1995 and 1994 and the results of their operations and their cash flows for the nine months in the period ended September 30, 1995 and for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Mexico City, Mexico                         COOPERS & LYBRAND
May 1, 1996

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                          DECEMBER 31,
                                                  -----------------------------       SEPTEMBER 30,
                                                      1994             1995               1996
                                                  ------------     ------------      ---------------
                                                   PREDECESSOR      PREDECESSOR         SUCCESSOR
                                                  ------------     ------------      ---------------
                                                                                       (UNAUDITED)
Current assets:
  Cash..........................................   $   241,823      $   609,480         $1,205,999
  Accounts receivable:
     Trade, billed, net of the allowance for
       doubtful accounts of $0, $0, and $49,000
       as of December 31, 1994 and 1995 and
       September 30, 1996, respectively.........     2,326,635        1,786,364         13,348,763
     Trade, unbilled............................            --               --          4,129,020
     Other......................................        99,580          157,690            259,241
  Deferred income tax assets....................            --               --             68,254
  Prepaid expenses and other assets.............       304,884          238,730          1,912,609
                                                   -----------      -----------        -----------
          Total current assets..................     2,972,922        2,792,264         20,923,886
Goodwill, net of accumulated amortization of $0,
  $0, and $260,000 as of December 31, 1994 and
  1995 and September 30, 1996, respectively.....            --               --          5,849,850
Property and equipment, net.....................     3,460,008        1,746,044         26,930,988
Other assets....................................        14,769            9,610            691,144
                                                   -----------      -----------        -----------
          Total assets..........................   $ 6,447,699      $ 4,547,918        $54,395,868
                                                   ===========      ===========        ===========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital
     leases.....................................   $   621,997      $   181,744         $6,516,704
  Accounts payable..............................     2,137,719        1,003,511          9,035,351
  Accrued liabilities...........................       967,329        1,005,673          1,536,223
  Deferred revenue..............................            --               --            418,190
  Income taxes payable..........................        26,283               --            567,798
                                                   -----------      -----------        -----------
          Total current liabilities.............     3,753,328        2,190,928         18,074,266
Long-term debt and capital leases...............       309,000               --          8,682,423
Deferred income tax liability...................       752,409          530,250            652,842
Commitments and contingencies (Note 8)
Stockholders' equity:
  Preferred Stock, $.01 par value per share;
     1,000,000 shares authorized; none issued
     and outstanding............................            --               --                 --
  Common Stock, $.01 par value per share;
     25,000,000 shares authorized; 7,600,000
     shares issued and outstanding..............            --               --             76,000
  Common stock (predecessor company), 1,000
     pesos par value, 1,200 shares authorized,
     issued and outstanding; .50 pesos par
     value, 200 shares authorized, issued and
     outstanding................................       292,133          319,796                 --
  Additional paid-in capital....................            --               --         28,172,810
  Retained earnings.............................     3,457,670        4,362,577          1,933,981
  Cumulative foreign currency translation
     adjustments................................    (2,116,841)      (2,855,633)        (3,196,454)
                                                   -----------      -----------        -----------
          Total stockholders' equity............     1,632,962        1,826,740         26,986,337
                                                   -----------      -----------        -----------
          Total liabilities and stockholders'
            equity..............................   $ 6,447,699      $ 4,547,918        $54,395,868
                                                   ===========      ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                    FOR THE NINE MONTHS ENDED
                                          FOR THE YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                     ------------------------------------------     --------------------------
                                        1993            1994            1995           1995           1996
                                     -----------     -----------     ----------     ----------     -----------
                                     PREDECESSOR     PREDECESSOR     PREDECESSOR    PREDECESSOR     SUCCESSOR
                                     -----------     -----------     ----------     ----------     -----------
                                                                                                   (UNAUDITED)
Net revenues........................ $17,638,376     $17,660,155     $9,824,541     $7,157,449     $36,151,454
Expenses:
  Cost of data acquisition..........  13,146,011      11,003,937      5,967,924      3,759,415      26,562,539
  Depreciation and amortization.....     989,992       1,468,357        661,657        530,518       2,787,897
  General and administrative
     expenses.......................   1,280,335       1,814,000      1,037,658        833,443       3,906,740
                                     -----------     -----------     ----------     ----------     -----------
Operating income....................   2,222,038       3,373,861      2,157,302      2,034,073       2,894,278
Other income (expense):
  Interest income...................     151,504         164,598        264,648        157,061         368,558
  Interest expense..................  (1,031,902)       (466,463)      (803,149)      (561,823)       (668,211)
  Foreign currency transaction gains
     or (losses)....................      32,778         (92,118)      (119,722)       (82,950)          7,267
  Miscellaneous.....................     118,510         (76,816)       237,774       (119,225)         68,016
                                     -----------     -----------     ----------     ----------     -----------
Income before provision for income
  tax...............................   1,492,928       2,903,062      1,736,853      1,427,136       2,669,908
Provision for income tax............     417,815       1,000,402        130,044         81,255         645,101
                                     -----------     -----------     ----------     ----------     -----------
Income before extraordinary item....   1,075,113       1,902,660      1,606,809      1,345,881       2,024,807
Extraordinary item, net of tax
  expense of $36,000 (Note 9).......          --              --             --             --          57,000
                                     -----------     -----------     ----------     ----------     -----------
Net income.......................... $ 1,075,113     $ 1,902,660     $1,606,809     $1,345,881     $ 2,081,807
                                     ===========     ===========     ==========     ==========     ===========
Per share information:
Income before extraordinary item....                                                               $       .29
Extraordinary item, net of tax
  expense...........................                                                                       .01
                                                                                                   -----------
Net earnings........................                                                               $       .30
                                                                                                   ===========
Weighted average common shares
  outstanding.......................                                                                 6,926,795
                                                                                                   ===========

   The accompanying notes are an integral part of these financial statements.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                  CUMULATIVE
                                                                                   FOREIGN
                                                      ADDITIONAL                   CURRENCY
                                          COMMON       PAID-IN       RETAINED     TRANSLATION
                                           STOCK       CAPITAL       EARNINGS     ADJUSTMENTS     TOTAL
                                         ---------    ----------    ----------    ----------    ----------
Predecessor:
  Balance, January 1, 1993............   $  58,049            --    $  979,575    $  (54,287)   $  983,337
  Capital contribution................       4,502            --            --            --         4,502
  Dividend paid to shareholders.......          --            --      (270,096)           --      (270,096)
  Stock dividend issued to
     shareholders.....................     229,582            --      (229,582)           --            --
  Foreign currency translation
     adjustments......................          --            --            --        13,724        13,724
  Net income for the year.............          --            --     1,075,113            --     1,075,113
                                         ---------    -----------   -----------   -----------   -----------
Predecessor:
  Balance, December 31, 1993..........   $ 292,133            --    $1,555,010    $  (40,563)   $1,806,580
  Foreign currency translation
     adjustments......................          --            --            --    (2,076,278)   (2,076,278)
  Net income for the year.............          --            --     1,902,660            --     1,902,660
                                         ---------    -----------   -----------   -----------   -----------
Predecessor:
  Balance, December 31, 1994..........   $ 292,133            --    $3,457,670   $(2,116,841)   $1,632,962
  Foreign currency translation
     adjustments......................          --                          --      (738,792)     (738,792)
  Net income for the year.............          --            --     1,606,809            --     1,606,809
  Capital contribution................      27,663            --            --            --        27,663
  Dividend paid to shareholders.......          --            --      (701,902)           --      (701,902)
                                         ---------    -----------   -----------   -----------   -----------
Predecessor:
  Balance, December 31, 1995..........   $ 319,796            --    $4,362,577   $(2,855,633)   $1,826,740
Successor:
  Foreign currency translation
     adjustments (unaudited)..........          --            --            --      (340,821)     (340,821)
  Recapitalization of predecessor
     company (unaudited)..............    (303,330)      303,330            --            --            --
  Acquisition of Paragon
     (unaudited)......................      13,143    (1,033,442)                               (1,020,299)
  Acquisition of Kemp (unaudited).....         391       293,429                                   293,820
  Initial public offering of common
     stock net of underwriting
     discount and offering costs
     (unaudited)......................      46,000    28,609,493            --            --    28,655,493
  Dividend to predecessor company
     shareholders (unaudited).........          --            --    (4,510,403)           --    (4,510,403)
  Net income for the period
     (unaudited)......................          --            --     2,081,807            --     2,081,807
                                         ---------    -----------   -----------  -----------   -----------
  Balance, September 30, 1996
     (unaudited)......................   $  76,000   $28,172,810    $1,933,981   $(3,196,454)  $26,986,337
                                         =========   ===========    ==========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       FOR THE NINE MONTHS
                                         FOR THE YEARS ENDED DECEMBER 31,              ENDED SEPTEMBER 30,
                                     -----------------------------------------     ---------------------------
                                        1993           1994           1995            1995            1996
                                     -----------    -----------    -----------     -----------    ------------
                                     PREDECESSOR    PREDECESSOR    PREDECESSOR     PREDECESSOR       SUCCESSOR
                                     -----------    -----------    -----------     -----------    ------------
                                                                                                  (UNAUDITED)
Cash flows from operating
  activities:
  Net income........................ $ 1,075,113    $ 1,902,660    $ 1,606,809     $ 1,345,881    $  2,081,807
  Adjustments to reconcile net
     income to net cash provided by
     (used in) operating activities:
     Depreciation and
       amortization.................     989,992      1,468,357        661,657         530,518       2,787,897
     Gain on sale of fixed assets...          --             --       (350,430)             --         (87,442)
     Changes in operating assets and
       liabilities:
     Effect of change in exchange
       rate on operating assets and
       liabilities..................     108,854        (61,328)       197,319         148,863          20,748
     (Increase) decrease in
       receivables..................  (1,065,155)       368,591        504,363         637,411      (9,060,630)
     (Increase) decrease in other
       assets.......................     299,238        (56,098)        66,154         254,142      (1,517,583)
     Increase (decrease) in accounts
       payable......................      70,175        356,398     (1,156,410)       (970,241)      3,029,824
     Increase (decrease) in accrued
       liabilities..................     669,373       (484,815)        38,744        (234,280)       (405,879)
     Increase in deferred
       revenues.....................          --             --             --              --         418,190
     Provision for deferred
       income taxes.................       7,779        962,628        130,044        (404,186)         76,156
     Increase (decrease) in
       taxes payable................      43,729        (57,249)       (26,283)        276,565         567,798
                                     -----------    -----------    -----------     -----------    ------------
          Total adjustments.........   1,123,985      2,496,484         65,158         238,792      (4,170,921)
                                     -----------    -----------    -----------     -----------    ------------
          Net cash provided by (used
            in) operating
            activities..............   2,199,098      4,399,144      1,671,967       1,584,673      (2,089,114)
Cash flows from investing
  activities:
  Cash consideration paid to acquire
     Operating Subsidiaries and
     PIASA..........................          --             --             --              --     (10,328,000)
  Purchase of property and
     equipment, net.................    (714,601)    (3,262,335)      (146,776)       (123,229)    (12,269,880)
  Proceeds on sale of equipment.....          --             --        350,430              --         113,860
  Investment in securities..........     (31,959)            --             --              --              --
                                     -----------    -----------    -----------     -----------    ------------
          Net cash provided by (used
            in) investing
            activities..............    (746,560)    (3,262,335)       203,654        (123,229)    (22,484,020)
Cash flows from financing
  activities:
  Payment of dividends to owners of
     predecessor company............    (270,096)            --       (701,902)             --      (3,510,000)
  Proceeds from initial public
     offering, net of underwriting
     discounts......................          --             --             --              --      32,085,000
  Costs in connection with initial
     public offering................          --             --             --              --      (3,430,669)
  Cash paid to retire indebtedness
     of Operating Subsidiaries and
     PIASA..........................          --             --             --              --      (4,599,000)
  Net (payments on) borrowings under
     factor agreements..............   1,300,465     (1,314,965)      (206,782)       (206,782)
  Issuance of Common Stock of
     predecessor company............       4,502             --         27,663          27,663              --
  Cash proceeds from borrowings
     under notes payable and capital
     leases.........................          --             --             --              --      12,933,947
  Payments on borrowings and capital
     leases.........................  (1,097,450)      (742,972)      (542,471)       (483,825)     (8,316,835)
                                     -----------    -----------    -----------     -----------    ------------
          Net cash provided by (used
            in) financing
            activities..............     (62,579)    (2,057,937)    (1,423,492)       (662,944)     25,162,443
                                     -----------    -----------    -----------     -----------    ------------
Net increase (decrease) in cash.....   1,389,959       (921,128)       452,129         798,500         589,309
Cash at beginning of period.........     469,886      1,858,343        241,823         241,823         609,480
Effect of change in exchange rate on
  cash balance......................      (1,502)      (695,392)       (84,472)        (53,023)          7,210
                                     -----------    -----------    -----------     -----------    ------------
Cash at end of period............... $ 1,858,343    $   241,823    $   609,480     $   987,300    $  1,205,999
                                     ===========    ===========    ===========     ===========    ============

   The accompanying notes are an integral part of these financial statements.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     On February 9, 1996, 3-D Geophysical, Inc. ("Company") consummated an initial public offering (the "Initial Public Offering") and simultaneously acquired in separate transactions, in exchange for cash, notes and shares of Common Stock, Geoevaluaciones, S.A. de C.V. ("Geoevaluaciones"), certain assets and liabilities of the land-based seismic data operations of Northern Geophysical of America, Inc. ("Northern"), Paragon Geophysical, Inc. ("Paragon") and Kemp Geophysical Corporation ("Kemp") (collectively referred to as the "Operating Subsidiaries") and Procesos Interactivos Avanzados, S.A. de C.V. ("PIASA"),

     For accounting purposes the acquisitions of Geoevaluaciones and PIASA have been treated as a recapitalization of Geoevaluaciones and PIASA with Geoevaluaciones (combined with PIASA) deemed to be the acquiror of the Company and considered the predecessor company. For purposes of identification and description, the Company is referred to as the "Predecessor" for the period prior to the Initial Public Offering and the acquisition of the Operating Subsidiaries and PIASA as described below, the "Successor" for the period subsequent to the Initial Public Offering and the acquisition of the Purchased Companies and the "Company" for both periods.

     The acquisitions of Northern, Paragon and Kemp have been treated as business combinations accounted for by the purchase method of accounting as prescribed by Accounting Principles Board Opinion No. 16 and SEC Staff Accounting Bulletin No. 48. Northern and Kemp were valued at the fair market value of consideration given. In connection with the acquisitions of Northern and Kemp, the excess of consideration given over the fair market value of net assets acquired are being amortized on a straight-line basis over 15 years. The acquisition of Paragon's common stock in exchange for shares of the Company's Common Stock was accounted for at Paragon's historical costs. The accompanying consolidated financial statements include the accounts of Northern, Kemp and Paragon from February 9, 1996, the effective date of the acquisitions. As a result, the Company's statement of operations for the nine months ended September 30, 1996 is not comparable to the statement of operations for the nine months ended September 30, 1995, and the Company's balance sheet as of September 30, 1996 is not comparable to its balance sheet as of December 31, 1995.

     The consideration paid to the former owners of Northern, Kemp and Paragon and the allocation of such consideration to the acquired assets is as follows:

    Cash paid for the stock and assets of the Operating Subsidiaries and
      PIASA.................................................................  $10,328,000
    Debt payable to former owner of Northern................................   1,149,000
    Common Stock issued to the former owners of Kemp at the Initial Public
      Offering price of $7.50 per share.....................................     294,000
    Assumption of the liabilities in excess of assets of Paragon............  (1,020,000)
    Liabilities assumed:
    Bank overdraft..........................................................     162,000
    Accounts payable........................................................   4,984,000
    Accrued and other current liabilities...................................   1,130,000
    Debt assumed:
      Current...............................................................   8,007,000
      Non-current...........................................................   3,187,000
                                                                              -----------
    Amounts allocated to acquired assets....................................  $28,221,000
                                                                              ===========

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

1. ORGANIZATION AND BASIS OF PRESENTATION, CONTINUED
     Allocation of the purchase price to the acquired assets:

    Accounts receivable:
      Trade.................................................................. $6,575,000
      Other..................................................................    123,000
    Deferred income tax assets...............................................    108,000
    Prepaid expenses and other current assets................................    209,000
    Property and equipment................................................... 14,106,000
    Goodwill.................................................................  6,147,000
    Other assets.............................................................    953,000
                                                                              -----------
                                                                              $28,221,000
                                                                              ===========

UNAUDITED INTERIM FINANCIAL INFORMATION

     In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Successor as of September 30, 1996 and the results of the operations and cash flows for the nine-month periods ended September 30, 1995 and 1996 for the Predecessor and the Successor, respectively. The results of operations for all interim periods presented are not necessarily indicative of the results to be expected for the full year.

CONDENSED CONSOLIDATED PRO FORMA INFORMATION (UNAUDITED)

     The accompanying condensed consolidated pro forma information for the Company for the nine months ended September 30, 1995 and 1996 and for the year ended December 31, 1995 represents the operations of the Company as if the acquisitions of the Operating Subsidiaries and PIASA and the Company's Initial Public Offering had occurred on January 1, 1995.

                                                            YEAR ENDED         NINE MONTHS ENDED
                                                           DECEMBER 31,          SEPTEMBER 30,
                                                           ------------       -------------------
                                                               1995            1995        1996
                                                           ------------       -------     -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues.............................................    $ 37,835         $25,669     $39,974
                                                              =======         =======     =======
Net earnings.............................................    $    703         $   470     $ 1,776
                                                              =======         =======     =======
Earnings per share.......................................    $    .11         $   .08     $   .28
                                                              =======         =======     =======

     The pro forma results described above assume weighted average common shares outstanding of 6,232,000 shares.

     The condensed consolidated pro forma information is not necessarily indicative of the actual results that would have been achieved if the Initial Public Offering, recapitalization and acquisitions had occurred on the date indicated or which may be realized in the future.

2. INITIAL PUBLIC OFFERING OF COMMON STOCK

     On February 9, 1996, the Company completed the offering of 4,000,000 shares of Common Stock at a price to the public of $7.50 per share. Subsequently, on February 21, 1996, the underwriters exercised their overallotment option to purchase an additional 600,000 shares at a price to the public of $7.50 per share. The proceeds, net of the underwriters' discounts and the Company's offering costs, were approximately $28,654,000. Of those net proceeds, $3,510,000 was treated, for accounting purposes, as a dividend to the

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES
former stockholders of GEO and PIASA, approximately $10,328,000 was used to purchase Northern and all of the capital stock of Kemp, approximately $4,599,000 was used to retire certain indebtedness of the Operating Subsidiaries, $152,000 was used to retire capital leases and $1,149,000 was paid subsequent to the closing of the acquisitions as a purchase price adjustment for the purchase of the land-based seismic data operations of Northern. The Company recognized $57,000 of extraordinary gain, net of tax, from the retirement of a certain portion of this debt.

3. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     The Company generates revenue through performing seismic data acquisition. Revenues from seismic data services are recognized as the work progresses on the percentage of completion method.

     Net revenues for the nine months ended September 30, 1995 and 1996 included contractual revenue adjustments from the Mexican operations for which the related seismic data acquisition and geophysical services have been provided. These revenue adjustments are based on independent economic data, primarily the Mexican inflation rate as measured by the consumer price index. Certain of these revenue adjustments recognized for the nine months ended September 30, 1996, for which the Company has the contractual right to invoice, have not been invoiced pending final review by the Company's major customer in Mexico. The Company, historically, has not experienced difficulty in collecting these revenue adjustments and, accordingly, the Company has not recorded a valuation allowance against these amounts as of December 31, 1995 or September 30, 1996.

MAJOR CUSTOMER

     One customer, PEMEX, which is owned by the Mexican government, accounted for approximately 98% of the revenues of the Predecessor for the year ended December 31, 1995. As of December 31, 1994 and 1995, this customer accounted for approximately 100% and 99%, respectively, of the Predecessor's trade accounts receivable. As of September 30, 1996, two customers accounted for 29.1%, and 28.0% of the Successor's trade accounts receivable.

     During the nine months ended September 30, 1995, one customer accounted for 100% of net revenues of the Predecessor and during the nine months ended September 30, 1996, three customers accounted for 25.1%, 18.1% and 16.4% of the Successor's net revenues, respectively.

FOREIGN CURRENCY TRANSLATION

     The financial statements of the Predecessor and the operations of the Successor in Mexico use the Mexican peso as the functional currency. Assets and liabilities are translated into U.S. dollars at the prevailing exchange rate at the respective balance sheet date. The resulting translation adjustments are included in stockholders' equity. Income and expenses are translated at the average exchange rate during the respective reporting period. Gains and losses resulting from foreign currency transactions are included in income currently.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, adjusted for accumulated depreciation and amortization. Equipment held under capital leases is stated at the present value of future minimum lease payments at the inception of the leases. Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Equipment held under capital leases is amortized on the straight-line method over the estimated useful life of the assets or the terms of the lease.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable and notes payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of the obligation under capital lease approximates fair value because the lease agreements bear interest at variable rates which are adjusted monthly. The carrying amounts reported for long-term debt approximates fair value based on current replacement values.

ACCOUNTING FOR INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by using enacted tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period in which the tax rate change was enacted. The Company establishes a valuation allowance when it is more likely than not that a deferred tax asset will not be recovered.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. It also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of. Statement 121 establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 will be effective for fiscal years beginning after December 15, 1995. Management does not expect the impact of the adoption of Statement 121 to have a material adverse effect on the Successor's financial condition or results of operations.

     During the fourth quarter of 1995, "Statement of Financial Accounting Standards No. 123" (SFAS 123) was issued by the FASB. The Company will continue to account for future grants of Common Stock options using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" and will adopt the disclosure requirements of SFAS 123.

EARNINGS PER SHARE

     Earnings per share is computed using weighted average common shares outstanding for the period. The number of shares used in the earnings per share calculation for the nine months ended September 30, 1996 is determined as follows:

        Shares issued to 3-D stockholders giving effect to the 2,717.66 for 1 stock split...............................................  1,400,681
        Shares deemed to have been issued to fund cash portion of
          Geoevaluaciones dividend........................................    468,000
        Shares issued to acquire Operating Subsidiaries and PIASA.........  1,406,677
        Shares sold in the Initial Public Offering........................  3,515,401
        Common stock equivalents, principally common stock options........    136,036
                                                                            ---------
        Weighted average common shares outstanding........................  6,926,795
                                                                            =========

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on December 31, 1994 and 1995 for the combined financial statements, and September 30, 1996 for the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. A significant estimate in the preparation of the Company's financial statements is related to the percentage of revenue recognized based on the stage of completion of the Company's contracts. Actual results could differ from those estimates.

4. PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets consist of the following:


                                                       DECEMBER 31,             SEPTEMBER
                                                ---------------------------         30,
                                                   1994            1995            1996
                                                -----------     -----------     ----------
                                                PREDECESSOR     PREDECESSOR     SUCCESSOR
                                                -----------     -----------     ----------
                                                                                (UNAUDITED)
    Prepaid equipment rental.................   $       --      $       --      $  293,392
    Prepaid income tax.......................      235,805         153,434              --
    Prepaid mobilization cost................           --              --         756,464
    Prepaid insurance........................       26,965          28,097         659,132
    Other miscellaneous assets...............   $   42,114      $   57,199         203,621
                                                -----------     -----------     -----------
                                                $  304,884      $  238,730      $1,912,609
                                                ===========     ===========     ===========

5. PROPERTY AND EQUIPMENT, NET

     Equipment consists of the following:


                                                       DECEMBER 31,             SEPTEMBER
                                                ---------------------------        30,
                                                   1994            1995           1996
                                                -----------     -----------     ----------
                                                PREDECESSOR     PREDECESSOR      SUCCESSOR
                                                -----------     -----------     ----------
                                                                                 (UNAUDITED)
    Field equipment..........................   $3,580,676      $2,403,711      $25,812,570
    Transportation equipment.................    1,119,131         698,379       3,470,877
    Computer equipment.......................    1,146,548         352,221       1,099,632
    Office equipment, furniture and
      fixtures...............................       50,330          35,330         173,060
    Buildings and property...................           --              --         555,677
                                                -----------     -----------     -----------
                                                 5,896,685       3,489,641      31,111,816
    Less accumulated depreciation............   (2,436,677)     (1,743,597)     (4,180,828)
                                                -----------     -----------     -----------
    Property and equipment, net..............   $3,460,008      $1,746,044      $26,930,988
                                                ===========     ===========     ===========

6. ACCRUED LIABILITIES

     Accrued expenses consist of the following:

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1994          1995
                                                                   --------      ---------
                                                                         PREDECESSOR
                                                                   -----------------------
    Value added tax payable.....................................   $273,558      $ 328,094
    Accrued salaries, wages and payroll taxes...................    335,027        226,818
    Other accrued expenses......................................    358,744        450,761
                                                                   --------     ----------
                                                                   $967,329     $1,005,673
                                                                   =========    ==========



                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Notes payable consist of the following:

                                                          DECEMBER 31,
                                                     ----------------------      SEPTEMBER
                                                       1994          1995         30, 1996
                                                     --------      --------      ----------
                                                          PREDECESSOR            SUCCESSOR
                                                     ----------------------     (UNAUDITED)
    Notes payable to Mexican banks under accounts
      receivable factoring agreements bearing
      interest at 24.0%...........................   $206,782      $     --      $       --
    Note payable to First Interstate Bank of
      Texas, N.A., due in monthly installments
      through July 31, 1999 at a variable interest
      rate of 9.25% at September 30, 1996.........                               11,716,553
    Note payable to former shareholders of the
      Predecessor, due in semi-annual installments
      through February 9, 1998 at a fixed interest
      rate of 8.0%................................                                  750,000
    Note payable to Input/Output, due in monthly
      installments through October, 1996 at a
      fixed interest rate of 9.5%.................                                  249,955
    Capital lease obligations payable to Century
      Geophysical, due in monthly installments
      through May, 1997 at a fixed interest rate
      of 12.0%....................................                                   86,351
    Note payable to the Chubb Group of Insurance
      Companies, due in monthly installments
      through December 1, 1996 at a fixed interest
      rate of 9.0%................................                                   85,156
    Notes payable to LTI Wire Services, due in
      monthly installments through February, 1997
      at a fixed interest rate of 10.0%...........                                  196,963
    Capital lease obligations to Southwest Leasing
      Company, due in monthly installments through
      June, 2000 at fixed interest rates varying
      from 9.6% to 12.2%..........................                                  878,427
    Revolving Credit Loan with First Interstate
      Bank of Texas, N.A., at an interest rate of
      9.25% at September 30, 1996.................                                1,000,000
    Capital lease obligation to Softech Financial
      at a fixed interest rate of 9.4%............                                  149,184
    Capital lease obligation to Input/Output due
      in monthly installments through 1996 at a
      fixed interest rate of 10.0%................    309,000       181,744
    Capital lease obligations to various Mexican
      financial institutions due in monthly
      installments through 1995 at variable
      interest rates ranging from 18.0% to 20.0%
      at December 31, 1994........................    415,215
    Miscellaneous notes payable and capital lease
      obligations, interest payable from 5.9% to
      10.75%, due in monthly installments through
      January, 2000...............................                                  203,591
                                                     --------      --------     -----------
                                                     $930,997      $181,744     $15,316,180
                                                     ========      ========     ===========
    Current portion...............................   $621,997      $181,744     $ 6,593,625
    Less: Debt issuance costs allocated to current
      portion.....................................                                  (76,921)
                                                                                -----------
                                                                                $ 6,516,704
                                                                                ===========
    Non-current portion...........................   $309,000            --     $ 8,722,555
    Less: Debt issuance costs allocated to
      non-current portion.........................                                  (40,132)
                                                                                -----------
                                                                                $ 8,682,423
                                                                                ===========

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

     The total accounts receivable serving as collateral under the factoring agreements was approximately $260,000 at December 31, 1994. These invoices are all stated in Mexican pesos which amounted to 1,300,000 pesos at December 31, 1994.

     On May 31, 1996, the Company acquired seismic data acquisition equipment (the "Equipment") from the manufacturer thereof, Input/Output, Inc. for an aggregate of approximately $8.5 million in cash and refinanced certain conditional sales agreements with Input/Output, Inc. for an additional $4.5 million of equipment. A portion of the purchase price for the Equipment and the funds for the refinancing were paid from the proceeds of a $12 million borrowing under a $15 million term loan (the "Term Loan") from First Interstate Bank of Texas, N.A. (the "Bank") pursuant to a Loan Agreement between the Company and the Bank, dated as of May 29, 1996 (the "Loan Agreement"). The Term Loan is payable in substantially equal monthly installments through July 31, 1999, bears interest at an annual rate equal to the prime rate plus 1% (9.25% at September 30, 1996) and is secured by a lien on the Company's accounts, accounts receivable, equipment, machinery, fixtures, inventory, goods, chattel paper, documents, instruments, investment property, general intangibles, and other personal property, whether then owned or thereafter acquired, and all products and proceeds thereof, and by guarantees by certain of the Company's subsidiaries. The Loan Agreement also provides for a $3 million revolving credit loan (the "Revolving Credit Loan") which may be drawn down from time to time through May 29, 1997 in an amount of up to 70% of the Company's "Eligible Accounts" (as defined in the Loan Agreement). The rate of interest and the security for the Revolving Credit Loan are the same as those described above for the Term Loan. In addition to certain customary affirmative covenants, the Loan Agreement contains restrictions on the Company with respect to (i) incurring Debt (as defined), incurring or permitting to exist Liens (as defined) on its property, assets or revenues, (iii) declaring or paying any dividends or other distributions on its capital stock (or acquiring any of its capital stock), (iv) issuing capital stock, (v) entering into transactions with affiliates, (vi) disposing of assets, and (vii) certain other matters. The Loan Agreement also contains financial covenants with respect to minimum tangible net worth, the ratio of tangible net worth to net liabilities and the ratio of earnings to debt service.

8. COMMITMENTS AND CONTINGENCIES

     Geoevaluaciones has a dispute, and may be threatened with litigation, in connection with certain agreements it entered into with Capilano International Inc., a Canadian company ("Capilano"). The dispute concerns a certain Letter of Intent and a Technical Assistance Agreement, dated June 3, 1991 and June 1, 1992, respectively (the "Capilano Agreements"). Capilano stated in its 1994 Annual Report to Shareholders that it has had difficulty in collecting amounts owing from a Mexican company (presumably, Geoevaluaciones) to which Capilano supplied technical assistance and stated in its 1995 Annual Report that it had written down by approximately C$1.9 million accounts receivable in Mexico. Geoevaluaciones maintains that it is not obligated to compensate Capilano for certain services Geoevaluaciones believes were either inadequately provided or not provided at all by Capilano. Representatives of Capilano and Geoevaluaciones have had ongoing discussions since May 1996 in an effort to resolve this dispute. The Company currently is not able to estimate the effect, if any, on its results of operations and financial position which may result from the resolution of this matter. Therefore, the financial statements of the Company do not reflect any adjustments related to this matter. A portion of the amounts payable to the former stockholders of Geoevaluaciones in connection with the acquisition by 3-D Geophysical of the stock of Geoevaluaciones owned by such stockholders is held in escrow and available to pay amounts in settlement or otherwise in connection with the dispute with Capilano.

     The Predecessor rents office facilities under annual operating leases. Rent expense was $489,512, $302,140 and $298,900 for the years ended December 31, 1993, 1994 and 1995, respectively.

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

9. EXTRAORDINARY ITEM

     The Company recognized a $57,000 extraordinary item in the nine months ended September 30, 1996, net of tax expense of $36,000. The extraordinary item is due to a gain recognized on the early extinguishment of debt.

10. INCOME TAXES

     The classifications of the provision for income taxes is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                          1993            1994            1995
                                                       -----------     -----------     -----------
                                                       PREDECESSOR     PREDECESSOR     PREDECESSOR
                                                       -----------     -----------     -----------
    Current........................................     $ 410,036      $    37,774      $      --
    Deferred -- tax depreciation greater (less)
      than depreciation for financial reporting....         7,779          962,628        130,044
                                                       ----------      -----------      ---------
    Provision for income taxes.....................     $ 417,815      $ 1,000,402      $ 130,044
                                                       ==========      ===========      =========

     The difference between the statutory federal income tax rate of 34% on income before taxes and the Predecessors' reported provision for income taxes, is summarized as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                          1993            1994            1995
                                                       -----------     -----------     -----------
                                                       PREDECESSOR     PREDECESSOR     PREDECESSOR
                                                       -----------     -----------     -----------
    Tax expense at statutory rate..................     $ 507,596      $   987,041      $ 546,346
    Non-deductible profit sharing expense..........        62,325           65,166         42,500
    Net effects of inflation.......................      (152,106)         (51,805)      (458,802)
                                                       -----------     -----------      ---------
    Tax expense at actual rate.....................     $ 417,815      $ 1,000,402      $ 130,044
                                                       ==========      ===========      =========

     The deferred tax liability at December 31, 1993, 1994 and 1995 and September 30, 1996 (unaudited) is the result of differences between the financial statement carrying value and the tax basis of property and equipment.

     The effective income tax rates for the nine months ended September 30, 1995 and 1996 are 6% and 24%, respectively. The differences between the statutory federal income tax rate on income before provision for income taxes and extraordinary item, and the Company's effective income tax rate, result primarily from the tax benefits associated with inflation adjustments with respect to the operations of Geoevaluaciones and PIASA for the nine months ended September 30, 1995 and the anticipated change in the valuation allowance previously established with respect to net operating loss carryforwards and inflation adjustments in Mexico for the nine months ended September 30, 1996.

11. COMMON STOCK

     The Predecessor is required under Mexican law to establish a legal reserve equal to 5% of each company's earnings until such time as the reserve equals 20% of the minimum capital of the company. In 1993, Geoevaluaciones capitalized $229,582 of earnings.

     On February 9, 1996, the former stockholders of Geoevaluaciones (the "Former Geoevaluaciones Stockholders") sold all of the issued and outstanding shares of capital stock of Geoevaluaciones to the Company. Pursuant to the Geoevaluaciones stock purchase agreement, the aggregate consideration paid to the Former Geoevaluaciones Stockholders by the Company was: (i) $2.45 million paid in cash at closing; and (ii) $1.0 million paid by delivery at closing of four promissory notes, payable in installments at six, 12, 18 and 24 months after the closing in following aggregate amounts (which amounts include interest at 8% per

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

11. COMMON STOCK, CONTINUED

annum): $290,000, $280,000, $270,000 and $260,000, respectively. In connection with this acquisition, each of the Former Geoevaluaciones Stockholders entered into a separate non-competition agreement with the Company pursuant to which the Company paid to the Former Geoevaluaciones Stockholders: (i) 100,000 shares of Common Stock held in trusts with Mexican banks for the benefit of the Former Geoevaluaciones Stockholders, and to be released February 9, 1998; and (ii) $2.0 million, reduced by the amount of any liabilities Geoevaluaciones had not disclosed to 3-D and by any amount paid by Geoevaluaciones to settle or otherwise in connection with Geoevaluaciones' dispute with Capilano, such portion of the consideration consisting of (a) $1.0 million in cash deposited at the closing in a bank account, and which, subject to any such reduction, may be disbursed only upon the approval of certain individuals; and (b) 117,647 shares of Common Stock to be delivered at closing to trusts with Mexican banks for the benefit of the Former Geoevaluaciones Stockholders, and which may not be released until June 30, 1997 and then only upon the approval of certain individuals. Pursuant to such stock purchase agreement, the Company agreed to assume up to an aggregate of $600,000 of the obligations under any borrowings of Geoevaluaciones from a bank or other financial institution for working capital purposes.

     On February 6, 1996, the former stockholders of PIASA, pursuant to a stock purchase agreement dated November 7, 1995, sold all of the shares of capital stock of PIASA to the Company. The aggregate consideration paid by the Company was approximately $300,000, consisting of $60,000 in cash and approximately 28,235 shares of Common Stock.

     In October 1995, the Predecessor and Kemp Geophysical Corporation formed a joint venture to perform certain land-based seismic data acquisition activities. In November, the joint venture incurred debt (bearing interest at an annual rate of 10.75% payable over three years) of $3.9 million to acquire an I/O SYSTEM TWO(R) system. On July 1, 1996, the Company signed a dissolution agreement terminating the joint venture which provided for the assets to be transferred to Geoevaluacines. The debt was repaid in connection with the execution of the Credit Facility as discussed in Note 7.

12. SUPPLEMENTARY CASH FLOW INFORMATION

     The following supplementary cash flow transactions occurred for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                             1993           1994           1995
                                                          -----------    -----------    -----------
                                                          PREDECESSOR    PREDECESSOR    PREDECESSOR
                                                          -----------    -----------    -----------
    Interest paid........................................  $ 680,200      $ 449,950      $ 788,900
    Income taxes paid....................................    366,307        209,006         26,283
    Equipment acquired under capital leases..............    118,176        556,985             --
    Equipment acquisitions financed under long term
      finance plan.......................................         --        306,000             --

                     3-D GEOPHYSICAL, INC. AND SUBSIDIARIES

13. STOCK OPTIONS (UNAUDITED)

     The Company has granted the following stock options to its employees, officers and directors:

                                                              NUMBER                          VESTING
                        GRANT DATE                           OF SHARES     EXERCISE PRICE     PERIOD
-----------------------------------------------------------  ---------     --------------     -------
February 8, 1996...........................................    525,000          $ 7.50        3 years
April 26, 1996.............................................     41,400            7.375       4 years
April 26, 1996.............................................    225,150           12.3125      4 years
April 26, 1996.............................................     10,000           12.3125      3 years
August 9, 1996.............................................     17,800            7.375       4 years
September 30, 1996.........................................     40,002            8.50         1 year
September 30, 1996.........................................     30,000            8.25        3 years
                                                               -------
          Total............................................    889,352
                                                               =======

     At September 30, 1996, there are no exercisable options.

14. SUBSEQUENT EVENTS (UNAUDITED)

     On December 10, 1996, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") to acquire J.R.S. Exploration Company Limited ("J.R.S. Exploration"), a land-based seismic data acquisition business headquartered in Calgary, Alberta. Under the terms of the Stock Purchase Agreement, the Company proposes to acquire all of the issued and outstanding shares of capital stock of the intermediate holding companies that own all of the issued and outstanding capital stock of J.R.S. Exploration for Canadian $3.5 million (approximately U.S. $2.6 million) in cash and a number of shares of the Common Stock having a value of Canadian $3.35 million (approximately U.S. $2.5 million) valued on the basis of the average closing price of the Common Stock prior to the closing. The acquisition is subject to certain customary conditions. The closing of this proposed acquisition is anticipated to occur in January 1997.

     On October 8, 1996, the Company filed a Registration Statement on Form S-1 (No. 333-13665) with the Securities and Exchange Commission relating to a proposed underwritten sale to the public of 4,000,000 shares of Common Stock (plus an over-allotment option of 600,000 shares). On November 19, 1996, the Company filed an amendment to such registration statement and increased the number of shares of Common Stock to be offered to 4,300,000 (plus an over-allotment option of 645,000).

     In October 1996, the Company signed four separate lease agreements for the lease of seismic data acquisition equipment with rental terms ranging from three to six months and providing for aggregate minimum lease payments of approximately $3.8 million. Two of the leases are with Andrews Group International, a related party. Each of these two leases has a six month minimum lease term and provides that the Company has the option to purchase the equipment being leased, with 80% of rental payments applying towards the purchase price. Minimum lease payments under these leases are approximately $660,000 and $173,000, respectively.

     The Company also entered into two lease agreements with Geco-Prakla, a division of Schlumberger Technology Corporation. One lease has a three-month minimum lease term and provides that the Company has the option to purchase the equipment being leased, with 75% of rental payments applying towards the purchase price. Minimum lease payments under this lease are approximately $338,000. The other lease has a three-month minimum lease term and contains no option to purchase the equipment being leased. Minimum lease payments under this lease are approximately $2.6 million.

     The Company believes that it is probable that the inflation rate in Mexico, as measured by the consumer price index, will exceed 100% for the three-year period ending December 31, 1996. Accordingly, the Company will likely adopt the dollar as the functional currency for the Mexican Operations beginning on January 1, 1997 in accordance with Statement of Financial Accounting Standards No. 52. Using the dollar as the functional currency will result in adjustments to the consolidated statement of operations in future periods for foreign currency translation gains and losses.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Northern Geophysical of America, Inc.:

     We have audited the accompanying balance sheet of the Land-Based Seismic Data Operations of Northern Geophysical of America, Inc. (the "Company") as of December 31, 1994 and September 30, 1995, and the related statements of operations, changes in net equity and cash flows for each of the two years in the period ended December 31, 1994 and the nine month period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Land-Based Seismic Data Operations of Northern Geophysical of America, Inc. as of December 31, 1994 and September 30, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1994 and the nine month period ended September 30, 1995, in conformity with generally accepted accounting principles.

Denver, Colorado                            COOPERS & LYBRAND L.L.P.
December 19, 1995

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                                 BALANCE SHEET

                                                        DECEMBER      SEPTEMBER      DECEMBER
                                                           31,           30,           31,
                                                          1994          1995           1995
                                                       ----------     ---------      --------
                                                                                    (UNAUDITED)
                       ASSETS
Current assets:
  Cash...............................................  $       --    $       --     $       --
  Accounts receivable, trade:
     Billed..........................................   1,162,051     3,860,383      4,949,456
     Unbilled........................................     461,696     1,629,655      2,139,195
  Employee advances..................................      12,289        99,161         58,920
  Prepaid expenses...................................     131,431       191,798         62,580
  Other current assets...............................       6,646            --             --
                                                       ----------    ----------    -----------
          Total current assets.......................   1,774,113     5,780,997      7,210,151
Property and equipment, net..........................   4,725,610     3,753,539      3,415,755
Other assets, net....................................      20,508        23,662         15,209
                                                       ----------    ----------    -----------
          Total assets...............................  $6,520,231    $9,558,198    $10,641,115
                                                       ==========    ==========    ===========
             LIABILITIES AND NET EQUITY
Current liabilities:
  Accounts payable...................................  $1,998,335    $5,078,939     $5,533,995
  Notes payable, current portion.....................   3,201,595     1,525,308        927,389
  Obligations under capital leases, current
     portion.........................................     107,953       144,529        138,362
  Accrued liabilities................................     232,973       349,022        537,516
                                                       ----------    ----------    -----------
          Total current liabilities..................   5,540,856     7,097,798      7,137,262
Notes payable, less current portion..................      41,667        18,289         15,642
Obligations under capital leases, less current
  portion............................................     184,360       305,348        278,305
Deferred income tax liability........................     248,862       102,824        105,656
Commitments and contingencies (Note 6)
Net equity...........................................     504,486     2,033,939      3,104,250
                                                       ----------    ----------    -----------
          Total liabilities and net equity...........  $6,520,231    $9,558,198    $10,641,115
                                                       ==========    ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                            STATEMENT OF OPERATIONS



                                                                           FOR THE
                                                                            NINE          FOR THE
                                                                           MONTHS          YEAR
                                               FOR THE YEAR ENDED           ENDED          ENDED
                                                  DECEMBER 31,            SEPTEMBER      DECEMBER
                                           --------------------------        30,            31,
                                              1993           1994           1995           1995
                                           -----------    -----------    -----------    -----------
                                                                                        (UNAUDITED)
Net revenues.............................. $13,595,840    $15,423,893    $12,734,391    $19,903,147
Cost of data acquisition..................   9,484,957     10,654,165     10,714,692     16,465,216
                                           -----------    -----------    -----------    -----------
                                             4,110,883      4,769,728      2,019,699      3,437,931
General and administrative expenses.......   1,144,958      1,383,506        956,741      1,458,231
Depreciation and amortization.............   1,631,314      1,980,422      1,350,381      1,754,590
Interest expense..........................     291,077        329,656        204,295        265,415
(Gain) loss on disposal of equipment......     (32,707)         4,588        100,410         66,817
Interest income...........................          --             --           (192)            --
                                           -----------    -----------    -----------    -----------
                                             3,034,642      3,698,172      2,611,635      3,545,053
Income (loss) before income taxes.........   1,076,241      1,071,556       (591,936)      (107,122)
Provision (benefit) for income taxes......          --        321,840       (219,016)       (39,635)
                                           -----------    -----------    -----------    -----------
Net income (loss)......................... $ 1,076,241    $   749,716    $  (372,920)   $   (67,487)
                                           ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                       STATEMENT OF CHANGES IN NET EQUITY

Net equity, January 1, 1993....................................................   $   74,063
Increase in net equity.........................................................    3,936,653
Net income.....................................................................    1,076,241
                                                                                  ----------
Net equity, December 31, 1993..................................................    5,086,957
                                                                                  ----------
Decrease in net equity.........................................................   (5,332,187)
Net income.....................................................................      749,716
                                                                                  ----------
Net equity, December 31, 1994..................................................      504,486
                                                                                  ----------
Increase in net equity.........................................................    1,902,373
Net loss.......................................................................     (372,920)
                                                                                  ----------
Net equity, September 30, 1995.................................................    2,033,939
                                                                                  ----------
Increase in net equity (unaudited).............................................      764,878
Net income (unaudited).........................................................      305,433
                                                                                  ----------
Net equity, December 31, 1995 (unaudited)......................................   $3,104,250
                                                                                  ==========

   The accompanying notes are an integral part of these financial statements.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                            STATEMENT OF CASH FLOWS

                                                                                              NINE
                                                                                             MONTHS         YEAR
                                                                                             ENDED         ENDED
                                                                YEAR ENDED DECEMBER 31,    SEPTEMBER      DECEMBER
                                                                -----------------------       30,           31,
                                                                   1993         1994          1995          1995
                                                                ----------   ----------    ----------    ----------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................................  $1,076,241   $  749,716    $ (372,920)   $  (67,487)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization.............................   1,631,314    1,980,422     1,350,381     1,754,590
    (Gain) loss on sale of equipment..........................     (32,707)       4,588       100,410        66,817
    Changes in assets and liabilities:
         (Increase) decrease in total accounts receivable,
           trade..............................................  (2,248,157)   1,810,901    (3,866,291)   (5,464,903)
         (Increase) decrease in employee advances.............      31,109       (7,404)      (86,872)      (46,631)
         Decrease in prepaid expenses and other current
           assets.............................................      58,436       37,474       (53,721)       80,795
         Increase (decrease) in accounts payable, trade and
           accrued liabilities................................     897,727      128,263     3,196,653     3,840,203
         Increase (decrease) in deferred income tax
           liability..........................................          --      248,862      (146,038)     (143,206)
                                                                -----------  -----------   -----------   -----------
         Net cash provided (used) by operating activities.....   1,413,963    4,952,822       121,602        20,178
                                                                -----------  -----------   -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment..........................  (1,635,872)    (298,914)     (215,413)     (266,052)
  Proceeds from sale of equipment.............................      22,045        8,110            --        22,218
  Other.......................................................      (8,796)      (7,650)       (3,154)       (4,230)
                                                                -----------  -----------   -----------   -----------
         Net cash used by investing activities................  (1,622,623)    (298,454)     (218,567)     (248,064)
                                                                -----------  -----------   -----------   -----------
Cash flows from financing activities:
  Principal payments on notes payable.........................  (8,190,753)  (3,476,880)   (4,420,443)   (6,041,753)
  Borrowings on notes payable.................................   4,535,400    4,285,776     2,720,778     3,742,500
  Principal payments on capital leases........................     (72,640)    (131,077)     (105,743)     (140,112)
  Increase (decrease) in net equity...........................   3,936,653   (5,332,187)    1,902,373     2,667,251
                                                                -----------  -----------   -----------   -----------
         Net cash used by financing activities................     208,660   (4,654,368)       96,965       227,886
                                                                -----------  -----------   -----------   -----------
Net change in cash and cash equivalents.......................          --           --            --            --
Cash and cash equivalents:
  Beginning of period.........................................          --           --            --            --
                                                                -----------  -----------   -----------   -----------
  End of period...............................................  $       --   $       --    $       --    $       --
                                                                ===========  ===========   ===========   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest..................................................  $  280,992   $  292,839    $  277,939    $  236,580
    Income taxes paid to Northern.............................          --       72,978       (72,978)      103,571
  Supplemental schedule of noncash financing and investing
    activities:
    Purchase of equipment through the assumption of notes
      payable and capital lease obligations...................  $3,700,898   $  599,836    $  263,307    $  263,307
    Acquisition of property and equipment.....................      93,000           --            --            --

   The accompanying notes are an integral part of these financial statements.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation:

     The financial statements presented herein include the accounts of the land-based seismic data operations (the "Company") of Northern Geophysical of America, Inc. ("Northern"). Net equity presented in the accompanying financial statements is principally the result of the Company's cash receipts and disbursements which were processed through Northern's centralized cash management system. Additionally, the accompanying financial statements do not include certain debt obligations of Northern to its Parent (as defined below) and related interest expense, which are collateralized by certain of the Company's seismic equipment, because such debt was not specifically allocated to the land-based seismic data operations in the past.

     At December 31, 1994, September 30, 1995 and December 31, 1995 (unaudited), Fairwater Capital Corporation ("Fairwater" or the "Parent") held 81% of the outstanding common stock of Northern, and all of the outstanding preferred stock of Northern. The remaining outstanding common stock of Northern is held by employees. The Company is engaged in land-based seismic data acquisition.

     On February 9, 1996, Northern sold certain of its assets and operations to 3-D Geophysical, Inc. ("3-D Geophysical"). The aggregate consideration paid by 3-D Geophysical was approximately $10.9 million cash, reduced by the amount of any and all outstanding indebtedness of Northern secured by the assets acquired by 3-D Geophysical other than indebtedness owed to affiliates of Northern, and further reduced to the extent the net working capital, as defined, of the assets acquired on the day of the closing was negative, or, alternatively, increased to the extent such net working capital was positive. The sale of these assets occurred simultaneously in conjunction with an initial public offering of securities by 3-D Geophysical. Commencing February 9, 1996, the results of operations of the Company are included in the financial statements of 3-D Geophysical, Inc. and Subsidiaries.

  Revenue Recognition:

     Revenues from seismic and geophysical services are recorded based on the percentage of completion method.

  Property and Equipment:

     Property and equipment are carried at cost and include assets under capital leases which are carried at the lower of cost or present value of future minimum lease payments at the inception of the lease. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains and losses from retirement or replacement are included in operations.

     Depreciation and amortization of equipment, furniture and assets under capital leases are provided over the estimated useful lives of the assets or the term of the lease using the straight-line method.

  Concentration of Credit Risk:

     During the years ended December 31, 1993 and 1994, for the nine months ended September 30, 1995 and for the year ended December 31, 1995, one customer accounted for approximately 33%, 26%, 29% and 19.4% (unaudited), respectively, of seismic and geophysical revenues.

     The Company has not incurred any credit losses relating to its seismic and geophysical services. Allowances for potential credit losses relating to seismic and geophysical revenues are not maintained nor does the Company require collateral.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

  General and Administrative Expenses:

     General and administrative expenses represent actual costs incurred by Northern, except for certain costs not related to the land-based seismic data operations which were determined based on number of employees. Management of the Company believes the allocation method is reasonable.

  Income Taxes:

     Northern files federal and certain state income tax returns which include the operations of the Company. For financial reporting purposes, the Company computes its provision for income taxes on a separate company basis utilizing the tax elections made by Northern.

  Unaudited Financial Information:

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial condition, results of operations and cash flows of the Company as of and for the year ended December 31, 1995.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. A significant estimate in the preparation of the Company's financial statements is related to the percentage of revenue recognized based on the stage of completion of the Company's contracts. Actual results could differ from those estimates.

2. COST AND BILLINGS ON UNCOMPLETED CONTRACTS:

                                                    DECEMBER      SEPTEMBER      DECEMBER
                                                      31,            30,            31,
                                                      1994          1995           1995
                                                    --------      ---------      ---------
                                                                                 (UNAUDITED)
    Cost incurred and estimated earnings on
      uncompleted contracts.......................  $461,696      $4,500,278     $7,330,524
    Billings on uncompleted contracts.............        --       2,870,623      5,191,329
                                                    --------      ----------     ----------
    Unbilled accounts receivable..................  $461,696      $1,629,655     $2,139,195
                                                    ========      ==========     ==========

     Unbilled accounts receivable under customer contracts represents revenue earned under the percentage of completion method but not yet billable under the terms of the contract.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT:

     The major classifications of property and equipment are as follows:

                                      ESTIMATED      DECEMBER 31,     SEPTEMBER 30,    DECEMBER 31,
                                     USEFUL LIVES        1994             1995            1995
                                     ------------    ------------     ------------    ------------
                                                                                       (UNAUDITED)
    Recording instruments..........  2 -  5 years     $10,387,927      $10,185,537      $10,222,644
    Field equipment................  2 -  5 years       1,837,972        1,775,366        1,773,007
    Vehicles.......................  3 -  5 years         765,576          750,393          750,393
    Office furniture and
      fixtures.....................       7 years         131,921           77,883           78,727
    Buildings and property.........      15 years         193,986          151,952           46,348
                                                      -----------      -----------     ------------
                                                       13,317,382       12,941,131       12,871,119
    Less accumulated depreciation
      and amortization.............                    (8,591,772)      (9,187,592)      (9,455,364)
                                                      -----------      -----------     ------------
                                                      $ 4,725,610      $ 3,753,539      $ 3,415,755
                                                      ===========      ===========     ============

4. NOTES PAYABLE AND OTHER DEBT:

     Notes payable and other debt at December 31, 1994, September 30, 1995 and December 31, 1995 (unaudited) consist of the following:

                                                  DECEMBER 31,     SEPTEMBER 30,     DECEMBER 31,
                                                      1994             1995              1995
                                                  ------------     -------------     ------------
                                                                                     (UNAUDITED)
    Note payable to Century Geophysical Corp.,
    interest payable at 12%, due in monthly
    installments through February, 1996,
    collateralized by certain property and
    seismic equipment............................ $  1,982,481      $    739,930      $   298,932

    Note payable to Century Geophysical Corp.,
    interest payable at 12% due in monthly
    installments through August, 1995,
    collateralized by certain seismic
    equipment....................................       76,151                --               --

    Note payable to First Interstate Bank,
    interest payable at prime, (8.5% at December
    31, 1995, due in full March 31, 1995
    (subsequently extended to March, 1996),
    collateralized by trade accounts receivable
    and a letter of credit from the Parent in the
    amount of $750,000...........................      740,000           640,000          590,000

    Note payable to B.O.T. Financial, interest
    payable at 10.00%, due in monthly
    installments through August 31, 1995,
    collateralized by certain seismic
    equipment....................................      152,900                --               --

    Notes payable to AFCO, interest payable from
    6.04% to 8.244%, due in monthly installments
    through April, 1996, collateralized by paid
    and unearned insurance premiums..............      165,960           122,429           19,922

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


4. NOTES PAYABLE AND OTHER DEBT, CONTINUED:


                                              DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                  1994           1995            1995
                                              ------------   -------------   ------------
                                                                             (UNAUDITED)
Note payable to Pelton Company, Inc.,
interest payable at 9%, due in monthly
installments through March 1995,
collateralized by certain seismic
equipment....................................      57,355              --            --
Miscellaneous notes payable, interest from
prime to 10.75%, due in monthly installments
through
October 31, 1997, collateralized by certain
seismic equipment............................      68,415          41,238        34,177
                                              -----------     -----------     ---------
                                                3,243,262       1,543,597       943,031
Less current portion.........................  (3,201,595)     (1,525,308)     (927,389)
                                              -----------     -----------     ---------
                                              $    41,667     $    18,289     $  15,642
                                              ===========     ===========     =========

     Covenants on notes payable outstanding at December 31, 1995 include Northern maintaining a minimum amount of shareholders' equity, the maintenance of certain property insurance coverages and the requirement of informing debtors of the physical location of the collateral.

     The Company was not in compliance with a covenant on a note payable as of September 30, 1995 and December 31, 1995. The balance of this note, $739,930 and $298,932 (unaudited), is classified as a current liability at September 30, 1995 and December 31, 1995, respectively.

     Annual maturities on the Company's notes payable as of December 31, 1995 (unaudited) are as follows:

                Current...........................................   $927,389
                1997..............................................      4,607
                1998..............................................     11,035
                1999..............................................         --
                2000..............................................         --

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES:

     The provision for income taxes consists of the following:

                                                                         NINE
                                                                        MONTHS        YEAR
                                               YEAR ENDED DECEMBER       ENDED        ENDED
                                                       31,             SEPTEMBER    DECEMBER
                                               --------------------       30,          31,
                                                 1993        1994        1995         1995
                                               --------    --------    ---------    ---------
                                                                                    (UNAUDITED)
    Current:
      Federal...............................   $     --    $ 67,061    $ (67,061)   $  95,182
      State.................................         --       5,917       (5,917)       8,389
                                               --------    --------     --------    ---------
                                                     --      72,978      (72,978)     103,571
    Deferred:
      Federal...............................   $     --     228,684     (134,197)    (131,606)
      State.................................         --      20,178      (11,841)     (11,600)
                                               --------    --------     --------    ---------
                                                     --     248,862     (146,038)    (143,206)
                                               --------    --------     --------    ---------
                                               $     --    $321,840    $(219,016)   $ (39,635)
                                               ========    ========     ========    =========

     The effective income tax rate on income before income taxes differed from the U.S. federal statutory income tax rate for the following reasons:

                                                                             NINE
                                                                            MONTHS       YEAR
                                                      YEAR ENDED             ENDED       ENDED
                                                     DECEMBER 31,          SEPTEMBER   DECEMBER
                                                    ----------------          30,         31,
                                                    1993        1994         1995        1995
                                                    ----        ----       ---------  -----------
                                                                                      (UNAUDITED)
    U.S. federal statutory rate....................  34%         34%        (34)%       (34)%
    State taxes, net of federal benefit............   3           3          (3)         (3)
    Change in valuation allowance.................. (37)         (7)         --          --
                                                    ---         ---         ---         ---
                                                     --%         30%        (37)%       (37)%
                                                    ===         ===         ===         ===

     The temporary differences which give rise to deferred tax assets and liabilities are as follows:

                                                     DECEMBER       SEPTEMBER      DECEMBER
                                                        31,            30,            31,
                                                       1994           1995           1995
                                                     ---------      ---------      ---------
                                                                                  (UNAUDITED)
    Deferred tax assets:
      Vacation accrual............................   $  16,058      $  25,425      $  54,589
      Net operating loss carryovers...............          --        232,660        232,660
      Less valuation allowance....................          --             --             --
                                                     ---------      ---------      ---------
                                                        16,058        258,085        287,249
    Deferred tax liabilities:
      Property, plant and equipment...............    (264,920)      (360,909)      (392,905)
                                                     ---------      ---------      ---------
    Net deferred tax assets (liabilities).........   $(248,862)     $(102,824)     $(105,656)
                                                     =========      =========      =========

     As of December 31, 1995, the Company has incurred approximately $630,000 (unaudited) of net operating loss carryforwards available to reduce income taxes in future periods. These carryforwards will expire in 2010. The net operating loss carryforwards will not be available to 3-D Geophysical, Inc. as a result of the transaction discussed in Note 1.

                     NORTHERN GEOPHYSICAL OF AMERICA, INC.
                      (LAND-BASED SEISMIC DATA OPERATIONS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. COMMITMENTS AND CONTINGENCIES:

  Capital Leases:

     The following schedule sets forth the future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of December 31, 1995 (unaudited):

    Year ending December 31:
      1996....................................................................  $180,758
      1997....................................................................   146,220
      1998....................................................................   114,591
      1999....................................................................    59,260
      2000....................................................................        --
                                                                                --------
    Total lease payments......................................................   500,829
    Less amount representing interest and executory costs.....................    84,162
                                                                                --------
    Present value of minimum lease payments...................................   416,667
    Less current portion......................................................   138,362
                                                                                --------
    Long-term obligations under capital lease.................................  $278,305
                                                                                ========

  Operating Leases:

     The Company leases premises, vehicles and equipment under operating leases. One of the premises' lease has a three-year renewal option with a planned rental increase of 5%. Rent expense was $654,230, $1,815,135, $1,044,667 and $2,798,113
(unaudited), for the years ended December 31, 1993, 1994, for the nine months ended September 30, 1995 and for the year ended December 31, 1995 (unaudited), respectively.

     Minimum lease payments under operating leases in effect at December 31, 1995 (unaudited) are as follows:

    Year ending December 31:
         1996..................................................................  $ 72,469
         1997..................................................................    24,235
         1998..................................................................        --
         1999..................................................................        --
         2000..................................................................        --
                                                                                 --------
                                                                                 $ 96,704
                                                                                 ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
Paragon Geophysical, Inc.:

     We have audited the accompanying balance sheet of Paragon Geophysical, Inc. (as defined in Note 1) as of December 31, 1994 and September 30, 1995 and the related statements of operations, stockholders' deficit and cash flows for the period from August 25, 1994 through December 31, 1994, the period from January 1, 1994 through August 24, 1994, for the year ended December 31, 1993 and the nine months ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     As explained in Note 1 to the financial statements, the Successor Company purchased substantially all of the net assets of the Predecessor Company as of August 25, 1994. The transaction was accounted for as a purchase whereby the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value as of August 25, 1994. Accordingly, the financial statements of the Successor Company are not comparable to those of the Predecessor Company.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Geophysical, Inc. (as defined in Note 1) as of December 31, 1994 and September 30, 1995, and the results of its operations and its cash flows for the period from August 25, 1994 through December 31, 1994, the period from January 1, 1994 through August 24, 1994, for the year ended December 31, 1993 and the nine months ended September 30, 1995 in conformity with generally accepted accounting principles.

Cleveland, Ohio                           COOPERS & LYBRAND L.L.P.
December 6, 1995

                           PARAGON GEOPHYSICAL, INC.

                                 BALANCE SHEET

                                                       DECEMBER 31,     SEPTEMBER 30,     DECEMBER 31,
                                                           1994             1995              1995
                                                       ------------     -------------     ------------
                                                                                          (UNAUDITED)
                        ASSETS
Current assets:
  Cash................................................  $   67,285        $  141,113       $   244,002
  Receivables:
     Trade, net of allowance for doubtful accounts of
       $61,964, $50,331 and $48,786 (unaudited),
       respectively...................................     884,349           685,530           389,093
     Other............................................      53,965            95,266            73,019
  Inventory...........................................      29,050            17,363            15,585
  Prepaid expenses....................................       4,829             4,749             4,391
                                                        ----------        ----------       -----------
          Total current assets........................   1,039,478           944,021           726,090
                                                        ----------        ----------       -----------
Property and equipment, net...........................   1,964,028         3,151,035         3,016,219
Other assets..........................................      48,036           318,877           536,899
                                                        ----------        ----------       -----------
          Total assets................................  $3,051,542        $4,413,933       $ 4,279,208
                                                        ==========        ==========       ===========
        LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt...................  $1,427,146        $2,501,134       $ 4,608,861
  Accounts payable....................................      81,349           194,751           215,865
  Accrued liabilities.................................     229,474           248,815           301,210
  Deposits............................................      21,480             6,200             6,200
                                                        ----------        ----------       -----------
          Total current liabilities...................   1,759,449         2,950,900         5,132,136
                                                        ----------        ----------       -----------
Long-term liabilities:
  Long-term debt......................................   1,532,616         1,959,034            41,836
                                                        ----------        ----------       -----------
Stockholders' deficit:
  Common stock, 40 shares issued and outstanding,
     recorded at stated value.........................       3,000             3,000             3,000
  Additional paid-in capital..........................     150,000           150,000           150,000
  Accumulated deficit.................................    (393,523)         (649,001)       (1,047,764)
                                                        ----------        ----------       -----------
          Total stockholders' deficit.................    (240,523)         (496,001)         (894,764)
                                                        ----------        ----------       -----------
          Total liabilities and stockholders'
            deficit...................................  $3,051,542        $4,413,933       $ 4,279,208
                                                        ==========        ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                           PARAGON GEOPHYSICAL, INC.

                            STATEMENT OF OPERATIONS

                                                                 FOR THE PERIOD    FOR THE PERIOD    FOR THE NINE
                                                     FOR THE     FROM JANUARY 1,   FROM AUGUST 25,      MONTHS         FOR THE
                                                    YEAR ENDED    1994 THROUGH      1994 THROUGH         ENDED        YEAR ENDED
                                                   DECEMBER 31,    AUGUST 24,       DECEMBER 31,     SEPTEMBER 30,   DECEMBER 31,
                                                       1993           1994              1994             1995            1995
                                                   ------------  ---------------   ---------------   -------------   ------------
                                                   PREDECESSOR     PREDECESSOR        SUCCESSOR        SUCCESSOR      SUCCESSOR
                                                   ------------  ---------------   ---------------   -------------   ------------
                                                                                                                     (UNAUDITED)
Net revenues.......................................  $4,462,931    $3,336,863        $1,955,088       $3,909,528      $4,694,711
Cost of data acquisition...........................   3,427,360     2,693,024         1,632,845        3,146,189       3,896,579
                                                     ----------     ---------         ---------        ---------      ----------
                                                      1,035,571       643,839           322,243          763,339         798,132
                                                     ----------     ---------         ---------        ---------      ----------
General and administrative expenses................     347,172       184,628           195,548          295,817         463,735
Depreciation and amortization......................     409,411       251,064           363,708          422,923         565,686
Miscellaneous......................................     (20,140)          512                --               --          22,500
Interest expense...................................     144,843        11,411           155,810          293,660         393,195
Loss on sale of assets.............................      13,018         4,401               700            6,417           7,257
                                                     ----------     ---------         ---------        ---------      ----------
                                                        894,304       452,016           715,766        1,018,817       1,452,373
                                                     ----------     ---------         ---------        ---------      ----------
Income (loss) before income taxes..................  $  141,267     $ 191,823          (393,523)        (255,478)       (654,241)
                                                     =========      =========
Provision for income taxes.........................                                          --               --              --
                                                                                      ---------        ---------      ----------
        Net loss...................................                                   $(393,523)       $(255,478)     $ (654,241)
                                                                                      =========        =========      ==========

   The accompanying notes are an integral part of these financial statements.

                           PARAGON GEOPHYSICAL, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                                                                  ADDITIONAL
                                                              COMMON    COMMON     PAID-IN      ACCUMULATED
                                                              SHARES    STOCK      CAPITAL        DEFICIT
                                                              ------    ------    ----------    -----------
Predecessor:
  Balance December 31, 1992.................................    100     $  500     $ 283,423    $  (459,445)
  Distribution to stockholder...............................     --         --            --        (65,000)
  Net income for the year...................................     --         --            --        141,267
                                                               ----     ------     ---------    -----------
Predecessor:
  Balance December 31, 1993.................................    100        500       283,423       (383,178)
  Net income for the period.................................     --         --            --        191,823
                                                               ----     ------     ---------    -----------
Predecessor:
  Balance August 24, 1994...................................    100     $  500     $ 283,423    $  (191,355)
                                                               ====     ======     =========    ===========
Successor:
  Issuance of common stock on August 25, 1994...............     40     $3,000     $ 150,000             --
  Net loss for the period...................................     --        --             --    $  (393,523)
                                                               ----     ------     ---------    -----------
Successor:
  Balance December 31, 1994.................................     40     3,000        150,000       (393,523)
Successor:
  Net loss for the period...................................     --        --             --       (255,478)
                                                               ----     ------     ---------    -----------
Successor:
  Balance September 30, 1995................................     40     $3,000     $ 150,000    $  (649,001)
Successor:
  Net loss for the period(unaudited)........................     --        --             --       (398,763)
                                                               ----     ------     ---------    -----------
Successor:
  Balance December 31, 1995(unaudited)......................     40     $3,000     $ 150,000    $(1,047,764)
                                                               ====     ======     =========     ==========

   The accompanying notes are an integral part of these financial statements.

                           PARAGON GEOPHYSICAL, INC.

                            STATEMENT OF CASH FLOWS

                                                  FOR THE PERIOD     FOR THE PERIOD
                                      FOR THE     FROM JANUARY 1,    FROM AUGUST 25,  FOR THE NINE     FOR THE
                                     YEAR ENDED    1994 THROUGH       1994 THROUGH    MONTHS ENDED    YEAR ENDED
                                    DECEMBER 31,    AUGUST 24,        DECEMBER 31,    SEPTEMBER 30,  DECEMBER 31,
                                        1993           1994               1994            1995           1995
                                    ------------  ---------------    ---------------  -------------  ------------
                                    PREDECESSOR     PREDECESSOR         SUCCESSOR       SUCCESSOR     SUCCESSOR
                                    ------------  ---------------    ---------------  -------------  ------------
                                                                                                     (UNAUDITED)
Cash flows from operating
  activities:
  Net income (loss).................  $  141,267     $ 191,823         $  (393,523)     $(255,478)    $ (654,241)
  Adjustments to reconcile net
     income (loss) to net cash
     provided (used) by operating
     activities:
     Depreciation and
       amortization.................     409,411       251,064             363,708        422,923        565,686
     Loss on sale of assets.........      13,018         4,401                 700          6,417          7,257
     (Increase) decrease in
       receivables..................      (3,539)     (304,492)           (253,077)       157,518        495,256
     (Increase) decrease in
       inventory....................          --            --             (29,050)        11,687         13,465
     (Increase) decrease in prepaid
       expenses.....................      (9,952)        1,678              10,729             80            438
     (Increase) decrease in other
       assets and liabilities.......     112,348      (112,348)             20,490        (10,732)       (12,447)
     Increase (decrease) in accounts
       payable......................     (17,422)       70,531                (400)       113,402        134,516
     Increase (decrease) in accrued
       liabilities..................      63,925       (26,909)            146,913         19,341         71,736
                                      ----------     ---------         -----------      ---------     ----------
          Total adjustments.........     567,789      (116,075)            260,013        720,636      1,275,907
                                      ----------     ---------         -----------      ---------     ----------
          Net cash provided (used)
            by operating
            activities..............     709,056        75,748            (133,510)       465,158        621,666
Cash flows from investing
  activities:
  Purchase of business, net of cash
     acquired.......................          --            --          (1,100,000)            --             --
  Payments of organizational cost...          --            --             (23,650)            --             --
  Loan to affiliate.................          --            --                  --       (275,389)      (517,093)
  Proceeds from the sale of
     equipment......................       5,850         3,050              20,200         90,318         91,318
  Purchase of property and
     equipment......................    (239,334)     (426,324)            (35,852)      (190,835)      (194,279)
                                      ----------     ---------         -----------      ---------     ----------
          Net cash used by investing
            activities..............    (233,484)     (423,274)         (1,139,302)      (375,906)      (620,054)
Cash flows from financing
  activities:
  Proceeds from capital
     contributions of new owners....          --            --             153,000             --             --
  Proceeds from borrowings..........          --            --           1,100,000        291,500        621,500
  Distribution to stockholder.......     (65,000)           --                  --             --             --
  Payments on borrowings............     (21,888)      (17,482)            (57,360)      (306,924)      (446,395)
                                      ----------     ---------         -----------      ---------     ----------
          Net cash provided (used)
            by financing
            activities..............     (86,888)      (17,482)          1,195,640        (15,424)       175,105
                                      ----------     ---------         -----------      ---------     ----------
Net (decrease) increase.............     388,684      (365,008)            (77,172)        73,828        176,717
Cash beginning of period............     120,781       509,465             144,457         67,285         67,285
                                      ----------     ---------         -----------      ---------     ----------
Cash at end of period...............  $  509,465     $ 144,457         $    67,285      $ 141,113     $  244,002
                                      ==========     =========         ===========      =========     ==========

   The accompanying notes are an integral part of these financial statements.

                           PARAGON GEOPHYSICAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The Company: On August 25, 1994, Paragon Geophysical, Inc., a Delaware corporation (the "Buyer"), purchased substantially all of the net assets of Paragon Geophysical, Inc., an Ohio corporation (the "Seller"), for $1,100,000 and accounted for the transaction by the purchase method of accounting (the "Acquisition").

     The assets and liabilities purchased in this transaction are as follows:

        Current assets..................................................  $  864,654
        Property and equipment..........................................   2,292,989
        Other assets....................................................      23,790
        Current liabilities.............................................    (189,311)
        Long-term liabilities...........................................  (1,892,122)
                                                                          ----------
        Purchase price..................................................  $1,100,000
                                                                          ==========

     In connection with the Acquisition, the Seller relinquished the rights to its name to the Buyer. Concurrent with the Acquisition, the Buyer sold certain assets to the sole shareholder of the Seller for $19,400. For purposes of identification and description, the Company is referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition and the "Company" for both periods.

     The Company is a land geophysical services company primarily engaged in the contract acquisition of two and three dimensional seismic data. The Company was founded in 1987 and has grown to include two offices (one in Mount Gilead, Ohio and a second located in Millersburg, Ohio). As of December 31, 1995, the Company employs approximately 50 workers and operates two crews primarily in the Appalachian Basin. The main customers for seismic data are oil and gas exploration companies.

     The unaudited pro forma results of operations for the year ended December 31, 1994 assuming the Successor had acquired the net assets of the Predecessor as of the beginning of the year ended December 31, 1994 are as follows:

                                                                                          TOTAL
                                                                         PRO FORMA      PRO FORMA
                                         PREDECESSOR     SUCCESSOR      ADJUSTMENTS      BALANCES
                                         -----------     ----------     -----------     ----------
Net revenues.........................    $ 3,336,863     $1,955,088      $      --      $5,291,951
Operating, general and administrative
  expenses, primarily depreciation of
  property and equipment.............     (3,128,716)    (2,192,101)      (417,515)     (5,738,332)
Other expenses, primarily interest...        (16,324)      (156,510)       (64,282)       (237,116)
                                         -----------     ----------     -----------     ----------
          Net income (loss)..........    $   191,823     $ (393,523)     $(481,797)     $ (683,497)
                                          ==========     ==========      =========      ==========

     Acquisition of the Company by 3-D Geophysical: In November 1995 the Company entered into a merger agreement among the Company, 3-D Geophysical and a subsidiary of 3-D Geophysical, Inc, ("3-D"). The Company merged with a subsidiary of 3-D, with the Company being the surviving entity. The Company's stockholders received approximately 1,314,261 shares of 3-D common stock in connection with the merger. In addition, 3-D assumed approximately $4.8 million of the Company's debt. Commencing February 9, 1996, the results of operations of the Company are included in the financial statements of 3-D.

     Receivables: The Company's trade and other receivables are primarily from entities within the oil and gas industry. The Company has established an allowance for doubtful accounts based upon the historical data of its customers and other current information. Bad debt expense of $30,331, $25,125, $53,497, $20,000, and $20,000 was charged to operations for the periods August 25, 1994 through December 31, 1994, January 1,

                           PARAGON GEOPHYSICAL, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

1994 through August 24, 1994, the year ended December 31, 1993, the nine months ended September 30, 1995, and the year ended December 31, 1995, respectively.

     Property and Equipment: Property and equipment is recorded at cost. Depreciation and amortization is provided over their estimated useful lives and applied on the straight-line and declining-balance methods. Expenditures for maintenance, repairs and minor renewals are charged to earnings as incurred. Expenditures for additions, improvements, replacements, betterments and major renewals are capitalized. Costs of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts; resulting gains or losses are included in earnings.

     Inventory: Inventory represents explosive material used by the Company in order to obtain seismological data. The inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Management has determined no valuation allowance is necessary as of December 31, 1995.

     Organizational Costs: The Company has capitalized costs incurred in the organization of the Successor and is amortizing these costs over a five year period using the straight-line method.

     Revenue Recognition: Revenues from seismic and geophysical services are recorded based on the percentage of completion method.

     Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by using enacted tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period in which the tax rate change was enacted. The Company establishes a valuation allowance when it is more likely than not that a deferred tax asset will not be recovered.

     Supplemental Cash Flows Information: The Successor paid interest of $69,810 and $269,750 during the period August 25, 1994 through December 31, 1994 and the nine months ended September 30, 1995, respectively. The Predecessor paid interest of $11,411 and $144,843 during the period January 1, 1994 through August 25, 1994 and the year ended December 31, 1993, respectively. The Predecessor financed the purchase of five vehicles in 1994 for $104,653 and seven vehicles in 1993 for $100,305. The Successor financed the purchase of equipment and vehicles for $1,515,830 during the twelve months ended December 31, 1995.

     Unaudited Financial Information: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of December 31, 1995 and the results of their operations and cash flows for the year ended December 31, 1995.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting periods. A significant estimate in the preparation of the Company's financial statements is related to the percentage of revenue recognized based on the stage of completion of the Company's contracts. Actual results could differ from those estimates.

                           PARAGON GEOPHYSICAL, INC.

2. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                   DECEMBER 31,      SEPTEMBER 30,     DECEMBER 31,
                                                       1994              1995              1995
                                                   -------------     -------------     ------------
                                                                                       (UNAUDITED)
    Property and equipment, at cost:
      Land.......................................   $    62,500       $   62,500        $   62,500
      Building and improvements..................       402,220          402,220           402,220
      Furniture and fixtures.....................        15,093           15,093            15,093
      Equipment..................................     1,384,815        2,941,411         2,944,856
      Vehicles...................................       462,713          502,863           499,413
      Construction in progress...................            --               --                --
                                                     ----------       ----------        ----------
                                                      2,327,341        3,924,087         3,924,082
      Less accumulated depreciation..............       363,313          773,052           907,863
                                                     ----------       ----------        ----------
              Net property and equipment.........   $ 1,964,028       $3,151,035        $3,016,219
                                                     ==========       ==========        ==========

3. OTHER ASSETS:

     Other assets consist of the following:

                                                   DECEMBER 31,      SEPTEMBER 30,     DECEMBER 31,
                                                       1994              1995              1995
                                                   -------------     -------------     ------------
                                                                                       (UNAUDITED)
    Organizational costs, net of amortization....     $23,256          $ 19,708          $ 18,526
    Loan to 3-D Geophysical......................          --           275,389           517,093
    Other........................................      24,780            23,780             1,280
                                                      -------          --------          --------
                                                      $48,036          $318,877          $536,899
                                                      =======          ========          ========

4. ACCRUED LIABILITIES:

     Accrued liabilities consist of the following:

                                                  DECEMBER 31,      SEPTEMBER 30,     DECEMBER 31,
                                                      1994              1995              1995
                                                  -------------     -------------     -------------
                                                                                       (UNAUDITED)
    Accrued interest............................     $ 86,000          $109,910          $162,188
    Accrued salaries, wages and payroll taxes...      143,474           138,905           139,022
                                                     --------          --------          --------
                                                     $229,474          $248,815          $301,210
                                                     ========          ========          ========

5. LONG-TERM DEBT:

     In August 1994, the Company entered into a promissory note with Chase Manhattan Bank for $1,100,000 due on October 31, 1996 with an interest rate equal to the prime rate (8.5% as of December 31, 1995). This note is personally guaranteed by three of the Company's stockholders.

     Effective January 1, 1994, the Company issued a promissory note to a former stockholder of the Predecessor, for $1,700,000 due February 15, 1996. The annual interest rate on this note is 8%. This note is guaranteed by the Company and collateralized by certain assets of the Company. This agreement superseded the original promissory note between the Predecessor and the former stockholder in the same amount.

                           PARAGON GEOPHYSICAL, INC.

5. LONG-TERM DEBT, CONTINUED:

     In January 1995, the Company issued a promissory note for the purchase of Input/Output equipment for $1,480,380 with an interest rate of 9.5% collateralized by the Input/Output equipment.

     During the second quarter of 1995, the Company obtained an unsecured line of credit for $350,000 from Bank One of Ohio. Borrowings under the line of credit are due on demand and bear interest at prime plus 1%. This line of credit is personally guaranteed by three of the Company's stockholders.

     Long-term debt consists of the following:

                                                    DECEMBER 31,    SEPTEMBER 30,    DECEMBER 31,
                                                        1994            1995             1995
                                                    ------------    -------------    ------------
                                                                                     (UNAUDITED)
    Promissory note payable to former stockholder
      with an interest rate of 8%.................   $ 1,700,000     $  1,700,000     $ 1,700,000
    Promissory note payable to Chase Manhattan
      Bank with a variable interest rate (8.5% as
      of December 31, 1995) due on October 31,
      1996........................................     1,100,000        1,100,000       1,400,000
    Note payable to a financial institution with
      an interest rate of 9.5% due March 1998,
      collateralized by Input/Output equipment....            --        1,231,149       1,116,445
    Line of credit to Bank One collateralized by
      accounts receivable with a variable interest
      rate of 9.75% at September 30, 1995 and 9.5%
      at December 31, 1995........................            --          291,500         321,500
    Various notes payable collateralized by
      certain vehicles of the Company with
      interest rates ranging from 5.9% to 10% due
      in installments to January 2000, primarily
      collateralized by vehicles..................       159,762          137,519         112,752
                                                     -----------      -----------     -----------
                                                       2,959,762        4,460,168       4,650,697
    Current portion of long-term debt.............    (1,427,146)      (2,501,134)     (4,608,861)
                                                     -----------      -----------     -----------
                                                     $ 1,532,616     $  1,959,034     $    41,836
                                                     ===========      ===========     ===========

     Aggregate principal payments on long-term debt outstanding as of December 31, 1995 (unaudited) is as follows:

    1996..........................................................  $4,608,861
    1997..........................................................      22,456
    1998..........................................................      10,177
    1999..........................................................       8,460
    2000..........................................................         743
                                                                    ----------
                                                                    $4,650,697
                                                                    ==========

6. INCOME TAXES:

     Prior to the Acquisition, the Predecessor elected to be treated as an S corporation under the provisions of Section 1361 of the Internal Revenue Code. As an S corporation, the Predecessor was not subject to tax on its

                           PARAGON GEOPHYSICAL, INC.

6. INCOME TAXES, CONTINUED:

income; rather the shareholders of the Predecessor were taxed on their share of the Predecessor's taxable income, whether or not the income was distributed.

     Effective August 25, 1994, the Company rescinded its S corporation election under the Internal Revenue Code and became subject to tax on its income.

     A reconciliation of the differences between income taxes computed at the U.S. federal statutory rate of 35% and the Company's reported federal income taxes follows:

                                                        AUGUST 25,
                                                           1994        NINE MONTHS
                                                          THROUGH         ENDED        YEAR ENDED
                                                       DECEMBER 31,     SEPTEMBER     DECEMBER 31,
                                                           1994          30, 1995         1995
                                                       -------------   ------------   ------------
                                                                                      (UNAUDITED)
    Income tax benefit at statutory rate at 35%.......   $(137,700)      $ (89,417)     $(196,440)
    Depreciation not recognized for books.............      (1,430)        (53,689)       (72,584)
    Net operating loss carryforward not recognized....     139,130         143,106        269,024
                                                         ---------       ---------      ---------
    Federal income taxes..............................   $      --       $      --      $      --
                                                         =========       =========      =========

     The following is a summary of the deferred tax balances:

                                                       DECEMBER 31,    SEPTEMBER 30,   DECEMBER 31,
                                                           1994            1995           1995
                                                       -------------   -------------  ------------
                                                                                      (UNAUDITED)
    Deferred tax asset (net operating loss
      carryforward)...................................   $ 139,130       $ 282,236      $ 339,472
    Deferred tax liability (depreciation).............      (1,430)        (55,119)       (74,014)
    Valuation allowance on the deferred tax asset.....    (137,700)       (227,117)      (265,458)
                                                         ---------       ---------      ---------
    Net deferred taxes................................   $      --       $      --      $      --
                                                         =========       =========      =========

     At December 31, 1995 (unaudited) the Company has net operating loss carryforwards of approximately $807,000 which expire in the years 2009 and 2010.

                                AUDITORS' REPORT

To the Directors of J.R.S. Exploration Company Limited:

We have audited the balance sheet of J.R.S. Exploration Company Limited as at November 30, 1995 and the statements of operations and retained earnings and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1995 and the results of its operations and changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Canada.

/s/ GARRETT POWER

Chartered Accountants

Calgary, Alberta
July 31, 1996

                       J.R.S. EXPLORATION COMPANY LIMITED

                                 BALANCE SHEET

                                                                     NOVEMBER 30,    AUGUST 31,
                                                                         1995           1996
                                                                     ------------    ----------
                                                                                     (UNAUDITED)
                               ASSETS
Current Assets:
  Cash and term deposits............................................  $  711,698     $  560,936
  Accounts receivable...............................................   1,855,745      1,255,887
  Income taxes recoverable..........................................      35,751             --
  Prepaid expenses..................................................      77,191         48,478
  Current portion of agreement receivable...........................      66,666         66,667
                                                                      ----------     ----------
                                                                       2,747,051      1,931,968
Fixed assets (Note 2)...............................................   5,430,531      4,556,526
Agreement receivable (Note 3).......................................      33,334         33,333
                                                                      ----------     ----------
                                                                      $8,210,916     $6,521,827
                                                                      ==========     ==========
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank loan (Note 4)................................................  $  200,000     $  175,000
  Accounts payable (Note 10)........................................   1,395,532        412,433
  Income taxes payable..............................................          --        188,304
  Advances from related parties (Note 5)............................     160,811             --
  Current portion of long term debt.................................   1,552,533      1,774,507
                                                                      ----------     ----------
                                                                       3,308,876      2,550,244
Long term debt (Note 6).............................................   1,488,829        200,219
Deferred income taxes...............................................     304,538        304,538
Shareholders' equity:
  Share capital (Note 7)............................................          66             66
  Retained earnings.................................................   3,108,607      3,466,760
                                                                      ----------     ----------
                                                                       3,108,673      3,466,826
                                                                      ----------     ----------
                                                                      $8,210,916     $6,521,827
                                                                      ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                       J.R.S. EXPLORATION COMPANY LIMITED

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                                                                    FOR THE              FOR THE
                                                  FOR THE         NINE MONTHS          NINE MONTHS
                                                YEAR ENDED           ENDED                ENDED
                                                NOVEMBER 30,       AUGUST 31,           AUGUST 31,
                                                   1995               1995                 1996
                                                -----------     ----------------     ----------------
                                                                      C $                  C $
                                                                                       (UNAUDITED)
Revenue:
  Contract revenue............................  $11,074,354       $  9,395,525         $  8,911,495
  Interest....................................       71,002             57,932               19,362
                                                -----------       ------------         ------------
                                                 11,145,356          9,453,457            8,930,857
Direct expenses:
  Consulting, management and bonuses..........      425,785            337,785              418,268
  Recording equipment repairs and
     maintenance..............................    1,205,215            713,929            1,195,734
  Small tools and field supplies..............       31,129             22,439               18,510
  Turnkey costs...............................    2,459,422          2,041,163            1,014,837
  Vehicle and equipment rentals...............      343,969            248,253              175,860
  Vehicle repairs and fuel....................      412,325            456,636              512,983
  Wages and benefits, including office........    3,146,860          2,572,481            2,622,701
  Depreciation................................    1,971,583          1,479,084            1,491,846
                                                -----------       ------------         ------------
                                                  9,996,288          7,871,770            7,450,739
                                                -----------       ------------         ------------
Gross profit..................................    1,149,068          1,581,687            1,480,118
General and administrative costs (see note
  11).........................................    1,238,547            921,633              913,009
                                                -----------       ------------         ------------
Income (loss) before the following............      (89,479)           660,054              567,109
Gain on sale of fixed assets..................        4,507                 --                   --
                                                -----------       ------------         ------------
Income (loss) before provision for income
  taxes.......................................      (84,972)           660,054              567,109
Provision for (recovery of) income taxes......      (64,940)           241,668              208,956
                                                -----------       ------------         ------------
Net income (loss) for the period..............      (20,032)           418,386              358,153
Retained earnings at beginning of period......    3,128,639          3,128,639            3,108,607
                                                -----------       ------------         ------------
Retained earnings at end of period............  $ 3,108,607       $  3,547,025         $  3,466,760
                                                ===========       ============         ============

   The accompanying notes are an integral part of these financial statements.

                       J.R.S. EXPLORATION COMPANY LIMITED

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                                        NINE MONTHS    NINE MONTHS
                                                         YEAR ENDED        ENDED          ENDED
                                                        NOVEMBER 30,    AUGUST 31,     AUGUST 31,
                                                            1995           1995           1996
                                                        ------------    -----------    -----------
                                                            C $             C $            C $
                                                                        (UNAUDITED)    (UNAUDITED)
Operations:
  Net income (loss)...................................    $  (20,032)    $  418,386     $  358,153
  Add: Items not requiring a current cash outlay
     Depreciation.....................................     2,004,989      1,503,869      1,513,950
     Deferred income taxes............................      (182,454)            --             --
     Gain on sale of fixed assets.....................        (4,507)            --             --
                                                          ----------     ----------     ----------
Funds from operations.................................     1,797,996      1,922,255      1,872,103
Decrease (increase) in non-cash working capital.......      (270,008)    (1,227,623)      (130,473)
                                                          ----------     ----------     ----------
Cash provided by operations...........................     1,527,988        694,632      1,741,630
                                                          ----------     ----------     ----------
Investing:
  Acquisition of fixed assets.........................      (285,410)      (220,675)      (639,945)
  Proceeds on sale of fixed assets....................         8,150          3,000             --
  Decrease in investment tax credits..................        55,843             --             --
                                                          ----------     ----------     ----------
Cash used in investing................................      (221,417)      (217,675)      (639,945)
                                                          ----------     ----------     ----------
Financing:
  Decrease in long term debt..........................    (2,079,356)    (1,646,685)    (1,066,636)
  Decrease in advances from related parties...........      (326,000)      (326,000)      (160,811)
                                                          ----------     ----------     ----------
Cash used in financing................................    (2,405,356)    (1,972,685)    (1,227,447)
                                                          ----------     ----------     ----------
Increase (decrease) in cash*..........................    (1,098,785)    (1,495,728)      (125,762)
Cash at beginning of year.............................     1,610,483      1,610,483        511,698
                                                          ----------     ----------     ----------
Cash at end of year...................................    $  511,698     $  114,755     $  385,936
                                                          ==========     ==========     ==========

---------------

* For the purpose of this statement, cash is defined as cash and term deposits, net of bank loan.

   The accompanying notes are an integral part of these financial statements.

                       J.R.S. EXPLORATION COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     Financial statements are denominated in Canadian dollars and are presented in accordance with Canadian generally accepted accounting principles.

DEPRECIATION

     Depreciation is calculated using the straight-line (equipment -- 20%) and declining balance (vehicles -- 30%; office -- 20%) methods at rates which will depreciate the assets over their estimated useful lives.

INVESTMENT TAX CREDITS

     Investment tax credits are recorded using the cost reduction method.

2. FIXED ASSETS:

     Fixed assets are recorded at cost and are comprised of the following.

                                                                    1995
                                                         --------------------------
                                                                         ACCUMULATED
                                                            COST         DEPRECIATION
                                                         -----------     ----------
            Equipment..................................  $12,097,741     $7,224,900
            Vehicles...................................    1,471,725      1,060,322
            Office.....................................      315,448        169,161
                                                         -----------     -----------
                                                         $13,884,914     $8,454,383
                                                         ===========     ===========

3. AGREEMENT RECEIVABLE:

     The agreement receivable is unsecured, bears interest at 7% and is repayable in annual installments of $33,333 plus interest. The 1995 installment is in arrears.

4. BANK LOAN:

     The revolving bank loan is payable on demand and bears interest at prime plus 1/2%. Security on the loan is described in Note 6.

5. ADVANCES FROM RELATED PARTIES:

     The advances from related parties, including shareholders and companies controlled by shareholders, are non-interest bearing and have no fixed terms of repayment.

                       J.R.S. EXPLORATION COMPANY LIMITED

6. LONG-TERM DEBT:

                                                                                      1995
                                                                                   ----------
Bank loan, bearing interest at prime plus 1 1/2%, is payable on demand. The bank
  has agreed to accept blended monthly installments of $133,000.................   $2,711,997
Finance loan, bearing interest at 5 1/4%, is repayable in quarterly installments
  of U.S.$19,115 to October 1996................................................      101,998
Finance contracts, bearing interest at rates ranging from 12% to 13%, repayable
  in blended monthly installments of $12,416 to July 1997.......................      227,367
                                                                                   ----------
                                                                                    3,041,362
Less: amount due within one year................................................    1,552,533
                                                                                   ----------
                                                                                   $1,488,829
                                                                                    =========

     The bank loans are secured by a general security agreement, a debenture providing a first charge on specific equipment and a floating charge on all assets of the Company and postponement of claim by certain shareholders and directors.

     The finance loan and contracts are secured by specific equipment and vehicles.

     Estimated principal repayments over the next three years are as follows:

                    1996....................................   $1,552,533
                    1997....................................    1,476,832
                    1998....................................       11,997

7. SHARE CAPITAL:

        Authorized --
          Unlimited number of Class A voting shares
          Unlimited number of Class B non-voting shares
          Unlimited number of Class D preferred shares
        Issued --
          Class A voting shares................................................    33
          Class B non-voting shares............................................    33
                                                                                  ---
                                                                                   66
                                                                                   ==

     No Class D preferred shares were issued at November 30, 1995.

8. INCOME TAXES:

     The income tax provision on the income statement differs from the expected income tax provision as follows:

                                                                               1995
                                                                             --------
        Expected income taxes @ 44.34%....................................   $(37,677)
        Add (deduct) effects of:
          Small business tax reduction....................................    (51,000)
          Non deductible expenses.........................................     23,737
                                                                             --------
                                                                             $(64,940)
                                                                             ========

                       J.R.S. EXPLORATION COMPANY LIMITED

9. COMMITMENTS:

     Subsequent to November 30, 1995, the Company entered into a lease agreement, with a related company (see Note 10), for their business premises. The lease calls for annual payments of $96,840 and expires in May 2001.

10. RELATED PARTY TRANSACTIONS:

     The following summarizes transactions and balances with companies which are owned by parties related to the shareholders:

                                                                               1995
                                                                             --------
        Pavelow Investments Ltd.
          Rent charged on premises........................................   $ 96,840
        Malpaso Surveys Ltd.
          Survey fees charged.............................................    280,707
          Balance included in accounts payable............................     28,109
        C.M.J. Holdings Ltd.
          Equipment lease charges.........................................     42,185
          Balance included in accounts payable............................     67,909

11. GENERAL AND ADMINISTRATIVE COSTS:

     General and administrative costs include interest expense of $416,082, $303,116 (unaudited) and $197,501 (unaudited), and depreciation of $33,406, $22,104 (unaudited), and $24,785 (unaudited), for the year ended November 30, 1995, the nine months ended August 31, 1995, and the nine months ended August 31, 1996, respectively.

3-D GEOPHYSICAL, INC. currently operates nine crews with six state-of-the-art, 24-bit seismic data acquisition systems in the Western Hemisphere. The Company utilizes a fleet of vibroseis units, as well as dynamite, for energy sources in its land seismic surveys.

[Photograph of crew laying cable.]

[Photograph of vibroseis trucks in the field.]

[Photograph of 3-D image.]

The Company's personnel are considerate of the safety of people and the importance of the natural surroundings. Safeguarding the public, protecting the natural environment, and ensuring employee welfare and priorities.

Through its processing arm, PIASA (Procesos Interactivos Avanzados, S.A. de C.V.), 3-D Geophysical provides advanced data processing and interpretation services. The Company uses sophisticated systems to process seismic data in regional offices in Mexico City and Lima.

Complex 3-D imaging requires the latest in design and mapping capabilities. Using complex software, the Company's geophysicists can assist clients with program design by balancing cost with proper imaging of geologic objectives.

[LOGO]

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     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Summary Historical and Pro Forma
  Financial and Operating Data........    6
Risk Factors..........................    9
The Company...........................   13
Use of Proceeds.......................   13
Dividend Policy.......................   13
Price Range of Common Stock...........   14
Capitalization........................   14
Selected Historical and Pro Forma
  Financial and Operating Data........   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   29
Management............................   38
Security Ownership of Management and
  Principal Stockholders..............   45
Certain Transactions..................   46
Description of Capital Stock..........   49
Shares Eligible for Future Sale.......   53
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   56
Additional Information................   57
Glossary..............................   58
Index to Financial Statements.........  F-1

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                               3,500,000 SHARES

                            3-D GEOPHYSICAL, INC.

                                 COMMON STOCK

                            [3-D GEOPHYSICAL LOGO]

                                 ------------

                                  PROSPECTUS

                              DECEMBER 17, 1996

                                 ------------

                              SMITH BARNEY INC.

                        RAUSCHER PIERCE REFSNES, INC.

                              SIMMONS & COMPANY
                                INTERNATIONAL

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